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As filed with the Securities and Exchange Commission on February 10, 2004

Registration No. 333

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Standard Parking Corporation
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	7521 (Primary Standard Industrial Classification Code Number)	16-1171179 (I.R.S. Employer Identification Number)

900 North Michigan Avenue, Suite 1600
Chicago, Illinois 60611
(312) 274-2000
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant's Principal Executive Offices)

Robert N. Sacks, Esq.
Executive Vice President—General Counsel and Secretary
Standard Parking Corporation
900 North Michigan Avenue, Suite 1600
Chicago, Illinois 60611
(312) 274-2000
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

WITH COPIES TO:
Timothy B. Goodell, Esq. Jonathan E. Kahn, Esq. White & Case LLP 1155 Avenue of the Americas New York, New York 10036 (212) 819-8200	Stewart Dolin, Esq. J. Todd Arkebauer, Esq. Sachnoff & Weaver, Ltd. 30 South Wacker Drive, Suite 2900 Chicago, Illinois 60606 (312) 207-1000	Christopher D. Lueking, Esq. Latham & Watkins LLP Sears Tower, Suite 5800 233 South Wacker Drive Chicago, Illinois 60606 (312) 876-7700

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)

Class A Common Stock, $0.001 par value	$70,000,000	$8,869.00

(1)
Includes shares subject to the underwriters' over-allotment option.

(2)
Estimated solely for the purpose of computing the registration fee in accordance with Rule 457 under the Securities Act of 1933, as amended. Pursuant to Rule 457(o), certain information has been omitted from the table.

(3)
Calculated pursuant to Rule 457 of the Securities Act of 1933.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED FEBRUARY     , 2004

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS

             Shares

STANDARD PARKING CORPORATION

Class A Common Stock

        This is the initial public offering of             shares of Class A common stock issued by Standard Parking Corporation and no public market currently exists for our common stock. We expect that the initial public offering price will be between $            and $            per share of Class A common stock. The market price of the shares after this offering may be higher or lower than this offering price.

        We intend to apply to have our shares of Class A common stock approved for quotation on The NASDAQ National Market under the symbol "STAN."

        Investing in our Class A common stock involves risks. See "Risk Factors" beginning on page 10 of this prospectus.

	Per share	Total
Offering price	$	$
Discounts and commissions to underwriters	$	$
Offering proceeds to Standard Parking, before expenses	$	$

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        We have granted to the underwriters the option to purchase up to an additional             shares of Class A common stock at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

William Blair & Company

The date of this prospectus is                        , 2004

We provide parking facility management services at several premier locations including the following:

Chicago O'Hare International Airport	World Trade Center, Boston, MA

Westfield Shoppingtown Century City, Los Angeles, CA	Nationwide Arena, Columbus, OH
[Additional Picture to be Inserted]	[Additional Picture to be Inserted]

        You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate as of the date on the front of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

        Information contained in our website does not constitute part of this prospectus.

        Standard Parking Corporation, our logo and other trademarks mentioned in this prospectus are the property of their respective owners.

i

SUMMARY

        This summary highlights information contained elsewhere in this prospectus. You should read the following summary carefully, together with the more detailed information in this prospectus regarding our company and the Class A common stock being sold in this offering, including the section titled "Risk Factors" beginning on page 10 and the historical and interim financial statements of Standard Parking and the related notes thereto included elsewhere in this prospectus. As used in this prospectus, all references to "Standard Parking," "the Company," "we," "us," "our" and the like refer to Standard Parking Corporation and its consolidated subsidiaries, unless the context otherwise requires. Except as otherwise indicated, information in this prospectus assumes the underwriters have not exercised their option to purchase     shares of Class A common stock to cover over-allotments and gives effect to the authorization of two classes of stock, the reclassification of our pre-existing common stock into Class B common stock and the issuance of     shares of Class A common stock pursuant to this offering. Calculations in this prospectus assume that the Class A common stock is being offered at $    per share. In addition, except as otherwise indicated, information in this prospectus assumes the retirement of all of our outstanding preferred stock, the conversion of options to purchase our Series D preferred stock into options to purchase our Class A common stock, the refinancing of our existing senior credit facility with our proposed new senior credit facility and the impact of our obligation to repurchase all shares of our pre-existing common stock held by minority stockholders.

Overview

        We are a leading national provider of parking facility management services. We provide on-site management services at multi-level and surface parking facilities for all major markets of the parking industry. We manage approximately 1,850 parking facilities, containing over one million parking spaces in over 275 cities across the United States and Canada. Our diversified client base includes some of the nation's largest private and public owners, managers and developers of major office buildings, residential properties, commercial properties, shopping centers and other retail properties, sports and special event complexes, hotels, and hospitals and medical centers, including properties such as the Arco Tower in Los Angeles, the Four Seasons Hotel in Chicago, the Harvard Medical School in Cambridge, the Nationwide Arena in Columbus and Westfield Shoppingtown Century City in Los Angeles. In addition, we manage 126 parking-related and shuttle bus operations serving 66 airports, including Chicago O'Hare International Airport, Cleveland Hopkins International Airport and Dallas/Fort Worth International Airport. We also provide a range of ancillary services to satisfy client needs such as municipal meter collection and valet parking.

        During our 75 years in business, we have focused on providing our clients with superior management services to attract parking customers. We believe that our management services, coupled with a leading position in our core markets, help to maximize profitability per parking facility for both us and our clients. We believe that we have created our leading position by providing:

  •
  Ambiance in Parking®, an approach to parking that includes on-site, value-added services and amenities;

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  service enhancing information technology, including ClientViewSM, a proprietary client reporting system which allows us to provide our clients with on-line access to site-level financial and operating information;

  •
  comprehensive training programs for on-site employees, including our web-based Standard University® training programs for management-level personnel, that promote customer service and client retention; and

  •
  an internal audit and contract compliance group to monitor cash and operational controls.

        We do not own any parking facilities and, as a result, we assume few of the risks of real estate ownership. We operate our clients' parking properties through two types of arrangements: management contracts and leases. Under a management contract, we typically receive a base monthly fee for managing the facility as well as amounts attributable to ancillary services, and we may also receive an incentive fee based on the achievement of facility performance objectives. Typically, all of the underlying revenues and expenses under a standard management contract flow through to our client rather than to us. Under lease arrangements, we generally pay to the property owner either a fixed annual rent, a percentage of adjusted gross customer collections, or a combination thereof. We collect all revenues under lease arrangements and we are responsible for most operating expenses, but we are typically not responsible for major maintenance, capital expenditures or real estate taxes. As of September 30, 2003, we operated 84% of our locations under management contracts and 16% under leases.

        Our ability to grow our business during the last several years has been constrained due to our highly leveraged capital structure and limited liquidity. Lacking the capital to pursue our growth strategies, we have instead focused our efforts on growing our profit by improving the efficiency of operations and by not renewing or by terminating unprofitable contracts. Based on these efforts, for the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002, we improved average gross profit per location under management contracts and leases by 13.3% and 9.1%, respectively.

Industry Overview

        The International Parking Institute, a trade organization of parking professionals, estimates that as of December 2002 (the latest year for which numbers are available) there were approximately 40,000 parking facilities in the United States generating over $29.0 billion in gross customer collections. Industry participants, the vast majority of which are privately held companies, consist of relatively few nationwide companies and hundreds of small regional or local operators, including a substantial number of companies that provide parking as an ancillary service in connection with property management or ownership. The parking industry from time to time experiences consolidation as smaller operators find that they lack the financial resources, economies of scale and management techniques required to compete with larger providers. We expect this trend will continue. Substantial opportunities for growth exist for larger parking facility operators, driven by a number of industry trends, including the growth of large property managers, owners and developers with multiple locations, increased outsourcing initiatives by parking facility owners and industry consolidation.

Competitive Strengths

        We believe we have a number of strengths that will allow us to capitalize on these industry trends, including:

        Leadership in Core Markets.    We have a leading market presence in many major cities and airports. We consider our core urban markets to be those cities where we have a leading presence (as measured by number of locations), realize economies of scale, and have depth of management and a detailed knowledge of local markets. Because of the scale of our operations, we are able to spread administrative overhead costs across a large number of parking locations in a single market and generate higher average profitability per location in our core markets. We have also developed a particular expertise in providing parking and parking related services to the airport market. We consider our airports to be a core market as well. In our core markets we believe we compete more effectively for new business and better retain existing locations. We believe that we are one of the leading providers (as measured by number of locations) within all of our core markets.

        Diverse Client Base.    We have a diverse client base, which enables us to mitigate the risk of a downturn in particular locations or markets while providing us with the ability to take advantage of growth opportunities in any of the markets we serve. Our client base is diversified across geography, number of clients and types of clients.

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  Geography.  We manage parking facilities in over 275 cities across 43 states and the District of Columbia in the United States and four provinces in Canada. Our core markets are Boston, Chicago, Cleveland, Columbus, Honolulu, Houston, Kansas City, Los Angeles, Minneapolis, New Orleans, Richmond, Toronto, Washington, D.C./Baltimore and our airport locations.

  •
  Number of clients.  We provide services at approximately 1,850 locations. No single client represented more than 7.0% of revenue or more than 4.0% of gross profit for the nine-month period ended September 30, 2003.

  •
  Types of clients.  We provide on-site management services at multi-level and surface parking facilities for all major markets of the parking industry. Our diversified client base includes some of the nation's largest public and private owners, managers and developers of major office buildings, residential properties, commercial properties, shopping centers and other retail properties, sports and special events complexes, universities, hotels, hospitals and medical centers and many of the major airports in North America.

        Consistent, High-Level Service Offering.    Our ability to provide a uniformly high level of parking and related services is valued by our clients, who recognize that the parking experience often makes both the first and last impressions on their properties' tenants and visitors. Our employees undergo a concentrated training program that focuses on the delivery of professional services to our clients and their customers on a consistently high level. Our ability to consistently deliver these and related services improves our ability to win contracts at premier locations, retain existing locations and, therefore, improve our profitability.

        Strong Client Base and High Contract Retention.    Our client base consists of the leading names in a variety of markets including: Brookfield Properties Corporation, CB Richard Ellis, Crescent Real Estate Equities Company, Equity Office Properties, Grubb & Ellis, Jones Lang LaSalle, the City of Miami Beach and the City of New Orleans. Our client base also includes many of the major airports in North America, such as Chicago O'Hare International Airport, Cleveland Hopkins International Airport and Dallas/Fort Worth International Airport. Our track record in retaining locations has averaged 89% during the three-year period ended September 30, 2003, which statistic also reflects the impact of our decision not to renew, or to terminate, unprofitable contracts.

        Focus on Low Risk Contracts.    Management contracts typically generate a fixed base management fee that is not dependent upon the operating performance of the location, and as a result, limits our exposure to adverse economic conditions, such as the events of September 11, 2001. Given this dynamic, we have made a strategic decision to focus on securing business primarily through management contracts and not through ownership of parking facilities. When we enter into leases, we seek to negotiate low minimum rental commitments, and often structure a variable component into the contract to mitigate lower revenues from economic downturns. In addition to adding new management contracts and leases, we intend to continue to strengthen our contract portfolio through the elimination of underperforming locations, which will further enhance our profitability.

        Experienced Executive Management Team.    Our executive management team of eight individuals has an average of 20 years experience in the parking industry, including an average of 16 years with us or our acquired companies.

Growth Opportunities

        While our business has been constrained in recent years by our highly leveraged capital structure, we believe we will be well positioned to pursue the following growth strategies after our initial public offering:

        Grow Contract Portfolio Within Our Core Markets.    Our strategy is to increase our presence and profitability in our core markets by continuing to provide sophisticated parking services and by capitalizing on our economies of scale and operating efficiency. We plan to continue to maximize our premium service, local market knowledge and management infrastructure to retain existing locations and compete aggressively for new business in these core markets. We regularly review potential acquisition opportunities to increase our position in our core markets.

        Enhance Client Relationships Through Additional Services.    We believe we can deepen our relationships with existing clients and attract new clients by continuing to offer additional services that complement our parking expertise, such as shuttle bus, taxi-dispatch, municipal meter collection and valet-parking services. By offering these services to our clients, we increase our revenues and gross profit per location, and strengthen our client relationships, which should enhance our ability to win new contracts and increase our retention rate.

        Develop New Market Opportunities.    We believe that a significant opportunity exists for us to expand our presence in markets such as university campus parking and hospital parking. In addition to expanded growth opportunities in the hospital and university markets, we see significant potential within the municipal on-street market, including enforcement services. We currently provide exclusive meter collection and management services for the City of Miami Beach, Florida.

        Develop New Core Markets.    We believe that numerous opportunities for growth are available by developing new core markets either through new contracts, acquisitions, alliances or partnerships. Our clients generally have a presence in a variety of urban markets where they seek to outsource the management of their parking facilities to a national parking service provider that can assist them in maximizing parking-related profit.

Ownership Recapitalization

        In connection with this offering, we and AP Holdings, Inc., our current parent company, plan to recapitalize our ownership structure. As a result of these transactions,

  •
  our existing common stock will be reclassified as Class B common stock and we will authorize Class A common stock for issuance in this offering,

  •
  our outstanding Series C preferred stock and Series D preferred stock will be retired,

  •
  options to purchase our Series D preferred stock will be converted into options to purchase our Class A common stock, and

  •
  the common stock owned by AP Holdings, Inc. will be transferred to an affiliate, [Steamboat Industries, Inc.], which will, as a result, become our new parent company.

        Additionally, as discussed in "Use of Proceeds", we will repurchase, as required by our stockholders' agreement, all of the common stock owned by our minority stockholders.

Risk Factors

        An investment in our Class A common stock involves significant degrees of risk. We urge you to carefully consider all of the information described in the section entitled "Risk Factors" beginning on page 10.

        The address of our principal executive offices is 900 North Michigan Avenue, Suite 1600, Chicago, Illinois 60611, and our telephone number is (312) 274-2000. Our website address is www.standardparking.com. You should not construe the information on our website to be a part of this prospectus.

This Offering

Class A common stock offered by us	shares
Common stock outstanding after this offering:
Class A common stock:	shares(1)
Class B common stock:	shares(2)
Total common stock	shares
Use of proceeds
We expect to use the net proceeds from this offering (of approximately $ million) as well as availability (of approximately $ million) under our proposed $ million new senior credit facility as follows:
• $60.9 million to redeem all of our 14% senior subordinated second lien notes due on December 15, 2006, or 14% notes, at 104% of face value, including accrued interest; and
• $ million to repurchase shares of our common stock from our minority stockholders as required by our stockholders' agreement, as discussed in "Ownership Recapitalization."
Voting rights:
Class A common stock	One vote per share.
Class B common stock
Ten votes per share on all matters submitted to a vote of our stockholders and one vote per share on all matters submitted to a vote of the holders of Class B common stock voting separately as a class.
Directors:
Class A common stock	Elects two directors.
Class B common stock	Elects five directors.
Proposed NASDAQ National Market symbol	"STAN"

(1)
Excluding            authorized options of which             options are issued and outstanding at a weighted average price of            .

(2)
Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder thereof or upon certain transfers, unless such transfer is approved by a majority of the independent directors; made to an affiliate of the transferor; made to another holder of Class B common stock; or made in a bona fide pledge. For additional information, please see "Description of Capital Stock."

Summary Consolidated Financial Data

        The following summary consolidated statement of operations data for the years ended December 31, 2000, 2001 and 2002 have been derived from our consolidated financial statements, which are included elsewhere in this prospectus. The unaudited balance sheet data as of September 30, 2003 and the following summary unaudited consolidated statement of operations data for the nine months ended September 30, 2002 and 2003 have been derived from our unaudited consolidated financial statements, included elsewhere in this prospectus. These financial statements include all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of our financial position and results of operations for these periods. Operating results for the nine months ended September 30, 2003 are not necessarily indicative of results that may be expected for the year ending December 31, 2003.

        The following financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical and interim financial statements of Standard Parking and the related notes thereto included elsewhere in this prospectus.

Performance Metrics and Business Trends

        In evaluating our financial condition and operating performance, management's primary focus is on our gross profit, total general and administrative expense and general and administrative expense as a percentage of our gross profit. Although the underlying economics to us of management contracts and leases are similar, the manner in which we are required to account for them differs. Revenue from leases includes all gross customer collections derived from our leased locations (net of parking tax), whereas revenue from management contracts only includes our contractually agreed upon management fees and amounts attributable to ancillary services. Gross customer collections at facilities under management contracts, therefore, are not included in our revenue. Accordingly, while our revenue can fluctuate simply based on the proportion of leases to management contracts, our gross profit will not fluctuate merely because of the structure of our operating agreements. For example, as of September 30, 2003, 84% of our locations were managed under management contracts and 77% of our gross profit for the nine-month period ended September 30, 2003 was derived from management contracts. Only 35% of total revenue (excluding reimbursement of management contract expenses), however, was from management contracts because under those contracts the revenue collected from parking customers belongs to our clients. Therefore, gross profit and total general and administrative expense, rather than revenue, are management's primary focus.

        Our ability to grow gross profit and add new locations during the last several years has been constrained due to our highly leveraged capital structure and limited liquidity. As a result, we have focused on controlling capital spending and general and administrative expense, and on reducing our total debt. In addition, we have concentrated on growing our profit by improving the efficiency of our operations and by either not renewing or by terminating unprofitable contracts. Based on these efforts, for the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002, we improved average gross profit per location under management contracts and leases by 13.3% and 9.1%, respectively.

	Year Ended December 31,			Nine Months Ended September 30,		As Adjusted(1)
	2000	2001	2002	2002	2003	December 31, 2002			September 30, 2003
				(unaudited)		(unaudited)
($ in thousands, except per share and operating data)
Statement Of Operations Data:
Parking services revenue
Lease contracts	$181,828	$156,411	$142,376	$108,215	$103,554
Management contracts	70,654	87,403	78,029	58,729	55,589
Reimbursement of management contract expense	308,591	317,973	326,146	277,391	245,295

Total revenue(2)	561,073	561,787	546,551	444,335	404,438
Cost of parking services
Lease contracts	159,702	142,555	128,871	98,219	93,522
Management contracts	32,643	44,272	35,201	28,157	21,293
Reimbursement of management contract expense	308,591	317,973	326,146	277,391	245,295

Total cost of parking services(2)	500,936	504,800	490,218	403,767	360,110
Gross profit
Lease contracts	22,126	13,856	13,505	9,996	10,032
Management contracts	38,011	43,131	42,828	30,572	34,296

Total gross profit	60,137	56,987	56,333	40,568	44,328
General and administrative expenses	36,121	29,979	30,133	22,547	24,365			(3)			(3)
Depreciation and amortization	12,635	15,501	7,554	5,434	5,555
Special charges	4,636	15,869	2,897	1,754	548
Management fee-parent company(4)	—	—	3,000	2,250	2,250		—			—

Operating income (loss)	6,745	(4,362)	12,749	8,583	11,610
Interest expense, net	17,382	17,599	15,965	12,019	12,094
Gain on extinguishment of debt	—	—	—	—	1,757		—			—
Bad debt provision related to related-party non-operating receivables	—	12,878	—	—	—		—			—
Minority interest expense	341	209	180	124	266
Income tax expense	503	406	428	353	483

Net (loss) income	$(11,481)	$(35,454)	$(3,824)	$(3,913)	$524	$			$

Net (loss) income per share—basic
Net (loss) income per share—diluted
Other Financial Data:
Gross customer collections	$1,545,690	$1,505,645	$1,380,536	$1,062,953	$958,399
Capital expenditures	$4,684	$1,537	$1,843	$1,122	$591
Number of managed locations	1,559	1,616	1,595	1,586	1,576
Number of leased locations	364	328	294	309	292
Number of total locations	1,923	1,944	1,889	1,895	1,868
Number of parking spaces	1,033,587	1,026,608	1,028,047	1,010,740	1,023,926
	As of September 30, 2003
	Actual	As Adjusted
($ in thousands)
Balance Sheet Data:
Cash and cash equivalents	$7,510
Working capital deficiency	(4,714)
Total assets	191,348
Total debt	164,586
Stockholders' deficit	(159,205)

(1)
The as adjusted data for the fiscal year ended December 31, 2002 and the nine-month period ended September 30, 2003 give effect to the following as if each had occurred on the first day of the period specified: (1) this offering; (2) the redemption of our 14% notes at 104% of principal amount, including accrued interest; (3) the repayment of our senior credit facility and the entering into of our proposed new credit facility; (4) the repurchase, as required by our stockholders' agreement, of all shares of common stock held by our minority stockholders; (5) the retirement of all outstanding shares of our Series C preferred stock and our Series D preferred stock; (6) the conversion of all options to purchase shares of our Series D preferred stock into options to purchase our Class A common stock; (7) the authorization of two classes of common stock and the reclassification of each share of our pre-existing common stock into     shares of Class B common stock; and (8) the conversion of an existing management contract into a long-term lease.

(2)
Restated to include reimbursable management contract expenses in accordance with a new accounting standard (EITF 01-14) adopted during the second quarter ended June 30, 2002.

(3)
We have entered into employment and other contracts that will result in additional general and administrative expenses, which have been added to the "As Adjusted" numbers in the amount of $     million for the year ended December 31, 2002 and $     million for the nine months ended September 30, 2003. Additionally, as a result of having publicly held equity, we expect general and administrative expenses to increase by approximately $     million annually to cover increased directors and officers liability insurance, increased professional fees, NASDAQ listing fees, increased regulatory compliance costs, and fees for our independent directors.

(4)
The management fee terminates in conjunction with the completion of this offering.

RISK FACTORS

        You should carefully consider the risks described below in connection with reviewing this prospectus. If any of the events referred to below actually occur, our business, financial condition, liquidity and results of operations could suffer. In that case, the trading price of our Class A common stock could decline and you may lose all or part of your investment. You should also refer to the other information in this prospectus, including our consolidated financial statements and the related notes.

Risks Related to Our Business

Our indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations.

        We have a significant amount of indebtedness. On September 30, 2003, on a pro forma basis giving effect to this offering and our proposed new senior credit facility and the use of proceeds therefrom, we would have had total indebtedness of approximately $    million, of which $49.7 million consisted of the 9 1/4% senior subordinated notes due 2008 (including $0.8 million of carrying value in excess of principal), and the balance consisted of other debt, including our proposed new senior credit facility.

        Our indebtedness could have important consequences. For example, it could:

  •
  increase our vulnerability to general adverse economic and industry conditions;

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  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, growth initiatives, acquisitions and other general corporate purposes;

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  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

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  limit our ability to engage in activities that may be in our long-term best interests;

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  limit our ability to use capital as a means of retaining existing clients and attracting new clients;

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  be required to be repaid if we experience a change of control;

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  make it more difficult for us to satisfy our obligations with respect to our debt;

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  place us at a competitive disadvantage compared to our competitors that have less debt and greater financial resources; and

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  limit our ability to borrow additional funds.

        We cannot assure you that cash flow from operations, combined with additional borrowings under the senior credit facility and any future credit facility (including our proposed new senior credit facility), will be available in an amount sufficient to enable us to repay our indebtedness, or to fund other liquidity needs. We and our subsidiaries may be able to incur substantial additional indebtedness in the future, which could cause the related risks to intensify. We will need to refinance all or a portion of our indebtedness, including our proposed new senior credit facility and the 9 1/4% notes, on or before their respective maturities. We cannot assure you that we will be able to refinance any of our indebtedness, including our proposed new senior credit facility and the 9 1/4% notes, on commercially reasonable terms or at all. If we are unable to refinance our debt, we may default under the terms of our indebtedness, which could lead to an acceleration of the debt. We do not expect that we could repay all of our outstanding indebtedness if the repayment of such indebtedness were accelerated.

We have sustained substantial net losses attributable to common stockholders and may not achieve profitability in the future.

        We have sustained substantial net losses attributable to common stockholders. We have a common stockholders' deficit of $159.2 million as of September 30, 2003. As of September 30, 2003, on a pro forma basis giving effect to this offering and our proposed new senior credit facility and the use of proceeds therefrom, which includes the redemption of our 14% notes, the repurchase, as required by the terms of our stockholders' agreement, of all shares of common stock from minority stockholders and the conversion of a management contract to a long-term lease, we would have had stockholders' equity of approximately $             million. Continued lack of profitability would harm our financial condition and adversely impact our business.

Our history of net losses may inhibit our ability to access the capital markets; however, if we are able to access the capital markets, our stockholders may experience significant dilution.

        We may seek to raise additional capital to further reduce our debt and to fund our operations or growth strategies, including acquisitions, through public or private equity or debt financing. We cannot assure you that additional financing will be available, if needed, on acceptable terms, or at all. If additional capital is needed and not available, we may need to change our business strategy to slow our rate of expansion or reduce our operations. If we raise additional funds by issuing equity securities, our stockholders may experience dilution.

Our working capital and liquidity may be affected if a significant number of our clients require us to deposit all parking revenues into their respective accounts.

        We frequently contract with clients to hold parking revenues in our account and remit the revenues, minus the operating expenses and our fee, to our clients at the end of the month. Some clients, however, require us to deposit parking revenues in their accounts on a daily basis. This type of arrangement requires us to pay costs as they are incurred and receive reimbursement and the management fee after the end of the month. There can be no assurance that a significant number of clients will not switch to the practice of requiring us to deposit all parking revenues into their respective accounts, which would have a material adverse effect on our liquidity and financial condition.

Our business would suffer if the use of parking facilities we operate decreased.

        We derive a substantial portion of our revenues from the operation and management of parking facilities. Our business would suffer if the use of parking facilities in urban areas or at or near airports decreased. Further, our success depends on our ability to adapt and improve our products in response to evolving client needs and industry trends. If demand for parking is low due to decreased car and airplane travel resulting from increased gasoline prices, inclement weather, increased regulation, general economic slowdown or other factors, our business, financial condition, results of operations and our ability to achieve sufficient cash flow to service our indebtedness, may be materially adversely affected.

The operation of our business is dependent upon key personnel.

        Our success is, and will continue to be, substantially dependent upon the continued services of our executive management team. The loss of the services of one or more of the members of our executive management team could have a material adverse effect on our financial condition and results of operations. Although we have entered into employment agreements with, and historically have been successful in retaining the services of, our executive management, there can be no assurance that we will be able to retain them in the future. In addition, our continued growth depends upon our ability to attract and retain skilled operating managers and employees.

We have significant financial obligations under our lease at Bradley International Airport.

        We are the lessee under a 25-year lease with the State of Connecticut that expires on April 6, 2025, under which we lease the surface parking and 3,500 new garage parking spaces at Bradley International Airport located in the Hartford, Connecticut metropolitan area. The parking garage was financed on April 6, 2000 through the issuance of $47.7 million of State of Connecticut special facility revenue bonds. The Bradley lease provides that we deposit with a trustee for the bondholders all gross revenues collected from operations of the surface and garage parking, and from these gross revenues, the trustee pays debt service on the special facility revenue bonds, operating and capital maintenance expenses of the surface and garage parking facilities and specific annual guaranteed minimum payments to the State. Principal and interest on the Bradley special facility revenue bonds increases from approximately $3.6 million in lease year 2002 to approximately $4.5 million in lease year 2025. Our annual guaranteed minimum payments to the State increase from approximately $8.3 million in lease year 2002 to approximately $13.2 million in lease year 2024.

        To the extent that monthly gross receipts are not sufficient for the trustee to make the required payments we are obligated, pursuant to our guaranty agreements, to deliver the deficiency amount to the trustee within three business days of notice. We are responsible for these deficiency payments regardless of the amount of utilization for the Bradley parking facilities. We made payments of $1.2 million in 2002, net of repayments of $0.4 million and $2.5 million in the first nine months of 2003, to cover these deficiency payments. Although the State of Connecticut has an obligation to raise parking rates to offset a decline in usage, there is no guarantee that the State of Connecticut will raise rates enough to offset a decline in usage or that any change in rates will result in revenues sufficient to cover the trustee's payments without resort to our guaranty. As of September 30, 2003, the discounted net receivable for this contract in the amount of $6.0 million, which includes deficiency payments of $3.7 million, is included in long-term receivables. Although we expect to recover all amounts owed to us, we expect we will have to make material additional deficiency payments in the near term.

Our business would be harmed if fewer clients purchase insurance through us.

        Many of our clients have historically chosen to purchase liability insurance for the locations we manage through us. Clients do, however, have the option of purchasing such insurance independently, as long as we are named as an additional insured pursuant to an additional insured endorsement. We purchase insurance policies at prices that we believe represent a discount to the prices that would typically be charged to parking facility owners on a stand-alone basis. Pursuant to our management contracts, we charge our clients for insurance at rates we believe are competitive. A material reduction in the amount of insurance purchased through us could have a material adverse effect on our operating income.

Additional funds would need to be reserved for future insurance losses if such losses are worse than expected.

        We provide liability and worker's compensation insurance coverage consistent with our obligations to our clients under our various management contracts and leases. We are obligated to reimburse our insurance carrier for each loss incurred in the current policy year up to the amount of a deductible specified in our insurance policies. The deductible for our various liability and workers' compensation policies is $250,000. We also purchase group health insurance for eligible full-time employees and family members and self-insure for up to $125,000 per year per covered individual in eligible incurred medical expenses. Our financial statements reflect our funding of all such obligations based upon guidance and evaluation we have received from third party insurance professionals. There can be no assurance, however, that the ultimate amount of our obligations will not exceed the amount presently funded or accrued, in which case we would need to set aside additional funds to reserve for any such excess. Our obligations could increase if we receive a greater number of insurance claims or the cost of claims generally increases. A material increase in insurance costs due to a change in the number of claims, claims costs or premiums paid by us could have a material adverse effect on our operating income.

We could face considerable business and financial risk in implementing our growth strategy.

        We face substantial risks in growing our business, either organically or through acquisitions. Risks include:

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  Difficulties in the integration of new operations, technologies, products and personnel;

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  Competitive pressures;

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  Inability to maintain our standards, controls and procedures;

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  Risks of entering new geographic or service markets in which we have no or limited prior experience;

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  Potential loss of employees;

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  Limited availability of capital for working capital, capital expenditures, acquisitions and investment in information technology systems upgrades;

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  Diversion of management's attention; and

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  Expenses of any undisclosed or potential liabilities of any acquired company.

        Our growth will be directly affected by the results of operations of added parking facilities, which will depend, in turn, upon the competitive environment for acquisitions and new contracts and our ability to obtain suitable financing, contract terms and government licenses and approvals.

Our ability to expand our business will be dependent upon the availability of adequate capital.

        The rate of our expansion will depend in part upon the availability of adequate capital, which in turn will depend in large part upon cash flow generated by our business and the availability of equity and debt capital. We cannot assure you that we will be able to obtain equity or debt capital on acceptable terms or at all. Our proposed new senior credit facility is expected to contain and the indenture governing our 9 1/4% notes contains provisions that restrict our ability to incur additional indebtedness and make substantial asset sales which might otherwise be used to finance our expansion. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness. Our obligations under the proposed new senior credit facility are expected to be secured by substantially all of our personal property, which may further limit our access to certain capital markets or lending sources. As a result, we cannot assure you that we will be able to finance our current growth strategy.

The failure to successfully integrate possible future acquisitions or new contracts could have a negative impact on our business and the market price of our common stock.

        We plan to pursue acquisitions on a selective basis in the future. Successful integration and management of additional facilities will depend on a number of factors, many of which are beyond our control. There can be no assurance that suitable acquisitions or new contract candidates will be identified, that such acquisitions or new contracts will be consummated or that the acquired operations or new contracts can be integrated successfully. In addition, because of the price paid by us or because of the performance of acquired locations in operations after such acquisitions, there can be no assurance that the results of the acquired locations in operations will not be dilutive to our per share earnings. Any acquisition contemplated or completed by us may result in adverse short-term effects on our reported operating results, divert management's attention, introduce difficulties in retaining, hiring and training key personnel, and introduce risks associated with unanticipated problems or legal liabilities, cause the incurrence of additional debt, cause the issuance of additional equity, contingent liabilities and amortization of expenses related to intangible assets, some or all of which could reduce our profitability and harm our business.

Our management contracts and leases expose us to certain risks.

        As of September 30, 2003, we operated approximately 84% of our parking facilities pursuant to management contracts. Under these contracts, we typically receive a base monthly fee for managing the facility as well as amounts attributable to ancillary services, and we may also receive an incentive fee based on the achievement of facility performance objectives. However, some management contracts, which are referred to as "reverse" management contracts, usually provide for larger management fees and require the facility manager to pay certain of these parking facility costs, which exposes us to greater risk. Many of these contracts are for a one-year term and may be canceled by the client for various reasons, including development of the real estate for other uses. Many of these contracts are cancelable on as little as 30 days' notice without cause. Our ability to continue operating in these facilities is based on the client's satisfaction with our performance.

        As of September 30, 2003, we operated approximately 16% of our parking facilities pursuant to leases. Although there is generally more potential for income from leased facilities than from management contracts, they also generally carry more risk. Under some of these lease contracts, we are obligated to pay to the owner of the facility a fixed base rent, often regardless of the actual utilization of the facility. Some of these leases can be for periods exceeding ten years. Maintenance and operating expenses for leased facilities are borne by us and are not passed through to the owner, unlike management contracts. A decline in facility utilization could result in lease payments exceeding the revenues received for operating the parking facility. Many of these leases may be canceled by the client for various reasons, including development of the real estate for other uses. Some are cancelable on as little as 30 days' notice without cause.

        The loss or renewal on less favorable terms of a substantial number of management contracts or leases could have a material adverse effect on our business, financial condition and results of operations. In addition, because certain management contracts and leases are with state, local and quasi-governmental entities, changes to certain governmental entities' approaches to contracting regarding parking facilities could affect such contracts. A material reduction in the operating income associated with ancillary services we provide under management contracts and leases, including increases in costs or claims associated with, or a reduction in the number of clients purchasing, insurance we provide, could have a material adverse effect on our business, financial condition and results of operations. To the extent that management contracts and leases are cancelable without cause, most of these contracts would also be cancelable in the event of bankruptcy, despite the automatic stay provisions under bankruptcy law.

Our business may be harmed as a result of terrorist attacks.

        Any terrorist attacks, particularly in the United States or Canada, may negatively impact our business and results of operations. Attacks have resulted in, and may continue to result in, increased government regulation of airlines and airport facilities, including imposition of minimum distances between parking facilities and terminals, resulting in the elimination of currently managed parking facilities, and increased security checks of employees and passengers at airport facilities. These types of regulations could impose costs that we may not be able to pass on to clients and reduce revenues. To the extent that these attacks deter people either from flying or congregating in public areas, demand for parking at airports and at urban centers may decline. This decline may result in fewer owners of these facilities hiring us to manage their parking facilities and lower incentive payments under those contracts where we receive an incentive fee based on facility utilization or other factors. If these attacks cause or exacerbate a slowdown in the general economy, a similar effect may occur. An overall economic slowdown could reduce traffic at parking facilities we operate. Additional terrorist attacks, an escalation of hostilities abroad or war could have a material adverse impact on our business, financial condition and results of operations.

We operate in a very competitive business environment.

        Competition in the field of parking facility management is intense. The market is fragmented and is served by a variety of entities ranging from single lot operators to large regional and national multi-facility operators, as well as municipal and other governmental entities that choose not to outsource their parking operations. Competitors with greater resources may be able to adapt more quickly to changes in customer requirements, or devote greater resources to the promotion and sale of their products. Competitors with greater financial resources may also be able to win contracts that require larger investments in working capital or capital expenditures on the parking facility. Many of our competitors also have long-standing relationships with our clients. Providers of parking facility management services have traditionally competed on the basis of cost and service. As we have worked to establish ourselves as one of the principal members of the industry, we compete predominately on the basis of high levels of service and strong relationships. We may not be able to, or may choose not to, compete with certain competitors on the basis of price. As a result, a greater proportion of our clients may switch to other service providers or self-manage during an economic downturn.

Increased government regulation of airports and reduced air travel may affect our performance.

        We derive a significant percentage of our gross profit from parking facilities and parking related services in and around airports. For the nine months ended September 30, 2003, approximately 20% of gross profit was derived from those operations. The Federal Aviation Administration generally prohibits parking within 300 feet of airport terminals during periods of heightened security. While the prohibition is not currently in effect, there can be no assurance that this governmental prohibition will not again be reinstated. The existing regulations governing parking within 300 feet of airport terminals or future regulations may prevent us from using certain parking spaces. Reductions in the number of parking spaces and air travelers may reduce our revenues and cash flow for both our leased facilities and those facilities we operate under management contracts.

The sureties for our performance bond program will require additional collateral to issue or renew performance bonds in support of certain contracts.

        Under substantially all of our contracts with municipalities, government entities and airports, we are required to provide a performance bond to support our obligations under the contract. Due to our current financial condition and the financial state of the surety bond industry, the sureties for our performance bond program require us to collateralize our performance bonds with letters of credit. Our need to collateralize surety bonds reduces the availability of funds under our senior credit facility and limits funds available for debt service, investments in our growth strategies, working capital and capital expenditure requirements. If we are unable to provide sufficient collateral in the future, our sureties may not issue performance bonds to support our obligations under certain contracts. As of September 30, 2003, we had approximately $4.8 million of letters of credit outstanding as collateral with respect to our surety's issuance of performance bonds.

        As is customary in the industry, a surety provider can refuse to provide a bond principal with new or renewal surety bonds. If any existing or future surety provider refuses to provide us with surety bonds, there can be no assurance that we would be able to find alternate providers on acceptable terms, or at all. Our inability to provide surety bonds could also result in the loss of existing contracts. Failure to find a provider of surety bonds, and our resulting inability to bid for new contracts or renew existing contracts, could have a material adverse effect on our business and financial condition.

We believe that our client base is becoming more concentrated.

        Due to the fact that national property owners, managers and developers and other property management companies tend to own or manage multiple properties, our ability to provide parking services for a large number of properties becomes dependent on our relationships with these entities. As this happens, such clients become more significant to our business. The loss of one of these clients or the sale of properties they own to clients of our competitors could have a material adverse effect on our business and financial condition. Additionally, large clients with extensive portfolios have greater negotiating power when negotiating contracts, which could adversely affect our profit margins.

We must comply with regulations that may impose significant costs on us.

        Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. These laws typically impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In connection with the operation of parking facilities, we may be potentially liable for such costs. Although we are currently not aware of any material environmental claims pending or threatened by any party against us or any of our operated parking facilities, no assurances can be given that a material environmental claim will not be asserted against us or against the parking facilities we operate. The cost of defending against claims of liability, or of remediating a contaminated property, could have a material adverse effect on our business, financial condition and results of operations.

        Various other governmental regulations affect our operation of parking facilities, both directly and indirectly, including air quality laws, licensing laws and the Americans with Disabilities Act of 1990, or ADA. Under the ADA, all public accommodations, including parking facilities, are required to meet certain federal requirements related to access and use by disabled persons. A determination that we or the facility owner is not in compliance with the ADA could result in the imposition of fines or damage awards against us. In addition, several state and local laws have been passed in recent years that encourage car pooling and the use of mass transit. For example, a Los Angeles, California law prohibits employers from reimbursing employee parking expenses. Laws and regulations that reduce the number of cars and vehicles being driven could adversely impact our business.

        We collect and remit sales/parking taxes and file tax returns for and on behalf of ourselves and our clients. We are affected by laws and regulations that may impose a direct assessment on us for failure to remit sales/parking taxes and filing of tax returns for ourselves and on behalf of our clients.

Prior transactions may, and this offering will, limit our ability to utilize our remaining net operating losses and may accelerate future payment of taxes.

        We have substantial net operating losses, or NOLs, for U.S. federal and state income tax purposes. Depending on the value of any equity interests issued or transferred within any three-year period to unaffiliated parties in relation to the total value of our equity interests, an ownership change may be deemed to occur for purposes of a U.S. federal income tax code Section 382 that may limit our ability to utilize our remaining NOLs in future taxable years to reduce our taxable income.

        In 2002, we and AP Holdings, Inc., completed a debt and equity restructuring which, depending on the resolution of various issues, may have resulted in an ownership change for Section 382 purposes that would limit our ability to utilize our remaining NOLs for future taxable years.

        We expect that the offering plus other related transactions will result in an ownership change for Section 382 purposes, thereby limiting our future usage of the NOLs.

We may be unable to renew our insurance coverage.

        Our liability and worker's compensation insurance coverage expires on an annual basis. Failure to renew the existing coverage or to procure new coverage would have a material adverse effect on our business, financial condition and results of operations by preventing us from accepting new contracts and by placing us in default under a majority of our existing contracts. There can be no assurance that our insurance carriers will in fact be willing to renew our coverage at any rate at the expiration date.

        During the past several years we have solicited insurance quotes from alternate insurance carriers, but there can be no assurance, given the current state of the insurance industry and our current financial condition, that any alternate insurance carriers will offer to provide similar coverage to us or, if they will, that their quoted premiums will not exceed those received from our current carrier. A material increase in the cost of insurance premiums could adversely affect our financial condition and results of operations.

Many of our employees are covered by collective bargaining agreements.

        Approximately 25% of our employees are represented by labor unions. Approximately 23% of our collective bargaining contracts, representing 8% of our employees, are up for renewal in 2004. There can be no assurance that we will be able to renew existing labor union contracts on acceptable terms. Employees could exercise their rights under the labor union contract, which could include a strike or walk-out. In such cases, there are no assurances that we would be able to staff sufficient employees for our short-term needs. Any such labor strike or our inability to negotiate a satisfactory contract upon expiration of the current agreements could have a negative effect on our business and financial results.

        We make contributions to multiemployer benefit plans on behalf of certain employees covered by collective bargaining agreements and could be responsible for paying unfunded liabilities incurred by such benefit plans, which amount could be material.

Economic and demographic trends could materially adversely affect our business.

        Our business operations are located in North America and tend to be concentrated in large urban areas. To the extent that economic or demographic factors result in: the movement of white-collar jobs from urban centers to suburbs or even out of North America; increased office vacancies in urban areas or movement toward home office alternatives; or lower consumer spending or employment levels, our business could be materially adversely affected.

Risks Related to this Offering and Our Capital Structure

The price of our Class A common stock may fluctuate substantially.

        The market price of our Class A common stock may fluctuate substantially due to many factors, including:

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  actual or anticipated fluctuations in our results of operation;

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  announcements of significant contracts by us or our competitors;

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  the commencement of our involvement in litigation;

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  major catastrophic events;

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  inclement weather that reduces urban parking, air travel and airport parking or increases parking maintenance costs, such as for snow removal;

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  increases in interest rates;

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  our sale of Class A common stock or other securities in the future;

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  investor perceptions of the conditions and trends in the parking industry in general and our company in particular;

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  change in market valuation or earnings of our competitors;

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  the trading volume of our Class A common stock;

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  loss of external funding sources;

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  sales of large blocks of stock or sales by insiders;

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  increases in gasoline or jet fuel prices that reduce airport use or automobile use;

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  increases in insurance related costs or losses;

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  departures of key personnel;

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  changes in analyst estimates or ratings;

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  changes in the estimation of the future size and growth rate of our markets; and

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  general economic conditions.

        In addition, the stock market in general, and The NASDAQ National Market in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of quoted companies. These broad market and industry factors may materially harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted against that company. Such litigation, if instituted against us, could result in substantial costs and diversion of management's attention and resources.

We cannot assure you that an active market will develop for our Class A common stock or what the market price for our Class A common stock will be in the future and, in the event that an active trading market does not develop, you may be unable to resell your shares.

        Prior to this offering, there has been no public market for our Class A common stock. Although we have applied to have our Class A common stock quoted on The NASDAQ National Market, there can be no assurance that such application will be approved or, if approved, that an active trading market will develop or continue after this offering or that the market price of our Class A common stock will not decline below the initial public offering price. The initial public offering price of our

Class A common stock will be determined by negotiations among us and the representatives of the underwriters, and may not be indicative of the market price for shares of our Class A common stock after this offering. Prices for the shares of our Class A common stock after this offering will be determined in the market and may be influenced by many factors, including the depth and liquidity of the market for our Class A common stock, investor perception of us and our business, the parking management industry as a whole and general economic and market conditions. In the event an active trading market does not develop for our Class A common stock, you may be unable to resell your shares at a price acceptable to you or at all.

Future sales of our Class A or Class B common stock, or the perception in the public markets that these sales may occur, could depress our stock price.

        Sales of substantial amounts of our Class A or Class B common stock in the public market, or the perception in the public markets that these sales may occur, could cause the market price of our Class A common stock to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Upon completion of this offering, we will have    shares of our Class A common stock outstanding. In addition, we will have options to purchase a total of    shares outstanding under our long-term incentive plan, of which    will be vested. We intend to file a Form S-8 registration statement to register all the shares of common stock issuable under our plan. Our current Class A stockholders and holders of options to acquire our common stock, on a fully-diluted basis assuming exercise of all outstanding options are expected to own    % of the outstanding shares of our Class A common stock, or    % of the outstanding shares of our Class A common stock if the underwriters' over-allotment option is exercised in full. Following the expiration of a 180-day "lock-up" period, to which over    % of our outstanding shares of Class A common stock, 100% of our Class B common stock and shares issuable upon the exercise of outstanding options are subject, the holders of those shares will generally be entitled to freely transfer those shares, subject to the limitations of Rule 144. Please see "Shares Eligible for Future Sale." Moreover, William Blair & Company may, at its sole discretion and at any time without notice, release those holders from the sale restrictions on their shares. In addition to the adverse effect a price decline could have on holders of our Class A common stock, such a decline could impede our ability to raise capital or to make acquisitions through the issuance of additional shares of our Class A common stock or other equity securities.

As a new investor, you will immediately experience substantial dilution in book value as a result of this offering.

        The initial public offering price per share of Class A common stock is expected to be substantially higher than the book value per share of Class A common stock immediately after the offering. Assuming an offering price of $    , you will incur immediate and substantial dilution of $    in the net tangible book value per share of the Class A common stock from the price you paid. Following this offering, the Class A common stockholders will have contributed            % of the book value of our capital stock but will own only            % of our capital stock. There are outstanding options to purchase an aggregate of    of our shares of Class A common stock at a weighted average exercise price of $    per share,    of which will be vested and exercisable upon completion of this offering. You will realize further dilution as a result of the exercise of these options.

Our certificate of incorporation, by-laws and Delaware law contain provisions that may prevent or delay a change of control that may otherwise be in the best interest of our stockholders.

        Certain provisions of our certificate of incorporation and by-laws, as well as provisions of the General Delaware Corporation Law, may make it more difficult or expensive or otherwise discourage a tender offer or a change in control or takeover attempt by a third-party, even if such a transaction would be beneficial to our stockholders. The existence of these provisions may have a negative impact on the price of our Class A common stock by discouraging third-party investors from purchasing our Class A common stock. In particular, we intend to amend our certificate of incorporation and by-laws prior to the offering to include provisions that would:

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  permit a special meeting of our stockholders to be called only by: the chairperson of our board of directors; our board of directors acting pursuant to a resolution adopted by a majority of the members of the entire board; or the holders of a majority of the voting power of the issued and outstanding common stock;

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  prohibit the stockholders from effecting any action by written consent, but only after the holders of our Class B common stock cease to own 15% of the outstanding common stock;

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  permit our board of directors to issue, without approval of our stockholders, preferred stock with such terms as our board of directors may determine;

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  establish a staggered board of Class A directors;

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  prohibit a Class A director from being removed other than for cause; and

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  require a separate vote by the holders of the Class B common stock to approve any changes to the by-laws or certificate of incorporation that adversely affect the rights, powers or preferences of the Class B common stock.

        In addition, after the holders of our Class B common stock cease to own 15% of the outstanding common stock, we will be subject to Section 203 of the Delaware General Corporation Law, which provides certain restrictions on business combinations between us and any party acquiring a 15% or greater interest in our voting stock other than in a transaction approved by our board of directors and, in certain cases, by our stockholders. For additional information, please see "Description of Capital Stock."

We may incur increased costs as a result of recently enacted and proposed changes in laws and regulations.

        Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules proposed by the Securities and Exchange Commission and by The NASDAQ Stock Market, Inc., could result in increased costs to us as we evaluate the implications of any new rules and respond to their requirements. The new rules could make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Risks Related to Our Dual Class Common Stock

Our parent company, [Steamboat Industries, Inc.], will control our major corporate decisions, and its interests may conflict with yours.

        After this offering, our new parent company, [Steamboat Industries, Inc.], will own 100% of our outstanding Class B common stock, which will represent    % of the combined voting power of all classes of our voting stock or    % of the combined voting power of all classes of our voting stock if the underwriters exercise their over-allotment option in full. In addition, some of the members of our board of directors (currently a majority) also serve as directors of [Steamboat Industries, Inc.] As a result, [Steamboat Industries, Inc.] will have control over us, the election and removal of five of the seven directors on our board of directors, the nomination of the two Class A directors and our management and policies. [Steamboat Industries, Inc.] will also have control over all matters requiring stockholder approval, including the amendment of certain provisions of our certificate of incorporation and by-laws and the approval of fundamental corporate transactions, including merger, takeover or any other transaction resulting in a change of control. Such a transaction potentially could be beneficial to our business or to our stockholders. This may in turn reduce the price that investors are willing to pay in the future for shares of our Class A common stock.

        This concentration of ownership may harm the market price of our Class A common stock by, among other things:

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  Impeding the development of an active market for our common stock;

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  Delaying, deferring or preventing a merger, consolidation, takeover, or other business combination involving our company;

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  Causing us to enter into transactions or agreements that are not in the best interests of all stockholders;

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  Discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company; or

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  Discouraging third-party investors.

        Unless an active market develops for our Class A common stock, it may be difficult for us to raise capital by selling additional shares of Class A common stock. This could harm our ability to raise additional capital, which we may need to fund our business, and to acquire other companies by using our Class A common stock as consideration.

The limited voting rights of our Class A common stock could impact its attractiveness to investors and its liquidity and, as a result, its market value.

        The holders of our Class A and Class B common stock generally have identical rights, except that holders of our Class A common stock are entitled to one vote per share and holders of our Class B common stock are entitled to ten votes per share on all matters to be voted on by stockholders. We will be selling our Class A common stock in this offering. The difference in the voting rights of the Class A and Class B common stock could diminish the value of the Class A common stock to the extent that investors or any potential future purchasers of our Class A common stock ascribe value to the superior voting rights of the Class B common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business and growth strategies. The statements contained in this prospectus that are not statements of historical fact may include forward-looking statements that involve a number of risks and uncertainties.

        We have used the words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will" and similar terms and phrases, including references to assumptions in this prospectus to identify forward-looking statements. These forward looking statements are made based on our management's expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. These uncertainties and factors could cause our actual results to differ materially from those matters expressed in or implied by these forward-looking statements. The following factors are among those that may cause actual results to differ materially from our forward-looking statements:

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  an increase in owner-operated parking facilities;

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  changes in patterns of air travel or automobile usage, including effects of changes in gas and airplane fuel prices, effects of weather on travel and transportation patterns or other events affecting local, national and international economic conditions;

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  implementation of our operating and growth strategy, including possible strategic acquisitions;

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  the loss, or renewal on less favorable terms, of management contracts and leases;

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  player strikes or other events affecting major league sports;

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  changes in general economic and business conditions or demographic trends;

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  ongoing integration of past and future acquisitions in light of challenges in retaining key employees, synchronizing business processes and efficiently integrating facilities, marketing and operations;

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  changes in current pricing;

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  development of new, competitive parking-related services;

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  changes in federal and state regulations including those affecting airports, parking lots at airports and automobile use;

  •
  extraordinary events affecting parking at facilities that we manage, including emergency safety measures, military or terrorist attacks and natural disasters;

  •
  our ability to renew our insurance policies on acceptable terms, the extent to which our clients purchase insurance through us and our ability to successfully manage self-insured losses;

  •
  our ability to form and maintain relationships with large real estate owners, managers and developers;

  •
  our ability to provide performance bonds on acceptable terms to guarantee our performance under certain contracts;

  •
  the loss of key employees;

  •
  our ability to develop, deploy and utilize information technology;

  •
  our ability to refinance our indebtedness;

  •
  our ability to consummate transactions and integrate newly acquired contracts into our operations;

  •
  availability, terms and deployment of capital; and

  •
  the ability of [Steamboat Industries, Inc.] to control our major corporate decisions.

        All of our forward-looking statements should be considered in light of these factors. We undertake no obligation to update our forward-looking statements or risk factors to reflect new information, future events or otherwise, except as may be required under applicable securities laws and regulations.

USE OF PROCEEDS

        We estimate that our net proceeds from the sale by us of shares of our Class A common stock, based upon an assumed offering price of $    per share, will be approximately $            million after deducting the underwriting discount and estimated offering expenses. We also intend to enter into an $    million new senior credit facility (with approximately $            million of availability) which will mature on March 31, 2008.

        We expect to use the net proceeds from this offering and a portion of our new senior credit facility as follows:

  •
  $60.9 million to redeem all of our 14% notes at 104% of face value plus accrued interest; and

  •
  $            million to purchase all shares of our common stock held by our minority stockholders, pursuant to a stockholders' agreement as discussed in "Ownership Recapitalization";

        Our existing $65 million senior credit facility was amended and restated in August 2003 to provide us with more liquidity and operating flexibility. The term loan matures on July 31, 2006 and bears interest equal to the rate publicly announced from time to time by LaSalle Bank as its "prime rate," but not less than 4.25% per annum, plus 6.75%. The revolving credit facility matures on June 30, 2006 and bears interest, at our option, at either LIBOR plus 4.50% or an adjusted base rate plus 2.25%.

        The amount and timing of the use of proceeds may vary depending upon a number of factors, including but not limited to, the timing of the redemption of the 14% notes. Until we use the proceeds of this offering for the above purposes, we intend to reduce borrowings under our proposed new senior credit facility or invest the funds in short-term, investment-grade, interest-bearing securities. For additional information regarding our sources and uses of capital, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

DIVIDEND POLICY

        Our board of directors sets our dividend policy. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business, but we may determine in the future to declare or pay cash dividends on our Class A and Class B common stock. Any future determination as to the declaration and payment of dividends will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that our board of directors considers relevant.

        We did not pay a cash dividend in respect of our common stock in 2000, 2001, 2002 or 2003. By the terms of our senior credit facility, we are restricted from paying cash dividends on our capital stock while such facility is in effect. We accrued dividends in respect of our Series C redeemable preferred stock in additional shares of Series C redeemable preferred stock aggregating $5.7 million, $6.4 million and $6.3 million for the years 2000, 2001 and 2002, respectively, and $4.8 million for the nine months ended September 30, 2003. We accrued dividends in respect of our Series D preferred stock aggregating $7.2 million for the year 2002 and $6.7 million for the nine months ended September 30, 2003. In connection with this offering, we intend to retire our Series C preferred stock and our Series D preferred stock and convert options to purchase our Series D preferred stock into options to purchase our Class A common stock.

        The indenture governing our 9 1/4% notes also limits our ability to pay cash dividends. Unless we meet certain financial ratios, we may not pay dividends in respect of our capital stock, except for those payable in additional shares of stock.

        Our proposed new senior credit facility is expected to restrict our ability to pay dividends on our common stock without our lenders' consent.

CAPITALIZATION

        The following table sets forth our capitalization as of September 30, 2003. The "Actual" column gives our capitalization on an actual basis without giving effect to this offering or any other transactions. The "As Adjusted" column gives pro forma effect to:

  •
  the sale of     shares of Class A common stock by us in this offering at an assumed initial public offering price of $    per share; the estimated proceeds from the offering are $             million, net of our estimated offering expenses and underwriting discounts;

  •
  our entering into the proposed new senior credit facility;

  •
  our anticipated use of the proceeds from the offering and the new senior credit facility to redeem all of our 14% notes for $     million to repurchase, as required by our stockholders' agreement, all shares of our common stock held by our minority stockholders for $             million, to repay indebtedness under our existing senior credit facility of $             million and $     million to convert a management contract to a long-term lease;

  •
  the ownership recapitalization, which includes the retirement of all outstanding shares of preferred stock and the conversion of options to purchase our Series D preferred stock into options to purchase our Class A common stock; and

  •
  the authorization of two classes of common stock, the reclassification of our pre-existing common stock into                shares of Class B common stock.

        You should read the following capitalization data in conjunction with "Use of Proceeds," "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements and accompanying notes and the other financial data included elsewhere in this prospectus.

	As of September 30, 2003
	Actual	As Adjusted
($ in thousands)
Cash and cash equivalents	$7,510		$7,510

Long-term debt (including current portion):
Senior credit facility(1)	$39,400	$
Proposed new senior credit facility(2)	—
Senior subordinated notes:
14% second lien notes due 2006, at face value	56,891		—
9 1/4% notes due 2008, at face value	48,877		48,877
Excess of carrying value over principal(3)	10,820		841

Sub-total	116,588		49,718
Other debt	8,598		8,598

Total long-term debt	164,586
Convertible redeemable preferred stock, Series D	53,953		—
Redeemable preferred stock, Series C	58,772		—
Common stock subject to put/call rights(4)	10,407		—
Common stockholders' equity (deficit):
Common stock and additional paid-in capital	15,223
Accumulated other comprehensive loss	(309)		(309)
Accumulated deficit(5)	(174,119)

Total stockholders' equity (deficit)	(159,205)

Total capitalization	$128,513	$

(1)
At September 30, 2003, we had $16.8 million of letters of credit outstanding under our senior credit facility, borrowings against the senior credit facility aggregated $39.4 million and we had $8.8 million available under the senior credit facility.

(2)
In connection with this offering, we intend to enter into a proposed new senior credit facility which is expected to provide for borrowings of up to $     million, $             million of which would have been undrawn had the closing of this offering occurred on September 30, 2003 and $     million would have been available under the new senior credit facility.

(3)
In accordance with accounting rules for troubled debt restructurings (FASB Statement No. 15), the $10,820 reduction in principal arising from the refinancing ($9,979 related to the 14% notes and $841 related to the 9 1/4% notes) remains as "debt", but will be amortized as a reduction to interest expense over the combined term of the 14% notes and the remaining 9 1/4% notes using the effective interest method. This amount will not require a cash payment.

(4)
Pursuant to an agreement between us and our stockholders (as discussed in "Certain Relationships and Related Party Transactions—Company Stockholders Agreement"), we received notices in September and October of 2001 from holders of an aggregate of five shares of our common stock requiring us to purchase such shares for an aggregate price of $8.2 million. Our obligation to repurchase these shares accretes at 11.75% per year. In accordance with the terms of the stockholders' agreement, we have not made any payment for these shares since such payment has been prohibited under the terms of our debt instruments. We intend to repurchase these shares for $             million with the net proceeds of this offering.

(5)
The as adjusted accumulated deficit includes the effect of a non-cash stock option compensation expense of $     million and the write-off of debt issuance costs of $2.9 million in connection with the repayment of our senior credit facility. We will also have a use of cash of $2.3 million, of which $1.1 million has been accrued through September 30, 2003, to pay the optional redemption premium on our 14% notes. This will result in a $1.2 million charge. Additionally, we will record a gain of $10.0 million related to the write-off of the carrying value in excess of principal attributable to the 14% notes.

DILUTION

        If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the net tangible book value per share of our Class A common stock upon the completion of this offering.

        Calculations relating to the shares of Class A common stock in the following discussion and tables assume the following have occurred as of September 30, 2003:

  •
  the retirement of all outstanding shares of our Series C preferred stock and our Series D preferred stock and the conversion of options to purchase our Series D preferred stock into options to purchase our Class A common stock;

  •
  the authorization of two classes of common stock and the reclassification of our pre-existing common stock into              shares of Class B common stock;

  •
  the repayment of our senior credit facility and our entering into the proposed new senior credit facility;

  •
  the redemption of our 14% notes;

  •
  the repurchase of all shares of common stock from our minority stockholders; and

  •
  the conversion of a management contract to a lease.

        As of September 30, 2003, our net deficit in tangible book value was approximately $266.6 million, or approximately $    per share. Net deficit in tangible book value per share represents the amount of our total assets less intangible assets and less our total liabilities, divided by the total number of shares of common stock outstanding.

        After giving effect to the sale of Class A common stock by us in this offering at an assumed initial public offering price of $    per share and our estimated receipt of the net proceeds from the sale and the events described above, our net tangible book value will increase to $    per share. This represents an immediate increase in net tangible book value of $    per share to existing stockholders and results in immediate dilution of $    per share of common stock to new investors. The following table illustrates this per share dilution.

Assumed initial public offering price per share	$
Net negative tangible book value per share before offering
Decrease in net negative tangible book value per share attributable to this offering and ownership recapitalization

Net negative tangible book value per share after giving effect to this offering

Dilution in net tangible book value per share to new investors	$

        The following table summarizes, as of September 30, 2003, the difference between the existing stockholders and the new investors with respect to the number of shares of Class A common stock issued in this offering, the total consideration paid and the average price paid per share paid before deducting underwriting discounts and our estimated offering expenses. The calculations with respect to shares of Class A common stock purchased by new investors in this offering reflect the initial public offering price of $    per share.

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	%		Amount	%
Existing stockholders			%	$		%	$
New investors

Total			%	$		%

SELECTED CONSOLIDATED FINANCIAL DATA

        The following table presents selected historical consolidated financial data as of December 31, 2001 and 2002 and for the three years ended December 31, 2002 derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The table also presents historical consolidated financial data as of December 31, 1998, 1999 and 2000 and for the two years ended December 31, 1999 derived from our audited consolidated financial statements, which are not included in this prospectus. The table also presents unaudited historical consolidated financial data as of September 30, 2003 and for the nine months ended September 30, 2002 and 2003 derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements and notes thereto included in this prospectus. The historical results do not necessarily indicate results expected for any future period.

	Year Ended December 31,						Nine Months Ended September 30,
	1998		1999	2000	2001	2002	2002	2003
($ in thousands)							(unaudited)
Statement Of Operations Data:
Parking services revenue
Lease contracts	$162,568		$196,441	$181,828	$156,411	$142,376	$108,215	$103,554
Management contracts	32,949		51,458	70,654	87,403	78,029	58,729	55,589
Reimbursement of management contract expense	—	(2)	269,427	308,591	317,973	326,146	277,391	245,295

Total revenue(1)	195,517		517,326	561,073	561,787	546,551	444,335	404,438
Cost of parking services
Lease contracts	144,086		172,217	159,702	142,555	128,871	98,219	93,522
Management contracts	11,144		20,877	32,643	44,272	35,201	28,157	21,293
Reimbursed management contract expense	—	(2)	269,427	308,591	317,973	326,146	277,391	245,295

Total cost of parking services(1)	155,230		462,521	500,936	504,800	490,218	403,767	360,110
Gross profit
Lease contracts	18,482		24,224	22,126	13,856	13,505	9,996	10,032
Management contracts	21,805		30,581	38,011	43,131	42,828	30,572	34,296

Total gross profit	40,287		54,805	60,137	56,987	56,333	40,568	44,328
General and administrative expenses	23,506		32,453	36,121	29,979	30,133	22,547	24,365
Depreciation and amortization	7,435		9,343	12,635	15,501	7,554	5,434	5,555
Special charges	18,050		5,577	4,636	15,869	2,897	1,754	548
Management fee-parent company	—		—	—	—	3,000	2,250	2,250

Operating income (loss)	(8,704)		7,432	6,745	(4,362)	12,749	8,583	11,610
Interest expense, net	13,754		15,684	17,382	17,599	15,965	12,019	12,094
Gain on extinguishment of debt	—		—	—	—	—	—	1,757
Bad debt provision related to related-party non-operating receivables	—		—	—	12,878	—	—	—
Minority interest expense	487		468	341	209	180	124	266
Income tax expense	430		752	503	406	428	353	483

Net (loss) income	$(23,375)		$(9,472)	$(11,481)	$(35,454)	$(3,824)	$(3,913)	$524

Balance Sheet Data (at end of period):
Cash and cash equivalents	$19,183	$5,215	$3,539	$7,602	$6,153	$6,180	$7,510
Working capital deficiency	(9,119)	(12,180)	(11,941)	(20,156)	(9,143)	(6,451)	(4,714)
Total assets	216,769	213,270	208,341	192,234	190,950	191,936	191,348
Total debt	149,431	167,469	174,996	175,257	166,173	163,913	164,586
Convertible redeemable preferred stock, series D	—	—	—	—	47,224	45,191	53,953
Redeemable preferred stock, series C	44,174	49,280	54,976	61,330	56,347	54,826	58,772
Common stock subject to put/call rights	4,589	4,589	6,304	8,500	9,470	9,228	10,407
Common stockholders' deficit	(54,908)	(79,611)	(100,731)	(133,185)	(147,560)	(144,003)	(159,205)
Other Data:
Gross customer collections	$1,026,085	$1,369,319	$1,545,690	$1,505,645	$1,380,536	$1,062,953	$958,399
Capital expenditures	$7,691	$10,261	$4,684	$1,537	$1,843	$1,122	$591
Number of managed locations	1,165	1,422	1,559	1,616	1,595	1,586	1,576
Number of leased locations	439	404	364	328	294	309	292
Number of total locations	1,604	1,826	1,923	1,944	1,889	1,895	1,868
Number of parking spaces	794,000	1,012,000	1,033,587	1,026,608	1,028,047	1,010,740	1,023,926

(1)
Restated to include reimbursable management contract expenses in accordance with a new accounting standard (EITF 01-14) adopted during the second quarter ended June 30, 2002.

(2)
Not available.

COMPANY HISTORY

        APCOA, Inc. evolved from the consolidation of various parking companies, several of which had special competence in the airport parking market. One of these companies first introduced the concept of paid airport parking in the United States at Cleveland-Hopkins International Airport in 1951. Standard Parking, L.P., which traces its business roots back to 1929 in Chicago, was operated as a family owned and controlled business until the time of its combination with APCOA in 1998. The business operated under the corporate name of Standard Parking Corporation from 1981 until 1995, when it was reconstituted as a limited partnership named Standard Parking, L.P. To avoid confusion, throughout this document we refer to Standard Parking, L.P. and the prior Standard Parking Corporation simply as the Standard Companies.

        APCOA, Inc. and the Standard Companies merged in March 1998 and the resulting company was called APCOA/Standard Parking, Inc. We refer to the merger as the "combination" throughout this prospectus. In April 2003 we changed our name to "Standard Parking Corporation."

        In 1998 and 1999, we made the following seven acquisitions for an aggregate of approximately $25.1 million, including earn-outs.

  •
  In July 1999, we acquired Universal Park Holdings, Inc., operating under the names U-Park and Select Valet Parking, in Vancouver, B.C.

  •
  In May 1999, we acquired various contracts of System Parking Inc. in Atlanta.

  •
  In April 1999, we acquired the assets of Pacific Rim Parking in Los Angeles.

  •
  In September 1998, we acquired Virginia Parking Services which operated under the name VAPARK in Richmond, Virginia.

  •
  In June 1998, we acquired Century Parking, Inc. and Sentry Parking Corporation which operated in the Los Angeles metropolitan area.

  •
  In May 1998 we acquired Executive Parking Industries LLC which operated in the Los Angeles metropolitan area.

  •
  In January 1998, we acquired the assets of Huger Parking Company, LLC which operated under the name Dixie Parking in New Orleans.

OWNERSHIP RECAPITALIZATION

        In connection with this offering, we intend to simplify and recapitalize our ownership structure. Below is a summary of some of the historical events and ongoing transactions that have affected our capital structure.

        Our Minority Stockholders.    Prior to this offering, AP Holdings, Inc. owned 84% of our outstanding common stock, with the remainder held by the Carol R. Warshauer GST Exempt Trust, Waverly Partners, L.P. and SP Associates. Myron C. Warshauer, our former chief executive officer and director, and our current vice chairman emeritus, is trustee of the Carol R. Warshauer GST Exempt Trust and general partner of Waverly Partners, L.P. Mr. Warshauer disclaims beneficial ownership of the assets of the trust and of Waverly Partners, L.P. Each of these minority shareholders exercised their put rights in September and October 2001, pursuant to a 1998 stockholders' agreement, to require us to repurchase their shares. Due to the terms of our debt agreements, we were restricted from purchasing their interests, but intend to fulfill our obligation to repurchase the shares with the proceeds of this offering and our proposed new credit facility. The aggregate purchase price, including accrued interest, that we will have to pay to the minority shareholders is expected to be $             million.

        Our New Parent Company.    In connection with this offering, AP Holdings, Inc. will transfer all of its ownership interest in us to a newly formed holding company, [Steamboat Industries, Inc.]. [Steamboat Industries, Inc.] and AP Holdings, Inc. are both directly or indirectly 100% owned subsidiaries of the JVH Descendents' 2001 Trust. As a result of the repurchase of the minority stockholder interests (discussed above) and the retirement of the Series C and Series D preferred shares (discussed below), [Steamboat Industries, Inc.] will own 100% of our outstanding common stock, before giving effect to the offering.

        Reclassification and Stock Split.    Prior to this offering, we intend to authorize two classes of common stock and reclassify our pre-existing common stock into Class B common stock, at the rate of    shares of our Class B common stock for each share of common stock outstanding. The Class A common stock will be the class of our common stock sold in this offering.

        Our Series C Preferred Stock.    In 1998, we issued $40.7 million of Series C preferred stock to AP Holdings, Inc. [Steamboat Industries, Inc.] will purchase all of our outstanding Series C preferred stock immediately prior to this offering. [Steamboat Industries, Inc.] will then contribute the Series C preferred stock to us as a capital contribution. We will then retire the shares of Series C preferred stock. As a result, we will not have any outstanding shares of Series C preferred stock at the time of the offering.

        Our Series D Preferred Stock.    In 2001, we issued $40.0 million of Series D preferred stock. In addition, certain of our and our affiliates' employees have options to purchase 503.86 shares of Series D preferred stock. [Steamboat Industries, Inc.] will purchase all of our outstanding Series D preferred stock immediately prior to this offering. [Steamboat Industries, Inc.] will then contribute the Series D preferred stock to us as a capital contribution. We will then retire the shares of Series D preferred stock. Additionally, pursuant to the terms of the previously issued options, the options to purchase Series D preferred stock will be converted into options to purchase an aggregate of    shares of our Class A common stock, assuming an initial public offering price of $    per share of Class A common stock. As a result, we will not have any outstanding shares of Series D preferred stock at the time of the offering.

        Our Senior Credit Facility.    We have a $65.0 million senior credit facility consisting of a $33.0 million revolving credit facility expiring on June 30, 2006 and a $32.0 million term loan maturing on July 31, 2006. We have received proposals for a new senior credit facility that we are currently considering. We plan to enter into the proposed new credit facility simultaneously with the closing of

the offering. We intend to use $    million under the new senior credit facility to repay borrowings under our existing senior credit facility and redeem our outstanding 14% notes.

        For additional information on the reclassification and stock split, please see "Description of Capital Stock." For additional information about our purchase of shares from our minority stockholders, the purchase of our Series C preferred stock or the purchase of our Series D preferred stock, please see "Certain Relationships and Related Party Transactions." For additional information about our proposed new senior credit facility, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Proposed New Senior Credit Facility." For additional information about the amendments to our Long-Term Incentive Plan, please see "Management—Long-Term Incentive Plan."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion of our results of operations should be read in conjunction with the "Selected Financial Data" and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

Our Business

        We manage parking facilities in urban markets and at airports across the United States and in four Canadian provinces. We do not own any facilities, but instead enter into contractual relationships with property owners or managers.

        We operate our clients' parking properties through two types of arrangements: management contracts and leases. Under a management contract, we typically receive a base monthly fee for managing the facility, and we may also receive an incentive fee based on the achievement of facility performance objectives. We also receive fees for ancillary services. Typically, all of the underlying revenues and costs of parking services under a standard management contract flow through to our clients rather than to us. However, some management contracts, which are referred to as "reverse" management contracts, usually provide for larger management fees and require us to pay various costs. Under lease arrangements, we generally pay to the property owner either a fixed annual rent, a percentage of gross customer collections or a combination thereof. We collect all revenues under lease arrangements and we are responsible for most operating expenses, but we are typically not responsible for major maintenance, capital expenditures or real estate taxes. Margins for lease contracts vary significantly, not only due to operating performance, but also due to variability of parking rates in different cities and varying space utilization by parking facility type and location. As of September 30, 2003, we operated 84% of our locations under management contracts and 16% under leases.

        In evaluating our financial condition and operating performance, management's primary focus is on our gross profit, total general and administrative expense and general and administrative expense as a percentage of our gross profit. Although the underlying economics to us of management contracts and leases are similar, the manner in which we are required to account for them differs. Revenue from leases includes all gross customer collections derived from our leased locations (net of parking tax), whereas revenue from management contracts only includes our contractually agreed upon management fees and amounts attributable to ancillary services. Gross customer collections at facilities under management contracts, therefore, are not included in our revenue. Accordingly, while our revenue can fluctuate simply based on the proportion of leases to management contracts, our gross profit will not fluctuate merely because of the structure of our operating agreements. For example, as of September 30, 2003, 84% of our locations were managed under management contracts and 77% of our gross profit for the nine-month period ended September 30, 2003 was derived from management contracts. Only 35% of total revenue (excluding reimbursement of management contract expenses), however, was from management contracts because under those contracts the revenue collected from parking customers belongs to our clients. Therefore, gross profit and total general and administrative expense, rather than revenue, are management's primary focus.

General Business Trends

        Our ability to grow gross profit and add new locations during the last several years has been constrained due to our highly leveraged capital structure and limited liquidity. As a result, we have focused on controlling capital spending and general and administrative expense, and on reducing our total debt. In addition, we have concentrated on growing our profit by improving the efficiency of our operations and by either not renewing or by terminating unprofitable contracts. Based on these efforts, for the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002, we improved average gross profit per location under management contracts and leases by 13.3% and 9.1%, respectively.

        Although business at airports had been declining before the September 11, 2001 terrorist attacks, an immediate significant decrease in airport revenues occurred following those events, compared to the same period of 2000. This trend has abated, as parking revenue at airport locations we operated in September 2003 increased 3.4% compared to September 2000.

        We expect that the proceeds from the offering will reduce our debt substantially and, combined with the proposed new senior credit facility, will improve both our liquidity and operating flexibility. This enhanced liquidity will allow us to increase our growth in our core and other markets and to pursue other growth strategies. In addition, we expect to be able to take advantage of opportunities afforded to us as a result of our leading market position in a large, highly fragmented and consolidating industry. In the late 1990s, we pursued a strategy of growth through the acquisition of parking management companies, and we expect to be able to make additional selected acquisitions after this offering.

Summary of Operating Facilities

        We focus our operations in core markets where a concentration of locations improves customer service levels and operating margins. The following table reflects our facilities operated at the end of the periods indicated:

	September 30, 2002	December 31, 2002	September 30, 2003
Managed facilities	1,586	1,595	1,576
Leased facilities	309	294	292

Total facilities	1,895	1,889	1,868

Revenue

        We recognize parking services revenue from lease and management contracts as the related services are provided. Substantially all of our revenues come from the following two sources:

  •
  Parking services revenue—lease contracts.    Parking services revenues related to lease contracts consist of all revenue received at a leased facility, including parking receipts (net of parking tax), consulting and real estate development fees, gains on sales of contracts and payments for exercising termination rights.

  •
  Parking services revenue—management contracts.    Management contract revenue consists of management fees, including both fixed and performance-based fees, and amounts attributable to ancillary services such as accounting, equipment leasing, payments received for exercising termination rights, consulting, insurance and other value-added services with respect to managed locations. We believe we generally purchase required insurance at lower rates than our clients can obtain on their own because we effectively self-insure for all liability and worker's compensation claims by maintaining a large per-claim deductible. As a result, we have generated operating income on the insurance provided under our management contracts by focusing on our risk management efforts and controlling losses. Management contract revenues do not include gross customer collections at the managed locations as this revenue belongs to the property owner rather than to us. Management contracts generally provide us with a management fee regardless of the operating performance of the underlying facility.

Reimbursement of Management Contract Expense

        Reimbursement of management contract expense consists of the direct reimbursement from the property owner for operating expenses incurred under a management contract.

Cost of Parking Services

        Our cost of parking services consists of the following:

  •
  Cost of parking services—lease contracts.    The cost of parking services under a lease arrangement consists of contractual rental fees paid to the facility owner and all operating expenses incurred in connection with operating the leased facility. Contractual fees paid to the facility owner are generally based on either a fixed contractual amount or a percentage of gross revenue or a combination thereof. Generally, under a lease arrangement we are not responsible for major capital expenditures or real estate taxes.

  •
  Cost of parking services—management contracts.    The cost of parking services under a management contract is generally the responsibility of the facility owner. As a result, these costs are not included in our results of operations. However, our reverse management contracts, which typically provide for larger management fees, do require us to pay for certain costs.

Gross Profit

        Gross profit equals our revenue less the cost of generating such revenue. This is the key metric we use to examine our performance because it captures the underlying economic benefit to us of both lease contracts and management contracts.

General and Administrative Expenses

        General and administrative expenses include salaries, wages, payroll taxes, insurance, travel and office related expenses for our headquarters, field offices and supervisory employees. After the closing of this offering, we expect general and administrative expenses to increase by approximately $     million annually. The increase includes increased directors' and officers' liability insurance, increased professional fees, additional salaried employees, NASDAQ listing fees, increased regulatory compliance costs and fees for our independent directors.

Special Charges

        We have incurred a variety of special charges during the periods discussed. These charges have included costs associated with: our debt exchange in 2002 and the write off of debt issuance costs related to the exchange, a provision for abandoned businesses (which was a non-cash expense), employee severance costs, retroactive prior period insurance adjustments, incremental integration costs, and certain expenses of AP Holdings, Inc.

Management Fee

        Since 2002, we have had a management agreement with AP Holdings, Inc. that provides for periodic payment of management fees totaling $3 million per year. This agreement will terminate at the closing of this offering.

Results of Operations

Nine Months ended September 30, 2003 Compared to Nine Months ended September 30, 2002

        Parking services revenue—lease contracts.    Lease contract revenue decreased $4.7 million, or 4.3%, to $103.6 million in the first nine months of 2003, compared to $108.2 million in the first nine months of 2002. This decrease resulted from the net reduction of 17 leases through contract expirations, conversions to management contracts and general economic conditions, offset by increases in new business.

        Parking services revenue—management contracts.    Management contract revenue decreased $3.1 million, or 5.3%, to $55.6 million in the first nine months of 2003, compared to $58.7 million in the first nine months of 2002. This decrease resulted from the net reduction of 10 management contracts and general economic conditions which impacted our reverse management contracts.

        Reimbursement of management contract expense.    Reimbursement of management contract expenses decreased $32.1 million, or 11.6%, to $245.3 million for the first nine months of 2003 compared to $277.4 million for the first nine months of 2002. This decrease resulted from a reduction in contracts and costs incurred on the behalf of owners.

        Cost of parking services—lease contracts.    Cost of parking services for lease contracts decreased $4.7 million, or 4.8%, to $93.5 million for the first nine months of 2003, compared to $98.2 million in the first nine months of 2002. This decrease resulted from the net reduction of 17 leases through contract expirations and conversions to management contracts.

        Cost of parking services—management contracts.    Cost of parking services for management contracts decreased $6.9 million, or 24.4%, to $21.3 million for the first nine months of 2003, compared to $28.2 million in the first nine months of 2002. This decrease resulted primarily from the net reduction of 10 management contracts and a $0.3 million reimbursement from a mediated contract settlement of $0.8 million. Most management contracts have no cost of parking services related to them, as all costs incurred by us are reimbursed by the property owner. However, several contracts, which are referred to as reverse management contracts, require us to pay for certain costs that are offset by larger management fees. The decrease in cost of parking for management contracts was related to the reduction of several unprofitable contracts and the reduction in costs of operations.

        Reimbursed management contract expense.    Reimbursement of management contract expenses decreased $32.1 million, or 11.6%, to $245.3 million for the first nine months of 2003 compared to $277.4 million for the first nine months of 2002. This decrease resulted from a reduction in contracts and costs incurred on behalf of owners.

        Gross profit—lease contracts.    Gross profit for lease contracts increased $0.1 million, or 1.0%, to $10.1 million for the first nine months of 2003, compared to $10.0 million in the first nine months of 2002. Gross margin for lease contracts increased to 9.7% for the first nine months of 2003 compared to 9.2% for the first nine months of 2002. This increase resulted from the termination of lower margin contracts and the reduction of operating expenses on existing contracts.

        Gross profit—management contracts.    Gross profit for management contracts increased $3.8 million, or 10.2%, to $34.3 million for the first nine months of 2003, compared to $30.5 million in the first nine months of 2002. Gross margin for management contracts increased to 61.7% in the first nine months of 2003 compared to 52.1% for the first nine months of 2002. The increases in gross profit and gross margin were related to the elimination of several unprofitable contracts and the reduction in costs of operations.

        General and administrative expenses.    General and administrative expenses increased $1.8 million, or 8.1%, to $24.4 million for the first nine months of 2003, as compared to $22.6 million for the first nine months of 2002. This increase resulted primarily from increases in wage and benefit costs and professional and consulting fees.

        Special charges.    We recorded $0.5 million of special charges in the first nine months of 2003, as compared to $1.8 million in special charges in the first nine months of 2002. The 2003 special charges relate primarily to costs associated with our parent company, costs associated with financing alternatives and costs associated with prior year terminated contracts, which were partially offset by a $0.2 million reimbursement from a mediated contract settlement of $0.8 million. The 2002 special charges relate primarily to legal costs incurred for the registration of the 14% senior subordinated second lien notes, costs related to terminated contracts, parent company debt reorganization, insurance costs in accordance with ERISA requirements, prior years rent adjustments and other items. For additional information, please see Note 3 of Item 1 of our consolidated financial statements.

        Management fee—parent company.    We recorded $2.3 million of management fees paid in each of the first nine months of 2003 and 2002 to AP Holdings, Inc. pursuant to our management agreement. The actual payment of the management fee is determined by the terms and conditions as set forth in the senior credit facility. The management fee will be terminated upon the completion of this offering.

Fiscal 2002 Compared to Fiscal 2001

        Parking services revenue—lease contracts.    Lease contract revenue decreased $14.0 million, or 9.0%, to $142.4 million in the year ended December 31, 2002, compared to $156.4 million in the year-ago period. The majority of this decrease resulted from the net reduction of 34 leases through contract expirations and conversions to management contracts.

        Parking services revenue—management contracts.    Management contract revenue decreased $9.4 million, or 10.7%, to $78.0 million in the year ended December 31, 2002, compared to $87.4 million in the year-ago period. This decrease resulted from the reduction of several unprofitable contracts and the negative economic impact on our reverse management contracts, which more than offset the net addition of one management contract through internal growth and the positive impact of the conversion to a capital lease program for our vehicles. In addition, we received a payment of $4.8 million in 2001 related to the exercise of owner termination rights associated with certain management contracts. There were no similar payments received in 2002.

        Reimbursement of management contract expense.    Reimbursement of management contract expense increased $8.1 million, or 2.6%, to $326.1 million in the year ended December 31, 2002, as compared to $318.0 million in the year-ago period. This increase resulted from additional reimbursements for costs incurred on the behalf of property owners.

        Cost of parking services—lease contracts.    Cost of parking for lease contracts decreased $13.7 million, or 9.6%, to $128.9 million for the year ended December 31, 2002, from $142.6 million for the year-ago period. This decrease resulted from the net reduction of 34 leases through contract expirations and conversions to management contracts.

        Cost of parking services—management contracts.    Cost of parking for management contracts decreased $9.1 million, or 20.5%, to $35.2 million for the year ended December 31, 2002, compared to $44.3 million for the year-ago period. This decrease resulted primarily from the reduction of several unprofitable contracts and an improvement in the cost of providing management services.

        Reimbursed management contract expense.    Reimbursed management contract expense increased $8.1 million, or 2.6%, to $326.1 million in the year ended December 31, 2002, as compared to $318.0 million in the year-ago period. This increase resulted from additional reimbursed costs incurred on the behalf of owners.

        Gross profit—lease contracts.    Gross profit for lease contracts decreased $0.3 million, or 2.2%, to $13.5 million for the year ended December 31, 2002, compared to $13.8 million in the year-ago period. Gross margin for leases improved to 9.5% during 2002 compared to 8.9% during 2001. This increase was primarily due to the recovery in volume versus 2001, which had the impact of the attacks of September 11, 2001.

        Gross profit—management contracts.    Gross profit for management contracts decreased $0.3 million, or 0.7%, to $42.8 million for the year ended December 31, 2002, compared to $43.1 million in the year-ago period. Gross margin for management contracts improved to 54.9% during 2002 compared to 49.3% during 2001. Most management contracts have no cost of parking services related to them, as all costs incurred by us are reimbursed by the property owner. However, several contracts, which are referred to as reverse management contracts and which typically provide for larger management fees, require us to pay for certain costs. This increase in gross margin percentage typically was related to the reduction in costs of operations, conversion to a capital lease program for our vehicles and the termination of several unprofitable contracts.

        General and administrative expenses.    General and administrative expenses increased $0.1 million, or 0.5%, to $30.1 million for the year ended December 31, 2002, compared to $30.0 million for the year-ago period. This slight increase resulted from increases in wages and benefits that were offset by implementation of cost savings and operating efficiencies.

        Special charges. We recorded $2.9 million of special charges for the year ended December 31, 2002, compared to $15.9 million for the period ending December 31, 2001. The 2002 special charges included $1.0 million related to the legal costs incurred for the registration of the 14% senior subordinated second lien notes, $0.8 million in costs related to contracts terminated in prior years, $0.4 million in severance costs, $0.3 million in costs related to our parent company, $0.2 million for insurance costs in accordance with ERISA requirements, and $0.2 million in prior year rent and other adjustments. The charges for 2001 included $11.8 million related to the exchange (see Note D of the Notes to the Consolidated Financial Statements), $1.7 million related to a provision for abandoned businesses, $0.9 million for legal costs, $0.8 million in a provision for headquarters reorganization, $0.3 million in prior period retroactive insurance premium increases, $0.3 million in outside consultant costs related to prior periods, and $0.1 million in severance costs.

        Management fee—parent company.    We recorded $3.0 million of management fees to AP Holdings, Inc. for the year ended December 31, 2002, pursuant to our management agreement with AP Holdings, Inc., of which $1.25 million has been paid through March 7, 2003. There was no management fee for the year ended December 31, 2001.

        Bad debt relating to related party non-operating receivables.    We recorded no charges for the period ending December 31, 2002, compared to a $12.9 million bad debt provision related to non-operating receivables for the year ended December 31, 2001. The 2001 bad debt provision for non-operating receivables relates to advances to and deposits with affiliates that had previously been reclassified from a long-term asset to stockholders' deficit. This provision was made due to uncertainty regarding the ability of the affiliates to repay such amounts without potentially receiving distributions from us.

        Other income and expense.    Interest expense, net of interest income decreased $1.6 million to $16.0 million in 2002, from $17.6 million in 2001. Minority interest of $0.2 million was equal to the $0.2 million in 2001. Income tax expense of $0.4 million was equal to the $0.4 million in 2001.

Fiscal 2001 Compared to Fiscal 2000

        Parking services revenue—lease contracts.    Lease contract revenue decreased $25.4 million, or 14.0%, to $156.4 million in the year ended December 31, 2001, compared to $181.8 million in the year-ago period. The majority of this decrease resulted from the net reduction of 36 leases through contract expirations and conversions to management contracts, and approximately $4.0 million of this decrease was attributable to the attacks of September 11, 2001.

        Parking services revenue—management contracts.    Management contract revenue increased $16.7 million, or 23.7%, to $87.4 million in the year ended December 31, 2001, compared to $70.7 million in the year-ago period. The majority of this increase resulted from the net increase of 57 contracts through internal growth, including the full year impact of the addition of a large airport contract in the second half of 2000, and conversions from lease contracts. In addition, we received a payment of $4.8 million in 2001 related to the exercise of owner termination rights associated with certain management contracts.

        Reimbursement of management contract expense.    Reimbursed management contract expense increased $9.0 million, or 3.0% to $318.0 million in the year ended December 31, 2001, as compared to $309.0 million in the year-ago period. This increase resulted from additional reimbursed costs incurred on the behalf of owners.

        Cost of parking services—lease contracts.    Cost of parking for lease contracts decreased $17.1 million, or 10.7%, to $142.6 million for the year ended December 31, 2001, from $159.7 million for the year-ago period. This decrease resulted from the net reduction of 36 leases through contract expirations and conversions to management contracts.

        Cost of parking services—management contracts.    Cost of parking for management contracts increased $11.7 million, or 35.9%, to $44.3 million for the year ended December 31, 2001, compared to $32.6 million for the year-ago period. This increase resulted from the net addition of 57 new contracts through internal growth, conversions from lease contracts and the full year impact of the addition of a large airport contract in the second half of 2000.

        Reimbursed management contract expense.    Reimbursed management contract expense increased $9.0 million, or 3.0% to $318.0 million in the year ended December 31, 2001, as compared to $309.0 million in the year-ago period. This increase resulted from additional reimbursed costs incurred on behalf of owners.

        Gross profit—lease contracts.    Gross profit for lease contracts decreased $8.3 million, or 37.6%, to $13.8 million in the year ended December 31, 2001, compared to $22.1 million in the year-ago period. Gross margin for leases declined to 8.9% during 2001, compared to 12.2% during 2000. This decrease was due to the loss of volume following the attacks of September 11, 2001, the reduction of 36 leases through contract expirations and conversions to management contracts.

        Gross profit—management contracts.    Gross profit for management contracts increased $5 million, or 13.1%, to $43.1 million in the year ended December 31, 2001, compared to $38.1 million in the year-ago period. Gross margin for management contracts declined to 49.3% during 2001 compared to 53.8% during 2000. Most management contracts have no cost of parking services related to them, as all costs are reimbursable to us. However, several contracts, which are referred to as reverse management contracts and which typically provide for larger management fees, require us to pay for certain costs. This increase in cost of parking management contracts was related to the addition of several contracts of this type.

        General and administrative expenses.    General and administrative expenses decreased $6.1 million, or 17.0%, to $30.0 million for the year ended December 31, 2001, compared to $36.1 million for the year-ago period. This decrease resulted from implementation of cost savings, staff reductions and operating efficiencies.

        Special charges. We recorded $15.9 million of special charges for the year ended December 31, 2001, compared to $4.6 million for the period ending December 31, 2000. The charges for 2001 included $11.8 million related to the exchange (see Note D of the Notes to the Consolidated Financial Statements), $1.7 million related to a provision for abandoned businesses, $0.9 million for legal costs, $0.8 million in a provision for headquarters reorganization, $0.3 million in prior period retroactive insurance premium increases, $0.3 million in outside consultant costs related to prior periods and $0.1 million in severance costs. The charges for 2000 included $2.5 million of severance costs, $0.9 million of prior period retroactive insurance premium increases and $1.2 million of incremental integration costs and other costs.

        Bad debt relating to related party non-operating receivables.    We recorded a $12.9 million bad debt provision related to non-operating receivables for the year ended December 31, 2001, compared to no charges for the period ending December 31, 2000. The 2001 bad debt provision for non-operating receivables relates to advances to and deposits with affiliates that had previously been reclassified from a long-term asset to stockholders' deficit. This provision was made due to uncertainty regarding the ability of the affiliates to repay such amounts without potentially receiving distributions from us.

        Other income and expense.    Interest expense net of interest income increased $0.2 million to $17.6 million in 2001, from $17.4 million in 2000. Minority interest decreased $0.1 million, to $0.2 million in 2001 from $0.3 million in 2000. Income tax expense decreased $0.1 million, to $0.4 million in 2001 from $0.5 million in 2000.

Unaudited Quarterly Results

        The following table sets forth our unaudited quarterly consolidated statement of operations data for the year ended December 31, 2002 and the quarters ended March 31, June 30 and September 30, 2003. The unaudited quarterly information has been prepared on the same basis as the annual financial information and, in management's opinion, includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information for the quarters presented. Historically, the Company's revenues and operating results have varied from quarter to quarter and are expected to continue to fluctuate in the future. These fluctuations have been due to a number of factors, including: general economic conditions in the Company's markets; additions of contracts; expiration and termination of contracts; conversion of lease contracts to management contracts; conversion of management contracts to lease contracts and changes in terms of contracts that are retained. In addition, operating results have been seasonally lower during the first and second fiscal quarters than during the third and fourth quarters of the fiscal year. The operating results for any historical quarter are not necessarily indicative of results for any future period.

	2002 Quarters Ended				2003 Quarters Ended
	March 31	June 30	September 30	December 31	March 31	June 30	September 30
	(unaudited)
($ in thousands)
Parking services revenue
Lease contracts	$34,839	$36,877	$36,499	$34,161	$35,674	$35,891	$31,989
Management contracts	20,377	19,888	18,464	19,300	17,969	19,129	18,491
Reimbursement of management contract expense	81,779	88,552	101,936	53,879	76,813	84,322	84,160

Total revenue	136,995	145,317	156,899	107,340	130,456	139,342	134,640
Cost of parking services
Lease contracts	31,528	32,936	33,755	30,652	32,818	32,703	28,001
Management contracts	10,960	10,262	6,935	7,044	6,696	7,500	7,097
Reimbursed management contract expense	81,779	88,552	101,936	53,879	76,813	84,322	84,160

Total cost of parking services	124,267	131,750	142,626	91,575	116,327	124,525	119,258
Gross profit
Lease contracts	3,311	3,941	2,744	3,509	2,856	3,188	3,988
Management contracts	9,417	9,626	11,529	12,256	11,273	11,629	11,394

Total gross profit	12,728	13,567	14,273	15,765	14,129	14,817	15,382
General and administrative expense	7,720	7,476	7,351	7,586	8,111	7,989	8,265
Depreciation and amortization	1,409	2,073	1,952	2,120	1,890	1,850	1,815
Special charges	208	1,243	303	1,143	97	248	203
Management fee-parent company	750	750	750	750	750	750	750

Operating income	2,641	2,025	3,917	4,166	3,281	3,980	4,349
Interest expense (income)
Interest expense	3,916	4,076	4,231	4,023	4,043	4,143	4,061
Interest income	(45)	(119)	(40)	(77)	(42)	(60)	(51)

	3,871	3,957	4,191	3,946	4,001	4,083	4,010
Gain on extinguishment of debt	—	—	—	—	—	—	1,757

(Loss) income before minority interest expense and income taxes	(1,230)	(1,932)	(274)	220	(720)	(103)	2,096
Minority interest expense	30	50	44	56	65	120	81
Income tax expense	115	134	104	75	178	157	148

Net (loss) income	$(1,375)	$(2,116)	$(422)	$89	$(963)	$(380)	$1,867

Liquidity and Capital Resources

Outstanding Indebtedness

        We have a significant amount of indebtedness. On September 30, 2003, we had total indebtedness of approximately $164.6 million, including:

  •
  $39.4 million under our senior credit facility;

  •
  $66.9 million of 14% notes, including $10.0 million of carrying value in excess of principal, which are due in December 2006; and

  •
  $49.7 million of 9 1/4% notes, including $0.8 million in carrying value in excess of principal, which are due in March 2008.

        We cannot assure you that cash flow from operations, combined with additional borrowings under our existing senior credit facility or the proposed new credit facility and any future credit facility, will be available in an amount sufficient to enable us to pay our indebtedness, or to fund other liquidity needs. We and our subsidiaries may be able to incur substantial additional indebtedness in the future, which could cause the related risks to increase. We will need to refinance all or a portion of our indebtedness, including the proposed new senior credit facility and the 9 1/4% senior subordinated notes, on or before their respective maturities. We cannot assure you that we will be able to refinance any of our indebtedness, including the proposed new senior credit facility and the 9 1/4% senior subordinated notes, on commercially reasonable terms or at all. If we are unable to refinance our debt, we may default under the terms of our indebtedness, which could lead to an acceleration of the debt. We do not expect that we could repay all of our outstanding indebtedness if the repayment of such indebtedness were accelerated.

        We intend to repay the $39.4 million under our senior credit facility and redeem all of the 14% notes for $60.9 million including accrued interest and a 4% premium with the estimated net proceeds of this offering and the proposed new credit facility. There will be $             million outstanding and $     million available under the new credit facility on a pro forma basis at September 30, 2003. For additional information, please see "Use of Proceeds."

Existing Senior Credit Facility

        We entered into a Second Amended and Restated Credit Agreement as of August 28, 2003 with LaSalle Bank National Association, as agent and revolving lender, and Credit Suisse First Boston, as term loan lender. Credit Suisse First Boston has subsequently assigned all of its loans and rights as lender to several funds affiliated with GoldenTree Asset Management. This Second Amended and Restated Credit Agreement represents a restructuring of the prior $43.0 million senior credit facility.

        The senior credit facility consists of $65.0 million in revolving and term loans, specifically:

  •
  a $33.0 million revolving credit facility provided by LaSalle Bank, which will expire on June 30, 2006, including a letter of credit facility with a sublimit of $30.0 million or such greater amount as LaSalle Bank may agree to for letters of credit; and

  •
  a $32.0 million term loan held by GoldenTree Asset Management due in full on July 31, 2006.

        The revolving credit facility bears interest, at our option, at either LIBOR plus 4.50% or an adjusted base rate plus 2.25%. The term loan bears interest equal to the rate publicly announced from time to time by LaSalle Bank as its "prime rate," which cannot be less than 4.25% per annum, plus 6.75%. Accrued term loan interest is payable monthly in arrears. Pursuant to the terms of the credit agreement, we have elected to defer the cash payment of 3% per annum of term loan interest. The deferred amount, together with accrued interest thereon, is payable upon maturity of the term loan.

        The senior credit facility includes covenants that limit our ability to incur additional indebtedness, issue preferred stock or pay dividends and contains certain other restrictions on our activities. It is secured by substantially all of our existing and future domestic guarantor subsidiaries' existing and after-acquired assets, including a pledge of 100% of the stock of our existing and future domestic guarantor subsidiaries and 65% of the stock of our existing and future foreign subsidiaries, by a first priority pledge of all of our common stock owned by AP Holdings, Inc. and by all other existing and after-acquired property of AP Holdings, Inc.

        If we identify investment opportunities requiring cash in excess of our cash flows and existing cash, we may borrow under our senior credit facility.

        At September 30, 2003, borrowings against the senior credit facility aggregated $39.4 million. In addition, there were $16.8 million of letters of credit outstanding, resulting in an $8.8 million availability under the senior credit facility. We expect to pay off the existing senior credit facility at the closing of this offering with proceeds from the proposed new senior credit facility.

Proposed New Senior Credit Facility

        We have received proposals for a new secured senior credit facility. The proposed new senior credit facility would provide for revolving credit borrowings of up to $     million, including up to a $     million sublimit for letters of credit. We anticipate completing definitive documentation for the proposed new senior credit facility so that it would be in place at the closing of this offering.

        The proposed new credit facility is expected to mature at least three years after closing. Borrowings under the proposed new credit facility will be used to refinance outstanding borrowings under our existing senior credit facility, fund a portion of the payment to our minority stockholders, to make payments in connection with the conversion of a management contract to a long-term lease, for general working capital purposes and to finance possible permitted acquisitions. The proposed new credit facility will be secured by a first lien on substantially all of our assets and the assets of our wholly owned subsidiaries, and will be guaranteed by those subsidiaries.

        The proposed new credit facility will contain customary affirmative, financial and negative covenants, including restrictions on our ability to incur additional indebtedness, pay dividends, make acquisitions and divestitures and other restrictions on our activities. We do not anticipate that the proposed new credit facility will be guaranteed by [Steamboat Industries, Inc.] or any of its affiliates, nor do we expect any covenants or cross-defaults tied to any indebtedness of [Steamboat Industries, Inc.] or any of its affiliates.

Debt Restructuring

        On January 11, 2002, we restructured our publicly issued debt. We exchanged $91.1 million of our outstanding 9 1/4% notes due 2008 for $59.3 million of our newly issued 14% senior subordinated second lien notes due 2006 and shares of our newly issued Series D preferred stock. As part of these transactions, we also received $20.0 million in cash. The cash was used to repay borrowings under our then existing senior credit facility, repurchase shares of existing redeemable Series C preferred stock owned by our parent company and pay expenses incurred in connection with the restructuring transactions.

        In conjunction with the exchange, we repaid $9.5 million of indebtedness under our then existing senior credit facility, paid $2.7 million in accrued interest relating to the $91.1 million of the 9 1/4% notes due 2008 that were tendered, and paid $9.7 million (including $1.3 million capitalized as debt issuance costs related to the senior credit facility) in fees and expenses related to the exchange, which included a $3.0 million transaction advisory fee to AP Holdings, Inc. In addition, we repurchased $1.5 million of redeemable preferred stock held by AP Holdings, Inc. The fees and expenses of $9.7 million related to the exchange and the amended and restated senior credit facility were provided for in the period ended December 31, 2001. (For additional information, please see Note D to the consolidated financial statements included herein.)

Letters of Credit

        As of September 30, 2003, we had $16.8 million in letters of credit outstanding, which constitute a use of our revolving credit facility availability. We are required under certain contracts to provide performance bonds. These bonds are typically renewed on an annual basis. The market for performance bonds has been severely impacted by the events of September 11, 2001, corporate bankruptcies and general economic conditions. Consequently, the surety market has contracted and imposed more stringent underwriting requirements. As of September 30, 2003, we had provided $4.8 million in letters of credit to collateralize our current performance bond program. We expect that we will have to provide additional collateral to support our performance bond program. While we expect that we will be able to provide sufficient collateral, there can be no assurance that we will be able to do so.

        During the first quarter of 2003, our casualty insurance carrier returned funds previously held in trust, in the amount of $12.0 million, which was exchanged for a letter of credit in the same amount.

Lease Commitments

        We have lease commitments of $20.6 million for fiscal 2003. The leased properties generate sufficient cash flow to meet the base rent payment.

Guarantor Payments

        Pursuant to our obligations with respect to the parking garage operations at Bradley International Airport, we have guaranteed any revenue shortfall and are required to make certain payments for the benefit of the State of Connecticut and for holders of special facility revenue bonds. We made payments (net of repayments) of $1.2 million in 2002 and $2.5 million for the nine-month period ended September 30, 2003. Although we expect to recover all amounts owed to us, we expect that we will have to make material additional deficiency payments in the near term.

Daily Cash Collections

        As a result of day-to-day activity at our parking locations, we collect significant amounts of cash. Lease contract revenue is generally deposited into our local bank accounts, with a portion remitted to our clients in the form of rental payments according to the terms of the leases. Under management contracts, some clients require us to deposit the daily receipts into one of our local bank accounts, with the cash in excess of our operating expenses and management fees remitted to the clients at negotiated intervals. Other clients require us to deposit the daily receipts into client accounts and the clients then reimburse us for operating expenses and pay our management fee subsequent to month-end. Some clients require a segregated account for the receipts and disbursements at locations. Our working capital and liquidity may be adversely affected if a significant number of our clients require us to deposit all parking revenues into their respective accounts.

        Gross daily collections are collected by us and deposited into banks using one of three methods, which impact our investment in working capital:

  •
  locations with revenues deposited into our bank accounts reduce our investment in working capital,

  •
  locations that have segregated accounts generally require no investment in working capital, and

  •
  accounts where the revenues are deposited into the clients' accounts increase our investment in working capital.

        Our average investment in working capital depends on our contract mix. For example, an increase in contracts that require all cash deposited in our bank accounts reduces our investment in working capital and improves our liquidity. During the first nine months of 2003 and the first nine months of 2002, there were no material changes in these types of contracts. In addition, our clients may accelerate monthly distributions to them and have an estimated distribution occur in the current month. During the first nine months of 2003 and the first nine months of 2002, there were no material changes in the timing of current month distributions.

        Our liquidity also fluctuates on an intra-month and intra-year basis depending on the contract mix and timing of significant cash payments, such as our scheduled interest payments on our notes. Additionally, our ability to utilize cash deposited into our local accounts is dependent upon the availability and movement of that cash into our corporate account. For all these reasons, we, from time to time, carry a significant cash balance, while also utilizing our senior credit facility.

Net Cash Provided by Operating Activities

        Net cash provided by operating activities totaled $7.4 million for the first nine months of 2003 compared to $4.7 million for the first nine months of 2002. Cash provided during the first nine months of 2003 included $12.0 million from the return of funds held in a trust by our casualty insurance carrier, which was exchanged for a letter of credit in the same amount, which was offset by the payment of $7.6 million in interest payments on the senior subordinated notes, an increase in long-term accounts receivable of $3.5 million, a decrease in accounts payable of $0.9 million and a decrease in insurance and other accruals of $1.2 million. Cash provided during 2002 included a $1.0 million decrease in accounts receivable and a $4.2 million increase in insurance and other accruals and $20.0 million from the exchange, which were offset by the payment of $9.0 million in fees and expenses related to the exchange that had been provided at December 31, 2001, $9.4 million in interest payments on the senior subordinated notes and a decrease in accounts payable of $4.8 million.

        Net cash provided by operating activities totaled $3.7 million for 2002, compared to cash provided of $9.4 million for 2001. Cash provided during 2002 included $7.2 million from a decrease in accounts receivable due to improved collections, the termination of several large airport contracts, the reclassification of $3.8 million to a long-term receivable and $8.3 million from an increase in accrued liabilities which reflects the receipt of $20.0 million from the exchange reduced by the fees and payments related to the exchange, which were offset by a decrease in accounts payable of $10.2 million and an increase of $6.5 million in other assets, due to an increase in deposits for insurance programs and the reclassification of $3.8 million to a long-term receivable.

Net Cash Used in Investing Activities

        Cash used in investing activities totaled $1.1 million for the first nine months of 2003 compared to $1.5 million for the first nine months of 2002. Cash used in investing for the first nine months of 2003 and the first nine months of 2002 resulted from capital purchases to secure and/or extend leased facilities and investments in management information system enhancements and contingent purchase payments on previously acquired contracts.

        Net cash used in investing activities totaled $2.4 million in 2002, compared to cash used of $2.1 million in 2001. Cash used in investing for 2002 included capital expenditures of $1.8 million for capital investments to secure and/or extend leased facilities, investment in information system enhancements and $0.6 million for contingent purchase payments on previously acquired contracts.

Net Cash Used in Financing Activities

        Cash used in financing activities totaled $5.3 million in the first nine months of 2003 compared to $4.7 million for the first nine months of 2002. The 2003 activity included $7.8 million in proceeds from the senior credit facility which was offset by $5.9 million for the repurchase of 14% senior subordinated second lien notes, $2.4 million for the redemption of Series C preferred stock, $1.7 million on capital lease payments, $2.8 million in debt issuance costs and repayments on joint venture borrowings of $0.6 million. The 2002 activity included $0.1 million in payments on the senior credit facility, $2.5 million in redemption of redeemable preferred stock, $1.4 million in payments of capital lease obligations and repayments on joint venture and other borrowings of $0.6 million.

        Net cash used in financing activities totaled $2.8 million in 2002, compared to cash used in financing activities of $2.9 million in 2001. The 2002 activity included $2.5 million in cash used for redemption of preferred stock, $1.9 million in cash used for payments on capital leases, $0.9 million in cash used for repayments on joint venture borrowings and $0.4 million in cash used on long-term borrowings and $0.2 million in debt issuance costs in connection with amendments to our senior credit facility. For additional information, please see Note D of the Notes to the Consolidated Financial Statements. In addition, we provided funds from increases in borrowings on our senior credit facility of $3.0 million.

Cash and Cash Equivalents

        We had cash and cash equivalents of $7.5 million at September 30, 2003, compared to $6.2 million at December 31, 2002 and $7.6 million at December 31, 2001.

Charges Incurred in the Quarter We Complete the Offering

        In connection with this offering, options issued to our employees and employees of our affiliates to purchase 503.86 shares of our Series D preferred stock will be converted into options to purchase     shares of our Class A common stock and will vest. We will record a $    million non-cash compensation expense relating to the vesting of these options.

        In connection with this offering, we will also write-off debt issuance costs of $2.9 million in connection with the repayment of our senior credit facility.

        We will have a use of cash in connection with this offering of $2.3 million, of which $1.1 million has been accrued through September 30, 2003, to pay the optional redemption premium on our 14% notes. This will result in a $1.2 million charge.

        We will record a gain of $10.0 million related to the write-off of the carrying value in excess of principal attributable to the 14% notes.

Other Capital Resources Information

        The January 11, 2002 exchange offer and recapitalization was accounted for as a "modification of terms" type of troubled debt restructuring as prescribed by FASB Statement No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings. Under FAS 15, an effective reduction in principal or accrued interest does not result in the debtor recording a gain as long as the future contractual payments under the restructured debt are more than the carrying amount of the debt before the restructuring. In those circumstances, the carrying amount of the original debt or investment is not adjusted, and the effects of any changes are reflected in future periods as a reduction in interest expense. That is, a constant effective interest rate is applied to the carrying amount of the debt between restructuring and maturity. The effective interest rate is the discount rate that equates the present value of the future cash payments specified by the new terms with the unadjusted carrying amount of the debt.

        In addition, under FAS 15, when a debtor issues a redeemable equity interest in partial satisfaction of debt in conjunction with a modification of terms, the debtor recognizes no gain since the redeemable preferred shares are accounted for in the same manner as debt. Legal fees and other direct costs incurred by a debtor to effect a troubled debt restructuring are expensed as incurred, except for amounts incurred directly in granting an equity interest, if any.

        The accounting for this exchange under FAS 15 was as follows:

  •
  No gain was recognized by us for the excess of (a) the principal of the new notes over (b) the principal of the registered notes.

  •
  The unrecorded gain, which remains part of the carrying value of the debt, is being amortized as a reduction to future interest expense using an effective interest rate applied to the combined balance of the unregistered and registered notes.

Summary Disclosures About Contractual Obligations and Commercial Commitments

        The following summarizes certain of our contractual obligations at December 31, 2002 and the effect such obligations are expected to have on our liquidity and cash flow in future periods.

	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
($ in thousands)
Long-term debt(1)	$151,992	$3,253	$98,202	$49,129	$1,408
Operating leases(2)	94,190	20,594	36,551	16,214	20,831
Capital leases(3)	5,872	2,699	3,126	47	—
Other long-term liabilities(4)	13,862	2,459	5,446	1,912	4,045

Total	$265,916	$29,005	$143,325	$67,302	$26,284

(1)
Represents principal amounts, but not interest. See Note D to our consolidated financial statements.

(2)
As described in Note G to our consolidated financial statements.

(3)
Represents minimum future payments. See Note M to our consolidated financial statements.

(4)
Represents deferred compensation, customer deposits and 5% premium on the 14% notes.

        After this offering, the use of proceeds from the offering, the entering into of our proposed new credit facility and the repayment of our existing senior credit facility, our long-term debt is expected to total approximately $    million, with $    million payable within one year, approximately $    million in one-to-three years, approximately $    million in four-to-five years and approximately $    million after five years.

        There can be no assurance that our cash flow from operations, combined with additional borrowings under the existing senior credit facility, the proposed new credit facility and any future credit facility, will be available in an amount sufficient to enable us to repay our indebtedness or to fund our other liquidity needs or planned capital expenditures. We may need to refinance all or a portion of our indebtedness on or before their respective maturities. There can be no assurance that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

Critical Accounting Policies

        "Management's Discussion and Analysis of Financial Condition and Results of Operations" discusses our condensed consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. Accounting estimates are an integral part of the preparation of the financial statements and the financial reporting process and are based upon current judgments. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Certain accounting estimates are particularly sensitive because of their complexity and the possibility that future events affecting them may differ materially from our current judgments and estimates.

        This listing of critical accounting policies is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States of America, with no need for management's judgment regarding accounting policy. We believe that of our significant accounting policies, the following may involve a higher degree of judgment and complexity:

Impairment of Long-Lived Assets and Goodwill

        As of September 30, 2003, our net long-lived assets were comprised primarily of $12.8 million of property, equipment and leasehold improvements and $3.3 million of contract and lease rights. In accounting for our long-lived assets, other than goodwill, we apply the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Beginning January 1, 2002, we account for goodwill and other intangible assets under the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets." As of September 30, 2003, we had $116.8 million of goodwill.

        The determination and measurement of an impairment loss under these accounting standards require the significant use of judgment and estimates. The determination of fair value of these assets utilizes cash flow projections that assume certain future revenue and cost levels, assumed discount rates based upon current market conditions and other valuation factors, all of which involve the use of significant judgment and estimation. For the fiscal year ended December 31, 2002, and for the nine-month period ended September 30, 2003, we were not required to record any impairment charges related to long-lived assets or to goodwill. Future events may indicate differences from our judgments and estimates which could, in turn, result in impairment charges in the future. Future events that may result in impairment charges include increases in interest rates, which would impact discount rates, unfavorable economic conditions or other factors which could decrease revenues and profitability of existing locations and changes in the cost structure of existing facilities. Factors that could potentially have an unfavorable economic effect on our judgments and estimates include, among others: changes imposed by governmental and regulatory agencies, such as property condemnations and assessment of parking-related taxes; construction or other events that could change traffic patterns; and terrorism or other catastrophic events.

        Amortization expense for intangible assets for the period ended December 31, 2002 was $571,000. Estimated amortization expense for 2003 and the five succeeding fiscal years is as follows:

Estimated Amortization Expense
($ in thousands)
2003	$587
2004	587
2005	570
2006	516
2007	516
2008	39

        Actual results of operations for the periods ended December 31, 2000, 2001 and 2002 and the pro forma results of operations for the years ended December 31, 2000 and 2001 had we applied the non-amortization provisions of SFAS 142 in the prior period are as follows:

	For The Year Ended December 31,
	2000	2001	2002
($ in thousands)
Net loss	$(11,481)	$(35,454)	$(3,824)
Add: Goodwill amortization	3,138	3,259	—

Pro forma net loss	$(8,343)	$(32,195)	$(3,824)

Insurance Reserves

        We purchase comprehensive casualty insurance (including, without limitation, general liability, garage-keepers legal liability, worker's compensation and umbrella/excess liability insurance) covering certain claims that occur at parking facilities we lease or manage. Under our various liability and workers' compensation insurance policies, we are obligated to reimburse the insurance carrier for the first $250,000 of any loss. As a result, we are, in effect, self-insured for all claims up to the deductible levels. We also are self-insured for up to $125,000 per year per covered individual in eligible medical expenses incurred by certain employees and family members who receive medical coverage through us. We apply the provisions of SFAS No. 5, "Accounting for Contingencies", in determining the timing and amount of expense recognition associated with claims against us. The expense recognition is based upon our determination of an unfavorable outcome of a claim being deemed as probable and reasonably estimated, as defined in SFAS No. 5. This determination requires the use of judgment in both the estimation of probability and the amount to be recognized as an expense. We utilize historical claims experience along with regular input from third party insurance advisors and actuaries in determining the required level of insurance reserves. Future information regarding historical loss experience may require changes to the level of insurance reserves and could result in increased expense recognition in the future.

Allowance for Doubtful Accounts

        We report accounts receivable, net of an allowance for doubtful accounts, to represent our estimate of the amount that ultimately will be realized in cash. Management reviews the adequacy of its allowance for doubtful accounts on an ongoing basis, using historical collection trends, aging of receivables, and a review of specific accounts, and makes adjustments in the allowance as necessary. Changes in economic conditions or other circumstances could have an impact on the collection of existing receivable balances or future allowance considerations.

Litigation

        We are subject to litigation in the normal course of our business. We apply the provisions of SFAS No. 5, "Accounting for Contingencies," in determining the timing and amount of expense recognition associated with legal claims against us. Management uses guidance from internal and external legal counsel on the potential outcome of litigation in determining the need to record liabilities for potential losses and the disclosure of pending legal claims. See Note K of the notes to consolidated financial statements included in this prospectus.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rates

        Our primary market risk exposure consists of risk related to changes in interest rates. Historically, we have not used derivative financial instruments for speculative or trading purposes.

        Our $65.0 million senior credit facility provides for a $33.0 million revolving variable rate senior credit facility and a variable rate $32.0 million term loan. Interest expense on such borrowing is sensitive to changes in the market rate of interest. If we were to borrow the entire $65.0 million available under the facility, a 1% increase in the average market rate would result in an increase in our annual interest expense of approximately $0.7 million.

        This amount is determined by considering the impact of the hypothetical interest rates on our borrowing cost, but does not consider the effects of the reduced level of overall economic activity that could exist in such an environment. Due to the uncertainty of the specific changes and their possible effects, the foregoing sensitivity analysis assumes no changes in our financial structure.

Foreign Currency Risk

        Our exposure to foreign exchange risk is minimal. All foreign investments are denominated in U.S. dollars, with the exception of Canada. We had approximately CAN $1.7 million of cash and CAN $0.4 million of Canadian dollar denominated debt instruments at September 30, 2003. We do not hold any hedging instruments related to foreign currency transactions. We monitor foreign currency positions and may enter into certain hedging instruments in the future should we determine that exposure to foreign exchange risk has increased.

BUSINESS

General

        We are a leading national provider of parking facility management services. We provide on-site management services at multi-level and surface parking facilities for all major markets of the parking industry. We manage approximately 1,850 parking facilities, containing over one million parking spaces, in over 275 cities across the United States and Canada. Our diversified client base includes some of the nation's largest private and public owners, managers and developers of major office buildings, residential properties, commercial properties, shopping centers and other retail properties, sports and special event complexes, hotels, and hospitals and medical centers, including properties such as the Arco Tower in Los Angeles, the Four Seasons Hotel in Chicago, the Harvard Medical School in Cambridge, the Nationwide Arena in Columbus and Westfield Shoppingtown Century City in Los Angeles. In addition, we manage 126 parking-related and shuttle bus operations serving 66 airports, including Chicago O'Hare International Airport, Cleveland Hopkins International Airport and Dallas/Fort Worth International Airport.

        During our 75 years in business, we have focused on providing our clients with superior management services to attract customers. We believe that our management services, coupled with a leading position in our core markets, helps to maximize profitability per parking facility for both us and our clients. We believe that we have created our leading position by providing:

  •
  Ambiance in Parking®, an approach to parking that includes on-site, value-added services and amenities;

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  service enhancing information technology, including ClientViewSM, a proprietary client reporting system which allows us to provide our clients with on-line access to site-level financial and operating information;

  •
  comprehensive training programs for on-site employees, including our web-based Standard University® training programs for management-level personnel, that promote customer service and client retention; and

  •
  an internal audit and contract compliance group to monitor cash and operational controls.

        We believe that these services distinguish us from our competitors and contribute to our high retention rate, which averaged 89% for the three-year period ended September 30, 2003, which statistic also reflects the impact of our decision not to renew, or to terminate, unprofitable contracts.

        We do not own any parking facilities and, as a result, we assume few of the risks of real estate ownership. We operate our clients' parking properties through two types of arrangements: management contracts and leases. Under a management contract, we typically receive a base monthly fee for managing the facility, and we may also receive an incentive fee based on the achievement of facility performance objectives. We also receive fees for ancillary services. Typically, all of the underlying revenues and expenses under a standard management contract flow through to our client rather than to us. Under lease arrangements, we generally pay either a fixed annual rent, a percentage of gross customer collections, or a combination thereof to the property owner. We collect all revenues under lease arrangements and we are responsible for most operating expenses, but we are typically not responsible for major maintenance, capital expenditures or real estate taxes. As of September 30, 2003, we operated 84% of our locations under management contracts and 16% under leases.

        We also provide a range of ancillary services to satisfy client needs such as municipal meter collection and valet parking.

Industry Overview

General

        The International Parking Institute, a trade organization of parking professionals, estimates that as of December 2002 (the latest year for which numbers are available) there were approximately 40,000 parking facilities in the United States generating over $29.0 billion in gross customer collections. Industry participants, the vast majority of which are privately held companies, consist of relatively few nationwide companies and hundreds of small regional or local operators, including a substantial number of companies that provide parking as an ancillary service in connection with property management or ownership. The parking industry from time to time experiences consolidation as smaller operators find that they lack the financial resources, economies of scale and management techniques required to compete with larger providers. We expect this trend will continue and provide larger parking management companies with opportunities to win business and acquire smaller operators.

Operating Arrangements

        Parking facilities operate under three general types of arrangements: management contracts, leases and ownership. The general terms and benefits of these three types of arrangements are as follows:

        Management Contracts.    Under a management contract, the facility manager generally receives a base monthly fee for managing the facility and may receive an incentive fee based on the achievement of facility performance objectives. Facility managers generally charge fees for various ancillary services such as accounting, equipment leasing and consulting. Responsibilities under a management contract include hiring, training and staffing parking personnel, and providing revenue collection, accounting, record-keeping, insurance and facility marketing services. In general, under a management contract, the facility manager is not responsible for structural or mechanical repairs, and typically is not responsible for providing security or guard services. Under typical management contracts, the facility owner is responsible for operating expenses such as taxes, license and permit fees, insurance premiums, payroll and accounts receivable processing and wages of personnel assigned to the facility. However, some management contracts, which are referred to as "reverse" management contracts, usually provide for larger management fees and require the facility manager to pay certain of these costs. Generally under management contracts, the facility owner is responsible for non-routine maintenance, repair costs and capital improvements. Management contracts are typically for a term of one to three years, though the client often reserves the right to terminate, without cause, on 30 days' notice, and may contain a renewal clause.

        Leases.    Under a lease arrangement, the parking facility operator generally pays to the property owner either a fixed annual rent, a percentage of facility revenues, or a combination thereof. The parking facility operator collects all revenues and is responsible for most operating expenses, but is typically not responsible for major maintenance, capital expenditures or real estate taxes. In contrast to management contracts, leases are typically for terms of three to ten years, often contain a renewal term, and provide for a fixed payment to the facility owner regardless of the facility's operating earnings. However, many of these leases may be cancelled by the client for various reasons, including development of the real estate for other uses. Some are cancelable by the client on as little as 30 days' notice without cause. Leased facilities generally require a longer commitment and a larger capital investment by the parking facility operator than do managed facilities.

        Ownership.    Ownership of parking facilities, either independently or through joint ventures, typically requires a larger capital investment and greater potential risks and rewards than managed or leased facilities. All owned facility revenues flow directly to the owner, and the owner has the potential to realize benefits of appreciation in the value of the underlying real estate. The owner of a parking facility is responsible for all obligations related to the property, including all structural, mechanical and electrical maintenance and repairs and property taxes. Due to the high cost of real estate in many major urban markets, ownership of parking facilities usually requires large capital investments.

Industry Growth Dynamics

        A number of opportunities for growth exist for larger parking facility operators, including the following:

        Growth of Large Property Managers, Owners and Developers.    Over the past several years, there has been a substantial increase in the number of national property managers, owners and developers with multiple locations. Sophisticated property owners consider parking a profit center that experienced parking facility management companies can maximize. This dynamic favors larger parking service providers that can provide specialized, value-added professional services with nationwide coverage. In order to streamline their business, many of these large national property managers, owners and developers have reduced the number of suppliers with which they conduct business.

        Increased Outsourcing of Parking Management and Related Services.    Growth in the parking management industry has resulted from a continuing trend by parking facility owners to outsource the management of their parking and related operations to independent operators. We believe that entities such as large property management managers, owners and developers as well as cities, municipal authorities, hospitals and universities will increasingly retain parking management companies to operate facilities and provide related services in an effort to focus on their core competencies, reduce operating budgets and increase profitability and efficiency. We believe this trend is expanding to include outsourcing of shuttle bus operations, municipal meter collection and valet parking.

        Industry Consolidation.    The parking management industry is highly fragmented, with hundreds of small regional or local operators. We believe national parking facility managers have a competitive advantage over local and regional operators by reason of their:

  •
  broad product and service offerings;

  •
  relationships with large, national property managers, developers and owners;

  •
  efficient cost structure due to economies of scale; and

  •
  financial resources to invest in infrastructure and information systems.

Competitive Strengths

        We are committed to providing sophisticated service offerings, a high level of service and comprehensive parking management solutions to maintain our position as a leading parking management service provider in North America. We believe that the following factors have been critical to our success:

        Leadership in Core Markets.    We have a leading market presence in many major cities and airports. We consider our core urban markets to be those cities where we have a leading presence (as measured by number of locations), realize economies of scale, and have depth of management and a detailed knowledge of local markets. Because of the scale of our operations, we are able to spread administrative overhead costs across a large number of parking locations in a single market and generate higher average profitability per location in our core markets. We have also developed a particular expertise in providing parking and parking related services to the airport market, where we are the largest provider of parking services. We consider our airports to be a core market as well. In our core markets we believe we compete more effectively for new business and better retain existing locations. We believe that we are one of the leading providers (as measured by number of locations) within all of our core markets.

        Diverse Client Base.    We have a diverse client base, which enables us to mitigate the risk of a downturn in particular locations or markets while providing us with the ability to take advantage of growth opportunities in any of the markets we serve. Our client base is diversified across geography, number of clients and types of clients.

  •
  Geography. We manage parking facilities in over 275 cities across 43 states and the District of Columbia in the United States and four provinces in Canada. Our core markets are Boston, Chicago, Cleveland, Columbus, Honolulu, Houston, Kansas City, Los Angeles, Minneapolis, New Orleans, Richmond, Toronto, Washington, D.C./Baltimore and our airport locations.

  •
  Number of clients. We provide services at approximately 1,850 locations. No single client represented more than 7.0% of revenue or more than 4.0% of gross profit for the nine-month period ended September 30, 2003.

  •
  Types of clients. We provide on-site management services at multi-level and surface parking facilities for all major markets of the parking industry. Our diversified client base includes some of the nation's largest public and private owners, managers and developers of major office buildings, residential properties, commercial properties, shopping centers and other retail properties, sports and special events complexes, universities, hotels, hospitals and medical centers and many of the major airports in North America.

        Consistent, High Level Service Offering.    Our ability to provide a uniformly high level of parking and related services is valued by our clients, who recognize that the parking experience often makes both the first and last impressions on their properties' tenants and visitors. Our clients therefore seek to offer the highest possible parking service levels as a means of distinguishing their properties from competing properties. Moreover, for those clients that provide parking as an ancillary service to other core service offerings (such as airports, hotels and sports and special event arenas), we are able to provide venue-specific solutions that improve the profitability of the parking operations. Our ability to consistently deliver these and related services improves our ability to win contracts at premier locations, retain existing locations and, therefore, improve our profitability. We offer our clients expertise in: cash management and payroll processing; budgeting; marketing and pricing strategies; facility and traffic flow functionality; parking equipment technology; and monthly reporting. Our goal is to provide parking facilities that are clean and well-lit, with crisp graphics and signage and a professional, courteous and well-dressed staff. Our employees undergo a concentrated training program that focuses on the delivery of professional services to our clients and their customers on a consistently high level. We also offer our clients a comprehensive package of on-site parking services and amenities tailored to the customer's requirements, including a patented musical theme floor reminder system with distinctive signage, a traffic information system, valet parking, car washing, complimentary audio tapes and video tapes, and vehicle repair as part of our Ambiance in Parking® approach. We believe our clients value our broad suite of services for its positive impact on their customers' overall satisfaction.

        Strong Client Base and High Contract Retention.    Our client base includes: Brookfield Properties Corporation, CB Richard Ellis, Crescent Real Estate Equities Company, Equity Office Properties, Grubb & Ellis, Jones Lang LaSalle, the City of Miami Beach and the City of New Orleans. Our client base also includes many of the major airports in North America, such as Chicago O'Hare International Airport, Cleveland Hopkins International Airport and Dallas/Fort Worth International Airport. Our track record in retaining locations has averaged 89% during the three-year period ended September 30, 2003, which statistic also reflects the impact of our decision not to renew, or to terminate, unprofitable contracts.

        Focus on Low Risk Contracts.    Management contracts typically generate a fixed base management fee that is not dependent upon the operating performance of the location and, as a result, limits our exposure to adverse economic conditions and other occurrences, such as the events of September 11,

2001. Given this dynamic, we have made a strategic decision to focus on securing business primarily through management contracts and not through ownership of parking facilities. When we enter into leases, we seek to negotiate low minimum rental commitments and often structure a variable component into the contract to mitigate lower revenues from economic downturns. We will continue to balance our objective of entering into lower risk parking services contracts that provide a stable revenue stream with entering into contracts that provide upside potential and opportunities for growth. In addition to adding new management contracts and leases, we intend to continue to strengthen our contract portfolio through the elimination of underperforming locations, which will further enhance our profitability. Under both management contracts and leases, we are not typically responsible for capital improvements and, as such, these agreements limit our capital expenditure requirements relative to our competitors that own properties. As of September 30, 2003, 84% and 16% of our facilities were provided services under management contracts and leases, respectively.

        Experienced Executive Management Team.    Our executive management team of eight individuals has an average of 20 years experience in the parking industry, including an average of 16 years with us or our acquired companies. We adopted a long-term incentive plan to motivate and retain our top executives.

Growth Strategy

        While our business has been constrained in recent years by our highly leveraged capital structure, we believe we will be well positioned to pursue the following growth strategies after our initial public offering:

        Grow Contract Portfolio Within Our Core Markets.    Our strategy is to increase our presence and profitability in our core markets by continuing to provide sophisticated parking services and by capitalizing on our economies of scale and operating efficiency. This concentration of locations gives us the ability to spread administrative overhead costs across a large number of parking facilities in a single market. We plan to continue to maximize our premium service, local market knowledge and management infrastructure to retain existing locations and compete aggressively for new business in these core markets. We regularly review potential acquisition opportunities to increase our position in our core markets.

        Enhance Client Relationships Through Additional Services.    We believe we can deepen our relationships with existing clients and attract new clients by continuing to offer additional services that complement our parking expertise, such as shuttle bus, taxi-dispatch, municipal meter collection, and valet-parking services. By offering these services to our clients, we increase our revenues and gross profit per location and strengthen our client relationships, which should enhance our ability to win new contracts and increase our retention rate.

        Develop New Market Opportunities.    We believe that a significant opportunity exists for us to expand our presence in markets such as university campus parking and hospital parking. In addition to our long-standing relationships with Harvard Medical School, Northwestern University and Northwestern Memorial Hospital, we have expanded our presence in these markets with the recent addition of parking services at Montclair State University and the Louisiana State University Medical Center. In addition to expanded growth opportunities in the hospital and university markets, we see significant potential within the municipal on-street market, including enforcement services. We currently provide exclusive meter collection and management services for the City of Miami Beach, Florida.

        Develop New Core Markets.    We believe that numerous opportunities for growth are available by developing new core markets either through new contracts, acquisitions, alliances or partnerships. Our clients generally have a presence in a variety of urban markets where they seek to outsource the management of their parking facilities to a national parking service provider that can assist them in maximizing parking-related profit. One of our strategies is to grow our client relationships to facilitate the addition of new locations and our strategic identification and development of new geographic markets.

Services

        As a professional parking management company, we provide a comprehensive, turn-key package of parking services to our clients. Under a typical management contract structure, we are responsible for providing and supervising all personnel necessary to facilitate daily parking operations including cashiers, porters, valet attendants, managers, bookkeepers, and a variety of maintenance, marketing, customer service, and accounting and revenue control functions. By way of example, our typical day-to-day operating duties, whether performed using our own personnel or subcontracted vendors, include:

  •
  Collection and deposit of daily and monthly parking revenues from all parking customers.

  •
  Daily housekeeping to maintain the facility in a clean and orderly manner.

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  Restriping of the parking stalls as necessary.

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  Routine maintenance of parking equipment (e.g., ticket dispensing machines, parking gate arms, fee computers).

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  Marketing efforts designed to maximize gross parking revenues.

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  Delivery of courteous and professional customer relations.

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  Painting of walkways, curbs, ceilings, walls or other facility surfaces.

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  Snow removal from sidewalks and driveways.

        The scope of our management services typically also includes a number of functions that support the basic daily facility operations, such as:

  •
  Preparation of an annual operating budget reflecting our estimates of the annual gross parking revenues that the facility will generate from its parking customers, as well as the costs and expenses to be incurred in connection with the facility's operation.

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  Evaluation and analysis of, and consultation with our client with respect to, price structures that will optimize our client's revenue objectives. In doing so, we use our proprietary ParkStat® software tool. By automatically polling information from on-site collection devices, ParkStat® uses location-specific information to calculate the impact of pricing alternatives, optimize staffing levels, improve forecasting and assist in long-range planning.

  •
  Consultation with our client regarding which of our menu of customer amenities are appropriate and/or desirable for implementation at the client's parking facility.

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  Implementation of a wide range of operational and revenue control processes and procedures, including internal audit procedures, designed to maximize and protect the facility's parking revenues. Compliance with our mandated processes and procedures is supervised by a dedicated fifteen person internal audit and contract compliance group.

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  Consultation with our client regarding any recommended modifications in facility design or traffic flow, or the installation of new or updated parking equipment, designed both to enhance the ease and convenience of the parking experience for the parking customers and to maximize facility profitability.

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  Monthly reporting to our clients regarding the facility's operating results. For those clients who wish to directly access their financial reporting information on-line, we offer the use of our proprietary ClientViewSM client reporting system, which provides on-line access to site-level financial and operating information.

Ancillary Services

        Beyond the conventional parking facility management services described above, we also offer an expanded range of ancillary services. For example:

  •
  At various airports throughout the United States, we provide shuttle bus vehicles and the drivers to operate them in support of on-airport car rental operations as well as private off-airport parking locations.

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  At certain airports, we provide ancillary ground transportation services, such as taxi and livery dispatch services, as well as concierge-type ground transportation information and support services for arriving passengers.

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  For municipalities, we provide basic shuttle bus services, on-street parking meter collection and other forms of parking enforcement services.

  •
  Within the medical center and hospital market, we provide valet parking and shuttle bus services.

Amenities and Customer Service Programs

        We offer a comprehensive package of amenity and customer service programs, branded as Ambiance in Parking®, that can be provided to our customers, many at nominal or no cost to the client. These programs not only make the parking experience more enjoyable, but also convey a sense of the client's sensitivity to and appreciation of the needs of its parking customers. In doing so, we believe the programs serve to enhance the value of the parking properties themselves.

        Patented Musical Theme Floor Reminder System.    Our patented musical theme floor reminder system is designed to help customers remember the garage level on which they parked. A different song is played on each floor of the parking garage. Each floor also displays distinctive signage and graphics that correspond with the floor's theme. For example, in one parking facility with U.S. cities as a theme, songs played include "I Left My Heart in San Francisco" on one floor and "New York, New York" on a different floor. Other parking facilities have themes such as college fight songs, Broadway musicals, classic movies and professional sports teams.

        Books-To-Go® Audiotape Library.    Monthly customers can borrow—free of charge—audio tapes to which they can listen as they drive to and from work. A wide selection of fiction, non-fiction and business titles is maintained in the facility office.

        Films-To-Go® Videotape Library.    This amenity builds on the success of our popular Books-To-Go® program. Videotapes of many popular movie titles are stocked in the parking facility office and made available free of charge to monthly customers. The movie selections are updated on a regular basis.

        Little Parkers® Child-Friendly Facilities.    This amenity creates a family atmosphere at the parking facility. Customers may use baby changing stations installed in the public restrooms. Kids appreciate the distribution of free toys such as bubble bottles, coloring books and stuffed animals.

        Complimentary Driver Assistance Services.    Parking facility attendants provide a wide range of complimentary services to customers with car problems. Assistance can include charging weak batteries, inflating/changing tires, cleaning windshields and refilling windshield washer fluid. Attendants also can help customers locate their vehicles and escort them to their cars.

        Standard Road AssistSM Emergency Services.    Parking customers experiencing vehicle problems beyond weak batteries and low tire pressure call our toll-free number to receive, on a pay-per-use basis, a basic package of emergency services, including towing up to five miles, jump starting, flat tire changing, fuel delivery, extracting a vehicle from the side of the road and lock-out service. The emergency services are provided at the parking facility or anywhere on the road.

        CarCareSM Maintenance Services. A car service vendor will pick-up a customer's car from the parking facility, contact the customer with an estimate, service the car during normal working hours and return it to the facility before the end of the business day.

        ParkNet® Traffic Information System.    The system provides customers with continuously updated traffic reports on a site-specific basis so that drivers can learn not only about traffic conditions on the area highways, but also about conditions in the immediate vicinity of the parking facility.

        Automated Teller Machines.    On-site ATM machines provide customers access to cash from bankcards and credit cards. We arrange for the installation of the machine, operated and maintained by an outside vendor. The parking facility realizes supplemental income from a fixed monthly rent and a share of usage transaction fees.

        Complimentary Courtesy Umbrellas and Flashlights.    Courtesy umbrellas are loaned to customers on rainy days. A similar lending program can be implemented to provide flashlights in emergency situations or power outages.

        Car Washing, Detailing and Windshield Cleaning.    We typically are able to arrange for car wash and/or detailing services to be provided at our facilities during the business day, either by our own staff or through a contracted vendor. Moreover, during non-peak times our attendants periodically clean windshields and headlamps, leaving a note on the windshield to advise the customer of this complimentary service that the property owner has provided.

        Complimentary Services/Customer Appreciation Days.    Our clients select from a variety of complimentary services that we provide as a special way of saying "thank you" to our parking customers. Depending on client preferences, coffee, donuts and/or newspapers occasionally are provided to customers during the morning rush hour. On certain holidays, candy, with wrappers that can be customized with the facility logo, can be distributed to customers as they exit. We also can distribute personalized promotional items, such as ice scrapers and key-chains.

Business Development

        Our efforts to attract new clients are primarily concentrated in and coordinated by a dedicated business development group, currently comprised of 16 individuals, whose background and expertise is in the field of sales and marketing, and whose financial compensation is determined to a significant extent by their business development success. This business development group is responsible for forecasting sales, maintaining a pipeline of prospective and existing clients, initiating contacts with such clients, and then following through to coordinate meetings involving those clients and the appropriate members of our operations hierarchy. By concentrating our sales efforts through this dedicated group, we enable our operations personnel to focus on achieving excellence in our parking facility operations and maximizing our clients' parking profits and our own profitability.

        We also place a specific focus on marketing and client relationship efforts that pertain to those clients having a large regional or national presence. Accordingly, we assign a dedicated executive to those clients to address any existing portfolio issues, as well as to reinforce existing—and develop new—account relationships and to take any other action that may further our business development interests.

Operations

        We maintain regional and city offices throughout the United States and Canada in order to support our 11,500 employees and approximately 1,850 parking facility operations. These offices serve as the central bases through which we provide the employees to staff our parking facilities as well as the on-site and support management staff to oversee those operations. Our administrative staff accountants are based in those same offices and facilitate the efficient, accurate and timely production and delivery to our clients of our monthly reports. Having these all-inclusive operations and accounting teams located in regional and city offices throughout the United States and Canada allows us to add new locations quickly and in a cost-efficient manner. To facilitate the training of our facility personnel throughout the country, we have separate, dedicated trainers for each of the West, Central and East operating divisions.

        Our overall basic corporate functions in the areas of finance, human resources, risk management, legal, purchasing and procurement, general administration, strategy and information and technology, are based in our Chicago corporate office. The Chicago corporate office also supports and promotes consistency throughout our field operations by developing and administering our operational, financial and administrative policies, practices and procedures.

Clients and Properties

        Our client base includes a diverse cross-section of public and private owners, developers and managers of real estate. A list of some of our clients, and the types of properties for which we operate their parking, include:

Client / Property	City, State/Province	Property Type
American Museum of Natural History	New York, New York	Museum
Brookfield Properties Corporation	Boston, Massachusetts Calgary, Alberta Denver, Colorado Minneapolis, Minnesota Toronto, Ontario Vancouver, British Columbia	Office
Chicago O'Hare International and Chicago Midway Airports	Chicago, Illinois	Airport
City of Phoenix	Phoenix, Arizona	Municipal / special event
Cleveland Clinic Foundation	Cleveland, Ohio	Medical center
Crescent Real Estate Equities Company	Austin, Texas, Houston, Texas, Miami, Florida	Office
Four Seasons Hotel	Chicago, Illinois	Hotel
Hartford Bradley International Airport	Hartford, Connecticut	Airport
Harvard Medical School	Cambridge, Massachusetts	University / medical
JMB Real Estate Corporation	Chicago, Illinois Houston, Texas Los Angeles, California	Office
Nationwide Arena	Columbus, Ohio	Special event
Sacramento Airport	Sacramento, California	Airport / consolidated car rental shuttle
Washington Mutual, Inc.	Los Angeles, California San Francisco, California	Retail
Westfield Properties Shoppingtowns	Los Angeles, California	Retail

        No single client represented more than 7.0% of revenues or more than 4.0% of our gross profit for the nine-month period ended September 30, 2003. For the three-year period ended September 30, 2003, we retained an average of 89% of our locations, a statistic that also reflects the effect of our decisions not to renew, or to terminate, unprofitable contracts.

Parking Facilities

        We operate parking facilities in 43 states and the District of Columbia in the United States and four provinces of Canada. We do not currently own any parking facilities. The following table summarizes certain information regarding our facilities as of September 30, 2003:

		# of Locations			# of Spaces
States/Provinces	Airports and Urban Cities
		Airport	Urban	Total	Airport	Urban	Total
Alabama	Airports	3	—	3	1,430	—	1,430
Alaska	Airports	2	—	2	3,200	—	3,200
Alberta	Calgary and Edmonton	—	8	8	—	5,041	5,041
Arizona	Phoenix	—	25	25	—	20,573	20,573
British Columbia	Richmond, Vancouver, Victoria and Whistler	—	30	30	—	3,297	3,297
California	Airports, Los Angeles, Long Beach, Sacramento, San Diego, San Francisco and San Jose	10	507	517	24,056	163,777	187,833
Colorado	Airports, Colorado Springs and Denver	3	25	28	14,002	11,395	25,397
Connecticut	Airports	9	—	9	8,500	—	8,500
Delaware	Wilmington	—	1	1	—	473	473
District of Columbia	Washington, DC	—	54	54	—	18,653	18,653
Florida	Airports, Miami, Miami Beach, Orlando and Pensacola	6	77	83	4,238	35,071	39,309
Georgia	Airports and Atlanta	2	18	20	2,177	17,369	19,546
Hawaii	Airports and Honolulu	3	42	45	2,393	17,473	19,866
Idaho	Airport	1	—	1	372	—	372
Illinois	Airports and Chicago	11	193	204	30,540	107,278	137,818
Indiana	Airport, Indianapolis and Fort Wayne	1	5	6	1,234	2,700	3,934
Iowa	Airports and Des Moines	2	2	4	3,487	6,600	10,087
Kansas	Topeka, Wichita and Bonner Springs	—	5	5	—	18,084	18,084
Kentucky	Louisville	—	1	1	—	200	200
Louisiana	Airport and New Orleans	1	50	51	1,302	18,031	19,333
Maine	Airports and Portland	3	1	4	1,660	528	2,188
Maryland	Baltimore, Bethesda and Towson	—	19	19	—	5,468	5,468
Massachusetts	Boston, Cambridge and Worcester	—	117	117	—	45,605	45,605
Michigan	Airports and Detroit	7	5	12	6,885	3,993	10,878
Minnesota	Airports, Minneapolis and St. Paul	8	36	44	21,501	15,405	36,906
Missouri	Airports and Kansas City	7	88	95	16,683	22,471	39,154
Montana	Airports	8	—	8	4,169	—	4,169
Nebraska	Airports	2	—	2	1,307	—	1,307
Nevada	Las Vegas and Reno	—	9	9	—	2,911	2,911
New Jersey	Upper Montclair	—	1	1	—	3,402	3,402
New Mexico	Airport	1	—	1	—	—	—
New York	Airports, Buffalo, New York and Rochester	6	40	46	8,027	11,274	19,301
North Carolina	Charlotte	—	1	1	—	818	818
North Dakota	Airports	2	—	2	1,415	—	1,415
Ohio	Airports, Akron, Cleveland, Cincinnati, Columbus and Toledo	8	100	108	9,373	95,662	105,035
Ontario	Airport, North York, Scarborough and Toronto	1	46	47	3,140	34,650	37,790
Oregon	Airports	3	—	3	2,231	—	2,231
Pennsylvania	Airports	3	—	3	2,031	—	2,031
Quebec	Airports	1	—	1	—	—	—
Rhode Island	Providence	—	2	2	—	4,845	4,845
South Dakota	Airports	2	—	2	1,508	—	1,508
Tennessee	Airports, Memphis and Nashville	2	19	21	649	35,231	35,880
Texas	Airports, Dallas, Fort Worth and Houston	4	99	103	4,241	77,579	81,820
Utah	Salt Lake City	—	2	2	—	5,780	5,780
Virginia	Alexandria, Richmond and Virginia Beach	—	93	93	—	24,134	24,134
Washington	Airports and Seattle	2	10	12	822	3,551	4,373
Wisconsin	Airports and Milwaukee	2	11	13	343	1,688	2,031

	Totals	126	1,742	1,868	182,916	841,010	1,023,926

        We have interests in 13 joint ventures, each of which operates between one and three parking facilities. We are the general partner of seven limited partnerships, each of which operates between one and twelve parking facilities. For additional information, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Summary of Operating Facilities."

Information Technology

        We believe that automation and technology can enhance customer convenience, lower labor costs, improve cash management and increase overall profitability. We have been a leader in the field of introducing automation and technology to the parking business and we were among the first to adopt electronic fund transfer (EFT) payment options, pay-on-foot (ATM) technology and bar code decal technology.

        To promote internal efficiency, we have created advanced information systems that connect local offices across the country to our corporate headquarters. These systems support accounting, financial management and reporting practices, general operating procedures, training, employment policies, cash controls and marketing procedures. Our commitment to the application of technology in the parking management business has resulted in the creation of two proprietary products, ClientViewSM and ParkStat®. ClientViewSM is an Internet based system that gives our client the flexibility and convenience to access and download their monthly financials and detailed back-up reports. ParkStat® enhances the performance of the parking facility by using location-specific information to assess the impact of pricing alterations, optimize staffing levels, improve forecasting and assist in long-range planning. We believe that our standardized processes and controls enhance our ability to successfully add new locations and expand our operations into new markets.

Employees

        As of September 30, 2003, we employed approximately 11,500 individuals, including approximately 6,750 full-time and 4,750 part-time employees. As of December 31, 2002, we employed approximately 11,300 individuals, including approximately 6,300 full-time and 5,000 part-time employees. Approximately 25% of our employees are covered by collective bargaining agreements. No single collective bargaining agreement covers a material number of employees. We believe that our employee relations are good.

Insurance

        We purchase comprehensive liability insurance covering certain claims that occur at parking facilities we lease or manage. The primary amount of such coverage is $2 million per occurrence and $2 million in the aggregate per facility. In addition, we purchase umbrella/excess liability coverage. Under our various liability and workers' compensation insurance policies, we are obligated to reimburse the insurance carrier for the first $250,000 of any loss. As a result, we are, in effect, self-insured for all claims up to the deductible levels. We utilize a third-party administrator to process and pay claims. We also purchase group health insurance with respect to eligible full-time employees and family members, whether such employees work at leased or managed facilities, and are self-insured for up to $125,000 per year per covered individual in eligible incurred medical expenses. We purchase workers' compensation insurance for all eligible employees. We believe that our insurance coverage is adequate and is consistent with industry practice.

        Because of the size of the operations covered and our claims experience, we purchase insurance policies at prices that we believe represent a discount to the prices that would typically be charged to parking facility owners on a stand-alone basis. Pursuant to our management contracts, we charge our clients for insurance at rates we believe are competitive. Our clients have the option of purchasing their own liability insurance policies, provided that we are named as an additional insured pursuant to an additional insured endorsement; however, many of our clients historically have chosen to purchase such insurance through us. A material reduction or increase in the amount of insurance purchased through us could have a material effect on our operating income. In addition, a material change in insurance costs due to a change in the number of claims, claims costs or premiums paid by us could have a material effect on our operating income. With respect to our management contract locations, it has been our practice to recover our costs through the rates we charge our clients for insurance. In addition, we have taken steps to control our insurance costs and losses, including the implementation of various measures and safety and incentive programs.

Competition

        The parking industry is fragmented and highly competitive, with limited barriers to entry. We face direct competition for additional facilities to manage or lease, while our facilities themselves compete with nearby facilities for our parking customers and in the labor market generally for qualified employees. Moreover, the construction of new parking facilities near our existing facilities can adversely affect our business. We are one of four national parking management companies, with the others being Ampco System Parking, Central Parking Corporation and Imperial Parking Corporation. We also face competition from numerous smaller, locally owned independent parking operators, as well as from developers, hotels, national financial services companies and other institutions that manage both their own parking facilities as well as facilities owned by others. Many municipalities and other governmental entities also operate their own parking facilities, potentially eliminating those facilities as management or lease opportunities for us. Some of our present and potential competitors have or may obtain greater financial and marketing resources than us, which may negatively impact our ability to retain existing contracts and gain new contracts.

        We face significant competition in our efforts to provide ancillary services such as shuttle bus services and on-street parking enforcement. Several large companies compete in these markets. These large companies may have greater financial and marketing resources than we do, which may negatively impact our ability to compete against them.

Regulation

        Regulations by the Federal Aviation Administration may affect our business. The FAA generally prohibits parking within 300 feet of airport terminals during times of heightened alert. While we believe that existing regulations or the present heightened security alerts at airports may be relaxed in the future, the existing 300 feet rule and new regulations may nevertheless prevent us from using a number of existing spaces. Reductions in the number of parking spaces may reduce our gross profit and cash flow for both our leased facilities and those facilities we operate under management contracts.

        Our business is not otherwise substantially affected by direct governmental regulation, although both municipal and state authorities sometimes directly regulate parking facilities. We are affected by laws and regulations (such as zoning ordinances) that are common to any business that deals with real estate and by regulations (such as labor and tax laws) that affect companies with a large number of employees. In addition, several state and local laws have been passed in recent years that encourage car pooling and the use of mass transit. For example, a Los Angeles, California law prohibits employers from reimbursing employee parking expenses. Laws and regulations that reduce the number of cars and vehicles being driven could adversely impact our business.

        We collect and remit sales/parking taxes and file tax returns for and on behalf of us and our clients. We are affected by laws and regulations that may impose a direct assessment on us for failure to remit sales/parking taxes or to file tax returns for ourselves and on behalf of our clients.

        Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws typically impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In connection with the operation of parking facilities, we may be potentially liable for any such costs. Although we are currently not aware of any material environmental claims pending or threatened against us or any of the parking facilities which we operate, there can be no assurance that a material environmental claim will not be asserted against us or against the parking facilities which we operate. The cost of defending against claims of liability, or of remediating a contaminated property, could have a material adverse affect on our financial condition or results of operations.

        Various other governmental regulations affect our operation of parking facilities, both directly and indirectly, including the ADA. Under the ADA, all public accommodations, including parking facilities, are required to meet certain federal requirements related to access and use by disabled persons. For example, the ADA requires parking facilities to include handicapped spaces, headroom for wheelchair vans, attendants' booths that accommodate wheelchairs and elevators that are operable by disabled persons. When negotiating management contracts and leases with clients, we generally require that the property owner contractually assume responsibility for any ADA liability in connection with the property. There can be no assurance, however, that the property owner has assumed such liability for any given property and there can be no assurance that we would not be held liable despite assumption of responsibility for such liability by the property owner. Management believes that the parking facilities we operate are in substantial compliance with ADA requirements.

Intellectual Property

        Standard Parking® and the Standard Parking logo are service marks registered with the United States Patent and Trademark Office. In addition, we have registered the names and, as applicable, the logos of all of our material subsidiaries and divisions as service marks with the United States Patent and Trademark Office or the equivalent state registry, including the right to the exclusive use of the name Central Park in the Chicago metropolitan area. We have also obtained a United States patent, U.S. Pat. No. 4,674,937, for our Multi-Level Vehicle Parking Facility (the musical Theme Floor Reminder System), which expires in 2005, and trademark registrations for our proprietary parker programs, such as Books-to-Go®, Films-To-Go®, Little Parkers® and Ambiance in Parking® and our comprehensive training program, Standard University®. We have also registered the copyright rights in our proprietary software, such as ClientViewSM, Hand Held ProgramSM, License Plate Inventory ProgramsSM, ParkNet® and ParkStat® with the United States Copyright Office.

Office Leases

        We lease approximately 24,000 square feet of office space for our corporate offices in Chicago, Illinois. The lease expires in 2013. The lease includes expansion options for up to 6,000 additional square feet of space, and we have a right of first opportunity on an additional 4,000 square feet. We believe that the leased facility, together with our expansion options, is adequate to meet current and foreseeable future needs.

        We also lease regional offices. These lease agreements generally include renewal and expansion options, and we believe that these facilities are adequate to meet our current and foreseeable future needs.

Legal Proceedings

        We are subject to various claims and legal proceedings that consist principally of lease and contract disputes. We consider these claims and legal proceedings to be routine and incidental to our business, and in the opinion of management, the ultimate liability with respect to these proceedings and claims will not materially affect our financial position, operations or liquidity.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth certain information with respect to each person who is one of our executive officers or directors as of December 31, 2003:

Name	Age	Position
John V. Holten	47	Director and Chairman
James A. Wilhelm	49	Director, President and Chief Executive Officer
Herbert W. Anderson, Jr.	45	Executive Vice President, Operations
G. Marc Baumann	48	Executive Vice President, Chief Financial Officer, and Treasurer
Gunnar E. Klintberg	55	Director and Vice President
John Ricchiuto	47	Executive Vice President, Operations
Robert N. Sacks	50	Executive Vice President, General Counsel and Secretary
Edward Simmons	54	Executive Vice President, Operations
Steven A. Warshauer	49	Executive Vice President, Operations
Michael K. Wolf	54	Executive Vice President, Chief Administrative Officer and Associate General Counsel

        John V. Holten.    Mr. Holten has served as a director and our chairman of the board of directors since March 30, 1998 when we consummated our combination with the Standard Companies. Mr. Holten has also served as a director and chairman of the board of directors of AP Holdings, Inc. since April 14, 1989. Mr. Holten is the chairman and chief executive officer of Steamboat Holdings, Inc., the parent company of AP Holdings, Inc. Mr. Holten has also served as the chairman and chief executive officer of Holberg Industries, Inc. since 1989. Holberg Industries, Inc. was our indirect parent until March 5, 2001. Mr. Holten was chairman and chief executive officer as well as a director of each of Nebco Evans Holding Company and Ameriserve Food Distribution, Inc., each of which filed for bankruptcy on or about January 31, 2000. Mr. Holten received his M.B.A. from Harvard University in 1982 and graduated from the Norwegian School of Economic and Business Administration in 1980.

        James A. Wilhelm.    Mr. Wilhelm has served as our president since September 2000 and as our chief executive officer and a director since October 2001. Mr. Wilhelm served as executive vice president—operations since the combination in March 1998, and he served as senior executive vice president and chief operations officer from September 1999 to August 2000. Mr. Wilhelm joined the Standard Companies in 1985, serving as executive vice president beginning in January 1998. Prior to March 1998, Mr. Wilhelm was responsible for managing the Standard Companies' Midwest and Western Regions, which included parking facilities in Chicago and sixteen other cities throughout the United States and Canada. Mr. Wilhelm received his B.A. Degree from Northeastern Illinois University in 1976.

        Herbert W. Anderson, Jr.    Mr. Anderson has served as our executive vice president—operations since the consummation of the combination in March 1998. Mr. Anderson joined APCOA in 1994, and served as corporate vice president—urban properties from 1995 until March 1998. Mr. Anderson graduated from Almeada College and began his career in the parking industry in 1984. Mr. Anderson is a vice-president of the board of directors of the National Parking Association and a member of the International Parking Institute. In addition, he is on the Board of the Friends of NORD (New Orleans Recreation Department) and is a member of the Building Owners Management Association. Mr. Anderson is also a member of the Board of Trade in New Orleans.

        G. Marc Baumann.    Mr. Baumann has served as our executive vice president, chief financial officer and treasurer since October 2000. Mr. Baumann has also served as treasurer of AP Holdings, Inc. since October 2000. Prior to his appointment as our chief financial officer, Mr. Baumann was chief financial officer for Warburtons Ltd. in Bolton, England from January 1993 to October 2000. Mr. Baumann is a certified public accountant and a member of both the American Institute of Certified Public Accountants and the Illinois CPA Society. He received his B.S. degree in 1977 from Northwestern University and an M.B.A. from the Kellogg School of Management at Northwestern University in 1979.

        Gunnar E. Klintberg.    Mr. Klintberg has served as a director since 1989 and as vice president since 1998. Mr. Klintberg is the vice chairman of Steamboat Holdings, Inc. Mr. Klintberg has also been a director and vice chairman of Holberg Industries, Inc. since 1986. Mr. Klintberg was a director of Nebco Evans Holding Company and Ameriserve Food Distribution, Inc., each of which filed for bankruptcy on or about January 31, 2000. Mr. Klintberg received his undergraduate degree from Dartmouth College in 1972 and a degree in Business Administration from the University of Uppsala, Sweden, 1974.

        John Ricchiuto.    Mr. Ricchiuto has served as our executive vice president—operations since December 2002. Mr. Ricchiuto joined APCOA, Inc. in 1980 as a management trainee. Mr. Ricchiuto served as vice president and regional manager for Northeastern Regional Properties since 1988, vice president—Airport Properties Central since 1993 and senior vice president—Airport Properties Central and Eastern United States since 1994. Mr. Ricchiuto received his B.S. Degree from Bowling Green University in 1979.

        Robert N. Sacks.    Mr. Sacks has served as our executive vice president—general counsel and secretary since the consummation of the combination in March 1998. Mr. Sacks joined APCOA, Inc. in 1988, and served as general counsel and secretary since 1988, as vice president, secretary, and general counsel from 1989, and as senior vice president, secretary and general counsel from 1997 to March 1998. Mr. Sacks has also served as secretary of AP Holdings, Inc. since 1989. Mr. Sacks received his B.A. Degree, cum laude, from Northwestern University in 1976 and, in 1979, received his J.D. Degree from Suffolk University where he was a member of the Suffolk University Law Review.

        Edward E. Simmons.    Mr. Simmons has served as our senior vice president—operations since May 1998. Mr. Simmons has also served as executive vice president—operations since August 1999. Previously, he was president, chief executive officer and co-founder of Executive Parking, Inc. Prior to joining Executive Parking, Inc., Mr. Simmons was vice president/general manager for Red Carpet Parking Service and a consultant on facility layout and design and general manager of J & J Parking. Mr. Simmons is a current board member of the National Parking Association and the International Park Institute. Mr. Simmons is a past executive board member and past president of the Parking Association of California.

        Steven A. Warshauer.    Mr. Warshauer has served as our executive vice president—operations since the consummation of the combination in March 1998. Mr. Warshauer joined the Standard Companies in 1982, initially serving as Vice President, then becoming senior vice president. Mr. Warshauer received his Bachelor of Science Degree from the University of Northern Colorado in 1976 with a major in Accounting.

        Michael K. Wolf.    Mr. Wolf has served as our executive vice president—chief administrative officer and associate general counsel since the combination in March 1998. Mr. Wolf served as senior vice president and general counsel of the Standard Companies from 1990 to January 1998. Mr. Wolf was subsequently appointed executive vice president of the Standard Companies. Mr. Wolf received his B.A. Degree in 1971 from the University of Pennsylvania and in 1974 received his J.D. Degree from

Washington University, where he served as an editor of the Washington University Law Quarterly and was elected to the Order of the Coif.

Board Composition

        Our board of directors is currently comprised of three directors. We anticipate that following the consummation of this offering, our board of directors will consist of seven members including:

  •
  Five directors, elected by the holders of Class B common stock. These directors will initially consist of John V. Holten, Gunnar E. Klintberg, James A. Wilhelm,                                         and                                         .

  •
  Two directors, elected by the holders of Class A common stock. The nominating committee of our board of directors will appoint the two initial Class A directors upon the effectiveness of this offering.

        Our parent company, [Steamboat Industries, Inc.], or its affiliates, have advised us that they intend to file a Schedule 13G with the Securities and Exchange Commission following the completion of this offering to report their Standard Parking holdings as a group. As a result, we will be deemed to be a "controlled company" under the rules of The NASDAQ Stock Market, Inc. and we will qualify for, and intend to rely on, the "controlled company" exception to the board of directors and committee composition requirements under the rules of The NASDAQ Stock Market, Inc. Pursuant to this exception, we will be exempt from the rule that requires that our board of directors be comprised of a majority of "independent directors"; our compensation committee be comprised solely of "independent directors"; and our nominating committee be comprised solely of "independent directors" as defined under the rules of The NASDAQ Stock Market, Inc. The "controlled company" exception does not modify the independence requirements for the audit committee and we intend to comply with the Sarbanes-Oxley Act and the NASDAQ independence rules for audit committees.

        We anticipate that three of our directors, including the two Class A directors, will qualify as "independent" pursuant to the amended rules that have been adopted by The NASDAQ Stock Market, Inc.

        Our amended and restated certificate of incorporation will provide that our Class B directors will be elected to one-year terms that will expire at our annual meeting of stockholders in 2005. Our Class A directors will be elected to staggered two-year terms.                                        will have a term that expires at our annual stockholders' meeting in 2005 and                                        will have a term that expires at our annual stockholders' meeting in 2006.

        Class A directors may be removed only for cause by the holders of at least a majority of the voting power of the then outstanding common stock, voting together as a single class. The Class B directors may be removed, with or without cause, by the holders of at least a majority of the outstanding Class B common stock.

Committees of the Board

        Our board of directors has designated an audit committee, a compensation committee, and a nominating committee. The members of each committee are appointed by the board of directors and serve one-year terms.

Audit Committee

        Our audit committee consists of                        ,                         and                         . We believe that                        meets the requirements for a financial expert under the Sarbanes-Oxley Act of 2002 and the rules of the Securities and Exchange Commission and is independent, as that term is defined under

The NASDAQ National Market listing requirements. We plan to appoint two other independent directors to the audit committee after their appointment to the board of directors to replace Messrs.                         and            , in accordance with the independence requirements of The NASDAQ National Market rules. Our audit committee is charged with the following responsibilities:

  •
  the engagement, oversight and compensation of our independent public accountants;

  •
  reviewing the plan, scope and results of the annual audit to be conducted by our independent public accountants;

  •
  pre-approving services provided to us by our independent public accountants;

  •
  meeting periodically with our independent public accountants and our Chief Financial Officer to review matters relating to our consolidated financial statements, our accounting principles and our system of internal accounting controls; and

  •
  reporting its recommendations as to the approval of our consolidated financial statements to our board of directors.

Compensation Committee

        Our compensation committee consists of John V. Holten,                         and                         . The compensation committee determines our compensation policies and forms of compensation provided to our directors and officers. The compensation committee also reviews and determines bonuses for our officers and other employees. In addition, the compensation committee reviews and determines stock-based compensation for our directors, officers, employees and consultants and administrators of our stock incentive plan.

        No interlocking relationship exists between our compensation committee and the compensation committee of any other company.

Class A Nominating Committee

        Our Class A nominating committee consists of John V. Holten,                         and                         . The Class A nominating committee identifies, evaluates and recommends potential Class A board and committee members. Immediately prior to the closing of this offering, the Class A director positions will be filled by the Class A nominating committee. The Class A nominating committee will be composed of two Class B directors and one Class A director. The Class A nominating committee also establishes and reviews board governance guidelines.

Class B Nominating Committee

        Our Class B nominating committee consists of John V. Holten,                         and                         . The Class B nominating committee identifies, evaluates and recommends potential Class B board and committee members. The Class B nominating committee will be composed of three Class B directors.

Director Compensation

        Directors currently receive no compensation from us for their services. Following the consummation of this offering, we intend to compensate directors who are not our employees or officers or employees or officers of [Steamboat Industries, Inc.] for their services on the board in cash and in options to purchase Class A common stock, in amounts to be determined. In addition, we will reimburse our directors for reasonable expenses in connection with attendance at board and committee meetings. Other than with respect to reimbursement of expenses, directors who are our employees or officers or who are employees or officers of [Steamboat Industries, Inc.] will not receive additional compensation for their services as directors.

Compensation Committee Interlocks and Insider Participation

        We did not have a compensation committee in the year ended December 31, 2003. During 2003, none of our executive officers served as a member of the compensation committee of another entity. Mr. Wilhelm participates in deliberations with the board concerning executive compensation from time to time.

Summary Compensation Table

        The following table sets forth information for 2001, 2002 and 2003 with regard to compensation for services rendered in all capacities. Information shown in the table reflects compensation earned by these individuals for services with us.

	Annual Compensation				Long Term Compensation
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)(1)	Securities Underlying Options/SARs (#)(2)	All Other Compensation ($)(3)
James A. Wilhelm Chief Executive Officer, President	2003 2002 2001	530,005 530,005 381,928	57,000 37,870 150,000	— — —	90	16,378 14,347 27,251
Michael K. Wolf Executive Vice President, Chief Administrative Officer, Associate General Counsel	2003 2002 2001	385,958 381,899 376,402	44,643 36,500 52,467	— — —	36	23,761 22,588 24,655
Steven A. Warshauer Executive Vice President-Operations	2003 2002 2001	324,660 316,582 312,137	52,116 48,555 79,448	— — —	36	4,315 4,000 8,604
G. Marc Baumann Executive Vice President, Chief Financial Officer, Treasurer	2003 2002 2001	297,452 256,342 232,135	54,868 82,119 19,688	— —	36	97,483 116,714 40,225
Robert N. Sacks Executive Vice President, General Counsel	2003 2002 2001	259,183 241,738 198,793	47,350 78,081 74,329	— — —	36	9,125 15,797 55,301

(1)
In accordance with SEC rules, amounts totaling less than the lesser of $50,000 or 10% of salary and bonus have been omitted.

(2)
These amounts represent the number of shares subject to options granted under our 2001 Stock Option Plan for executives and other employees and directors of, and/or consultants to, us and our Affiliates as of December 31, 2003. No stock appreciation rights were granted under this plan. As a result of this offering, each of the options will vest. We will record $       million non-cash compensation expense relating to the vesting of these options.

(3)
The amounts shown in this column for 2003 reflect contributions by us under our 401(k) plan in the following amounts: Mr. Wilhelm ($4,000); Mr. Wolf ($4,000); Mr. Warshauer ($4,000); Mr. Baumann ($4,000); and Mr. Sacks ($4,000). In addition, the amount reflects premium payments made in 2003 of $12,387 on behalf of Mr. Wilhelm and $5,125 on behalf of Mr. Sacks, which are being used to fund supplemental retirement payments for each of them. The amount also includes premium payments made in 2003 for insurance policies on behalf of Mr. Wolf ($19,761) and Mr. Baumann ($40,225), which are intended to provide supplemental insurance benefits. Finally, the amount includes $52,943 in loan forgiveness for Mr. Baumann for housing differential for 2003.

Employment Contracts

        We have employment agreements with each of our named executive officers: James A. Wilhelm, Michael K. Wolf, Steven A. Warshauer, G. Marc Baumann and Robert N. Sacks. These agreements fix each of the officers' minimum base compensation and the current annual salary for each is as follows: Mr. Wilhelm—$530,000, Mr. Wolf—$374,926, Mr. Warshauer—$327,018, Mr. Baumann—$324,084, and Mr. Sacks—$266,279. Each of the named executive officers is entitled to an annual bonus based on corporate performance set annually. In addition, Mr. Wilhelm is entitled to reimbursement for country club initiation fees and monthly dues. The agreements also provide for reimbursement of travel and other expenses in connection with their employment.

        The employment agreements terminate on the following dates, subject to the expiration of the annual renewal notice period: Mr. Wilhelm—August 1, 2004, Mr. Wolf—March 26, 2006, Mr. Warshauer—March 26, 2006, Mr. Baumann—October 1, 2005, and Mr. Sacks—March 31, 2006. In general, Messrs. Wolf, Wilhelm, Warshauer, Baumann and Sacks are subject to standard confidentiality agreements. Each of the named executive officers is also subject to non-competition agreements and, with the exception of Mr. Sacks, non-solicitation agreements for a minimum of 12 months following termination of their respective employment agreements.

        If Mr. Wilhelm's employment is terminated for any reason, we are obligated to pay him or his estate, as applicable, an amount equal to his base salary earned through the date of termination plus accrued but unused vacation pay and other benefits earned through the date of termination. In addition, we are required to make the following payments to Mr. Wilhelm:

  •
  if his termination occurs for any reason other than cause, or he voluntarily terminates his employment without good reason as defined in his employment agreement, a payment equal to $265,000 payable in equal monthly installments for 18 months;

  •
  if we terminate him for cause, a payment equal to $50,000 payable in equal monthly installments for 18 months;

  •
  if we terminate him without cause and not because of performance reasons, or he voluntarily terminates his employment with good reason, as defined in his employment agreement, a payment equal to the product of three times the sum of his current annual salary, plus the amount of any annual bonus paid to him for the preceding year, minus $265,000, payable in equal monthly installments over a 36-month period commencing on the date of termination.

        Mr. Wilhelm is also party to a Deferred Compensation Agreement with us which provides him with an annual retirement benefit equal to $112,500 to begin upon his retirement at age 65 and continue for a period of 15 years thereafter or, if earlier, until his death. If Mr. Wilhelm's employment with us is terminated (other than as a result of his disability) prior to his attaining age 65, he shall not be entitled to any benefits under the Deferred Compensation Agreement. Pursuant to the terms of his employment agreement, if Mr. Wilhelm's employment is terminated (other than for cause or performance reasons) prior to his attaining age 55, he has the right to purchase certain annuity policies from us for the greater of (i) the cash value of the policies or (ii) the aggregate amount of premiums paid by us on such policies. If Mr. Wilhelm's employment is terminated after he attains age 55 (other than for cause or performance reasons), he may elect to have the policies assigned to him or he may elect to have us maintain the policies, provided that the cost of maintaining such policies shall be Mr. Wilhelm's obligation (subject to a contribution on our part for any year beyond age 55 and prior to age 65 during which Mr. Wilhelm continues to be employed by us). If Mr. Wilhelm's employment is terminated at any time as a result of his disability, he may elect to have one hundred percent (100%) of our ownership interest in the annuity policies assigned to him or require us to maintain the policies, with the cost of such maintenance to be borne by us. Notwithstanding the foregoing, if Mr. Wilhelm's employment is terminated as the result of his death prior to his attainment of age 65 or he dies prior to his acquiring ownership in the annuity policies, we shall pay his beneficiary the full death benefits payable under the policies as reduced by the greater of (i) the total premiums paid by us in connection with such policies or (ii) the present value of future benefits provided by such policies.

        Each of our employment agreements with Messrs. Wolf, Warshauer, Baumann and Sacks is terminable by us for cause. If their employment is terminated by reason of their death, we are obligated to pay their respective estates an amount equal to the base salary earned through the end of the calendar month in which death occurs, plus any earned and unpaid annual bonus, vacation pay and other benefits earned through the date of termination. If the employment of Messrs. Wilhelm, Wolf, Warshauer, Baumann or Sacks is terminated by reason of their disability, we are obligated to pay him or his legal representative an amount equal to his annual base salary for the duration of the employment period in effect on the date of termination, reduced by amounts received under any disability benefit program, plus any earned and unpaid annual bonus and other benefits earned through the date of termination. Upon termination of the employment of Messrs. Wolf, Warshauer, Baumann or Sacks by us without cause, we must pay them their annual base salary and annual bonuses through the end of their then-current employment period and provide the executive and/or his family with certain other benefits.

        If we terminate the employment of Messrs. Wolf, Warshauer, or Baumann for any reason other than for cause during the three-year period following a change in control, we are obligated to:

  •
  pay them severance in an amount equal to the greater of (i) one and one-half times the sum of the executive's current annual base salary plus the amount of any bonus paid to the executive in the preceding twelve months, or (ii) the annual base salary and annual bonus through the end of the then-current employment period; and

  •
  continue to provide the executive with certain other benefits for a certain period of time.

If any of these executives terminates his employment voluntarily following a change in control, he shall not be entitled to severance unless he has good reason. Mr. Sacks' employment agreement does not contain any change in control provision.

        Pursuant to the terms of Mr. Baumann's employment agreement, we have agreed to pay the premiums on certain insurance policies owned by Mr. Baumann which will provide an annual cash benefit to Mr. Baumann of at least $100,000 per year for a period of 15 years, beginning in the year in which Mr. Baumann attains age 65. If Mr. Baumann's employment is terminated (other than for cause or other than by Mr. Baumann without good reason), we will continue to pay the premiums on the insurance policies until the earlier of Mr. Baumann's death or his attainment of age 65.

        On November 6, 2001, Mr. Baumann received a housing differential loan of $200,000 bearing interest at the applicable federal mid-term rate under section 1274(d) of the Internal Revenue Code of 1986, as amended, with a term of four years. Commencing on May 1, 2002 and ending on May 1, 2005, one fourth of the principal balance and the accrued interest due thereon is forgiven by us and treated as additional compensation to Mr. Baumann in the year of such forgiveness. Mr. Baumann is responsible for the tax consequences of such forgiveness.

        Pursuant to the terms of Mr. Wolf's employment agreement, starting January 1, 2004 we have agreed to pay $62,000 in premiums annually on certain insurance policies owned by Mr. Wolf. Our obligations under the policies shall continue until the earlier of 2014 or Mr. Wolf's death; provided, however, that if we terminate Mr. Wolf's employment for cause or he terminates his employment without good reason, in either instance at any time prior to June 30, 2007, we shall have no further obligation to pay the premiums on such policies.

        Pursuant to the terms of Mr. Sacks' employment agreement, we have established a "Supplemental Pension Plan" that provides Mr. Sacks with a monthly retirement benefit of $4,167 for a period of

20 years upon his retirement at any time on or after he attains age 65. If Mr. Sacks dies after the commencement of the payments but prior to receiving all of the payments, the remainder of the payments shall be paid to his beneficiary. If Mr. Sacks dies while he is employed by us, the Supplemental Pension Plan provides that we will pay his beneficiary an aggregate amount of $416,890, payable in equal monthly installments over a period of 60 months. If Mr. Sacks' employment is terminated (other than as a result of his death) prior to his attainment of age 65, our obligation to pay the supplemental retirement benefit shall cease; provided, however, that we shall be obligated to transfer certain insurance policies to Mr. Sacks or to pay him all or a portion of the cash surrender value of such policies. The obligation to transfer the policies or any cash surrender value shall not apply if Mr. Sacks' employment is terminated for cause. In the event Mr. Sacks' employment is terminated as a result of his disability, we shall be obligated to continue the payment of the insurance premiums on the policies for a period of 12 months. At the end of such 12 month period, the policies will be transferred to Mr. Sacks.

        In addition, if Steven A. Warshauer's employment is terminated for any reason other than by us for cause, Mr. Warshauer and his dependents, subject to the dependent eligibility requirements of our health plans then in effect, shall be entitled to receive family medical and dental coverage under the then current plan for the remainder of his life, upon payment to us by him or his dependents of the full cost of the coverage.

        In compliance with Commission rules promulgated in 2003, we have implemented a policy prohibiting any additional loans to our employees, including executive officers.

Myron C. Warshauer Employment Agreement

        As of October 15, 2001, Myron C. Warshauer resigned as our chief executive officer. Our employment agreement with Mr. Warshauer, the terms to which Mr. Warshauer is still bound, provides that until his 75th birthday, he shall not, without written consent of our board of directors, engage in or become associated with any business or other endeavor that engages in construction, ownership, leasing, design and/or management of parking lots, parking garages, or other parking facilities or consulting with respect thereto, subject to certain limited exceptions.

        As required by this employment agreement, we paid Mr. Warshauer his annual base salary and vested benefits through his termination date. The employment agreement also provides that we are obligated to make the following ongoing payments:

  •
  welfare benefits to Mr. Warshauer and/or his family, at least as favorable as those that would have been provided to them under his employment agreement if Mr. Warshauer's employment had continued until the end of the employment period;

  •
  other benefits described in a letter agreement between Mr. Warshauer and John V. Holten in an amount estimated in 2003 to be approximately $165,000; and

  •
  $200,000 annually, adjusted for inflation.

        The present value of these obligations has been recorded as a liability on our balance sheet. We must pay this compensation and these benefits until the first to occur of his 75th birthday or his death. In addition, we must provide him with an executive office and secretarial services. In consideration for such benefits, Mr. Warshauer is obligated to provide reasonable consulting services through his 75th birthday.

        Mr. Warshauer's wife is entitled to receive medical and dental coverage following his death at a cost not to exceed $10,000 annually, as adjusted for inflation.

Long-Term Incentive Plan

        We expect that our board of directors will adopt an amendment to our current plan, the APCOA/Standard Parking, Inc. 2001 Stock Option Plan adopted in January of 2002, and rename it the Long-Term Incentive Plan. The Long-Term Incentive Plan will be designed to enhance long-term profitability and stockholder value by offering Class A common stock and Class A common stock-based and other performance incentives to those employees, directors and consultants who are key to our growth and success. We also view the Long-Term Incentive Plan as a vehicle to attract and retain experienced employees and to align our employees' economic incentives with those of our stockholders. Options to purchase shares of our Series D Preferred Stock previously granted under the 2001 Stock Option Plan will be converted into options to purchase our Class A common stock under the Long-Term Incentive Plan. These options will vest at the time of this offering. Our stockholders approved the APCOA/Standard Parking, Inc. 2001 Stock Option Plan at the time it was originally adopted.

        The Long-Term Incentive Plan will be administered by the compensation committee of our board, which has exclusive authority to grant awards under the Long-Term Incentive Plan and to make all interpretations and determinations affecting the Long-Term Incentive Plan. The compensation committee will have the discretion to determine the individuals to whom awards are granted, the amount of each award, any applicable vesting schedule and other terms of any award. In no event, however, will an individual be allowed to receive option grants under the Long-Term Incentive Plan for more than             shares of Class A common stock in any calendar year.

        Participation in the Long-Term Incentive Plan will be limited to our employees, consultants, advisors, independent contractors and directors. Options issued under the Long-Term Incentive Plan shall generally have a term of not more than 10 years subject to earlier termination if the optionee ceases to provide services to us. Awards under the Long-Term Incentive Plan may be in the form of stock options, including both incentive stock options that meet the requirements of Section 422 of the Internal Revenue Code and nonqualified stock options, stock awards, restricted stock grants, stock appreciation rights and performance awards. Any award issued under the Long-Term Incentive Plan that is forfeited, expired, cancelled or terminated prior to exercise will again become available for grant under the Long-Term Incentive Plan.

        The maximum number of shares of Class A common stock that may be issued and awarded under the Long-Term Incentive Plan will be             shares plus              shares which were part of the Stock Option Plan as originally adopted. The shares being made available for issuance under the Long-Term Incentive Plan may be treasury or authorized but unissued shares. In the event of any stock dividend, stock split, recapitalization, merger, other change in our capitalization, or similar corporate transaction or event affecting the Class A common stock, the compensation committee may make appropriate adjustments to the awards. We also may accelerate the timing of the exercise of any awards or cancel any award and provide instead for the payment to the participant in cash of the economic value of the award at the time of cancellation. Our board may amend or terminate the Long-Term Incentive Plan at any time. If our board amends the Plan, it does not need to ask for stockholder approval unless applicable law or exchange rules require it. The Long-Term Incentive Plan will terminate 10 years from the date it was adopted by our board.

        We expect that at the time of this offering, there will be options outstanding under the Long-Term Incentive Plan to purchase             shares of Class A common stock at a weighted average price of $             per share, of which            are currently exercisable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Exchange and Amendment Agreement

        In connection with our restructuring in January 2002 of our outstanding 9 1/4% notes due 2008, we entered into an Exchange and Amendment Agreement with Fiducia Ltd., whereby Fiducia agreed to exchange the $35 million of 9 1/4% notes that it owned for $35 million of our newly issued Series D preferred stock and to consent to the proposed amendments to the indenture governing the 9 1/4% notes. Certain beneficial owners of Fiducia are members of the immediate family of John V. Holten. All qualifying holders of 9 1/4% notes were given the opportunity pursuant to our exchange offer and consent solicitation to consent to the amendments to the indenture and receive preferred stock on the same terms as Fiducia.

        AP Holdings, Inc. has pledged $35.1 million face amount of our Series C preferred stock to secure obligations arising under its debt to Fiducia. If AP Holdings, Inc. defaults under its 11 1/4% notes, Fiducia would have the right to seize our Series C preferred stock. In addition, in event of a sale or initial public offering of us or AP Holdings, Inc., we would have the right to redeem our Series C preferred stock for cash or our common stock. The pledge of our Series C preferred stock was made in connection with the purchase by Fiducia of $35.1 million of AP Holdings, Inc.'s 11 1/4% senior discount notes.

        As a result of the transactions described in "Ownership Recapitalization" we do not expect any shares of the Series D preferred stock, any options to purchase shares of Series D preferred stock or any shares of Series C preferred stock to be outstanding at the time of the offering.

Stockholders' Agreement

        In September and October 2001, our minority stockholders notified us that they were exercising their right to require us to repurchase their common stock under our stockholders' agreement dated March 30, 1998. As of October 15, 2001, this common stock was valued at an aggregate purchase price of $8.2 million. Our obligation to repurchase these shares accretes at 11.75% per year until discharged and the amount of our obligation as of September 30, 2003, is $10.4 million. The terms of our debt obligations, including our existing credit facility, have prohibited payment for these shares. In addition, we entered into a Stock Option Agreement with Mr. Warshauer, dated as of March 30, 1998, granting him the option to purchase .316257808 shares of common stock. Consistent with our obligation under the stockholders' agreement, we anticipate repurchasing common stock held by our minority shareholders with proceeds from this offering and our proposed new credit facility. The stockholders' agreement will terminate upon payment of these obligations.

Preferred Stock

        The Series C preferred stock we issued to AP Holdings, Inc. in conjunction with the combination with the Standard Companies has a maturity date of March 2008 and has an initial liquidation preference equal to $40.7 million, which increases at 11 1/4% per year.

        In January 2002, we redeemed $1.5 million and $0.1 million of Series C preferred stock held by AP Holdings, Inc. in two separate transactions for $1.5 million and $0.1 million respectively, in cash. On June 17, 2002, and September 9, 2003, we redeemed an additional $0.9 million and $2.4 million, respectively, of our Series C preferred stock held by AP Holdings, Inc. for $0.9 million and $2.4 million in cash, respectively. The proceeds received by AP Holdings, Inc. were used by it to repurchase, directly or indirectly, its outstanding 11 1/4% senior discount notes.

        The Series D preferred stock we issued to Fiducia Ltd. in connection with our recapitalization on January 11, 2002 has a maturity date in June 2008 and has an initial liquidation preference equal to $35.0 million, which increases at 18% per year.

        We adopted a stock option plan under which we may issue up to 1,000 shares of our Series D preferred stock to certain executives, employees, directors, or consultants. We have issued 503.86 options to date.

        On March 11, 2002 we exchanged with AP Holdings, Inc. $8.8 million of Series C preferred stock for $5.0 million of newly issued Series D preferred stock.

        As a result of the transactions described in "Ownership Recapitalization" we do not expect any shares of the Series D preferred stock, any options to purchase Series D preferred stock, or any shares of Series C preferred stock to be outstanding at the time of the offering.

Management Contracts and Related Arrangements with Affiliates

        We have management contracts to operate two surface parking lots in Chicago. Myron C. Warshauer, Steven A. Warshauer, Stanley Warshauer, Michael K. Wolf and SP Associates own membership interests in a limited liability company that is a member of the limited liability companies that own those lots. We received a total of $132,500 in management fees for these lots in 2000, $37,500 in 2001, $38,300 in 2002 and $39,200 in 2003 under the applicable management contracts. We estimate that such management fees are no less favorable than would normally be obtained through arms-length negotiations.

        SP Associates is an affiliate of JMB Realty Corp., from which we lease office space for our corporate offices in Chicago. Payments pursuant to the lease agreement aggregated approximately $1.3 million during 2001, $1.2 million during 2002 and $1.3 million in 2003.

        In March 1998, we acquired a lease for $1.4 million from an entity which was 15% owned by certain members of the management group. This group included G. Walter Stuelpe, Jr., our former president, James V. LaRocco, former executive vice president, Michael J. Machi, senior vice president, John F. Becka, airport manager, Robert J. Hill, former senior vice president, Robert N. Sacks, executive vice president—general counsel and secretary, the estate of William J. Girgesh, former senior vice president, Michael J. Celebrezze, former chief financial officer and Dennis P. McAndrews, airport manager. The lease was for a term of eleven years and called for annual rent of $185,000 per year plus percentage rent if the property achieved certain earnings levels. The lease was terminated in September 2000, in connection with the sale of the property by the owner. The management group received $172,000 representing their pro-rata share of the sale proceeds.

        In connection with the acquisition of a 76% interest in Executive Parking Industries, LLC, through the acquisition of its parent company, S&S Parking, Inc., we entered into a management agreement dated May 1, 1998, with D&E Parking, Inc., in which two of our officers have an interest, to assure the continuation of services previously provided by Edward Simmons and Dale Stark, the principal shareholders of D&E. Mr. Simmons is now one of our executive vice presidents and Mr. Stark is now one of our senior vice presidents. The management agreement is for a period of nine years, terminating on April 30, 2007. In consideration of the services to be provided by D&E, we agreed to pay D&E an annual base fee, payable in equal monthly installments, in the first year equaling $500,000 and increasing to $719,000 in the ninth year of the agreement. Standard Parking provides property management services to Elmwood Villas, a residential apartment complex in Las Vegas and Paxton Plaza, a shopping center in Los Angeles. Both of these properties are controlled by entities affiliated with D&E. We expect to expand our property management services for entities controlled by D&E.

        On December 31, 2000, we entered into an agreement to sell, at fair market value, certain contract assets to D & E Parking, Inc. We recorded a gain of $1.0 million from this transaction in 2000. We continue to operate the parking facilities and receive management fees and reimbursement for support services in connection with the operation of the parking facilities. We received a total of $186,000 in

2001, $116,000 in 2002 and $63,000 for the first nine months of 2003. D&E Parking received $466,000 in 2001, $325,000 in 2002 and $265,500 for the first nine months of 2003.

        We entered into a management agreement dated as of September 19, 2000, with Circle Line Sightseeing Yachts, Inc. to manage and operate certain parking facilities located along the Hudson River and Piers located in New York City and under the control of Circle Line. Circle Line is approximately 83% owned by members of John V. Holten's immediate family. We received a total of $73,000 in 2001, $66,000 in 2002 and $131,400 in 2003. We estimate that such amounts are no less favorable than would normally be obtained through arms-length negotiations. Additionally, Circle Line has the right to require us to temporarily advance to Circle Line on or before each December 31st and April 1st the anticipated net profit in increments of $100,000 each. We made advances of $100,000 in 2000, $300,000 in 2001 and $200,000 in 2002, all of which has been repaid. We made an advance of $100,000 in 2003 which is still outstanding.

        We amended the management agreement with Circle Line on June 9, 2003 and loaned Circle Line an additional $300,000 at an interest rate of 9% per annum due on November 1, 2003, all of which has been repaid.

        We are in discussions with Circle Line to convert an existing management contract into a long-term lease. In connection with this conversion, we anticipate paying Circle Line up to $     million, including $     million of our Class A common stock. We expect to execute a definitive agreement with Circle Line on or prior to the closing of this offering, however, there can be no assurance that this transaction will be consummated on these terms or at all.

Shoreline Enterprises Consulting Agreement

        On October 16, 2001, we entered into a consulting agreement with Shoreline Enterprises, LLC, an affiliate of Myron C. Warshauer, pursuant to which Shoreline and Mr. Warshauer provide consulting services to us. Mr. Warshauer served as a director and as our chief executive officer from March 1998 to October 2001. Mr. Warshauer served as chief executive officer of Standard Parking, L.P. from 1973 and, prior to such time, had been associated with Standard Parking, L.P. since 1963. Mr. Warshauer is free to determine the extent and manner of his service. Under the consulting agreement, Mr. Warshauer's title is "Vice Chairman Emeritus."

        The consulting agreement obligates us to pay Shoreline $150,000 annually, plus expenses adjusted to reflect changes in the consumer price index. The consulting agreement will end on the earlier of Mr. Warshauer's 75th birthday, his death or the date that he informs us of his election to terminate the consulting agreement. Mr. Warshauer was 64 years old as of December 31, 2003.

Consulting Agreement with Sidney Warshauer

        In connection with the combination, we entered into a consulting agreement with Sidney Warshauer, the father of Myron C. Warshauer. Sidney Warshauer was 88 years old as of December 31, 2003.

        The consulting agreement requires Sidney Warshauer to render such services as we request, consistent with his past practices and experience, until his death in exchange for annual payments of $552,000 along with certain other benefits. The consulting agreement provides that Sidney Warshauer will not disclose our confidential information or compete with us during his lifetime. The consulting agreement is not terminable by us for any reason other than his death or breach of his obligations under the consulting agreement with respect to confidentiality and non-competition. The actuarial value, as of March 30, 1998, of the payments under the consulting agreement was approximately $5.0 million. At the time of the combination, this amount was recorded as a liability on our balance sheet.

Other Matters Relating to Holberg Industries, Inc.

        Prior to Holberg Industries, Inc.'s transfer of shares to Steamboat Holdings, Inc. in March 2001, we and Holberg Industries, Inc. periodically engaged in bilateral loans and advances. From time to time, we have entered into such bilateral loans and advances as permitted under the indentures and the senior credit facility. These loans and advances were interest bearing at a variable rate that approximated the prime interest rate. The accumulated interest was added to, or deducted from (as appropriate), the balance in the loan or advance account. As of December 31, 2001, the amount advanced to Holberg Industries, Inc. (including accrued interest) was $2.6 million in aggregate amount. For the year ended December 31, 2001, we recorded a $2.6 million bad debt provision related to the aforementioned amounts due to uncertainty regarding the ability of Holberg Industries, Inc. to repay such amounts. These amounts had previously been reclassified from a long-term asset to stockholders' deficit.

        During 1998 we placed $2.2 million on deposit with an affiliate of Holberg Industries, Inc. for insurance collateral purposes. In January of 1999, we completed the combination of all the insurance programs of all merged and acquired entities into one program. In connection therewith, we purchased coverage for our previously self-insured layer and a tail policy to eliminate exposure from retrospective adjustments. For the year ended December 31, 2001 we recorded a $2.2 million bad debt provision related to the aforementioned amounts, due to uncertainty regarding the ability of the affiliate to repay such amounts. These amounts had previously been reclassified from a long-term asset to stockholders' deficit.

Other Matters Relating to AP Holdings, Inc. and Steamboat Holdings, Inc.

        In connection with our recapitalization, on January 11, 2002, we paid a $3.0 million transaction advisory fee to AP Holdings, Inc. and redeemed $1.5 million of Series C preferred stock held by AP Holdings, Inc. for $1.5 million in cash. On January 17, 2002, we redeemed an additional $0.1 million of Series C preferred stock held by AP Holdings, Inc. for $0.1 million in cash.

        On March 11, 2002, we exchanged with AP Holdings, Inc. $8.8 million of Series C preferred stock for $5.0 million of newly issued Series D preferred stock.

        In connection with a restructuring of the debt of Steamboat Holdings, Inc., which beneficially owns 100% of AP Holdings, Inc.'s (our then parent company) stock, on June 17, 2002, we amended our senior credit facility to permit us to redeem an additional $0.9 million of our Series C preferred stock held by AP Holdings, Inc. for $0.9 million in cash. AP Holdings, Inc. repurchased approximately $6.4 million aggregate principal amount of its 11 1/4% senior discount notes (which it retired) through an entity controlled by our chairman, John V. Holten. This entity is also the holder of some of our Series C preferred stock. Further, AP Holdings, Inc. pledged certain of our Series C and Series D preferred stock to lenders to secure its borrowings. A default under AP Holdings, Inc.'s debt would give its lenders the right to seize our Series C and Series D preferred stock. In addition, in the event of a sale or initial public offering of us or AP Holdings, Inc., we would have the right to redeem our Series C and Series D preferred stock for cash or our common stock.

        Since January 1, 2002, we have also paid a management fee of $3.0 million related to the year ended 2002 and $2.3 million for the nine months ended September 30, 2003 to AP Holdings, Inc. and otherwise reimbursed AP Holdings, Inc. for certain expenses incurred by them on our behalf. Some of these fees and other amounts paid to AP Holdings, Inc. are subject to the limits and restrictions imposed by the indenture governing the 9 1/4% notes and the senior credit facility. Concurrent with this offering, we will cease paying a management fee to AP Holdings, Inc.

        We have also, from time to time prior to December 31, 2001, entered into bilateral loans and advances with AP Holdings, Inc. as permitted under the indenture governing the 14% notes, the indenture governing the outstanding 9 1/4% notes and, subject to certain conditions, the senior credit facility. These loans and advances bear interest at a variable rate that approximates the prime interest rate. The accumulated interest is added to, or deducted from (as appropriate), the balance in the loan or advance account. As of December 31, 2001, the amount advanced to AP Holdings, Inc. (including accrued interest) was $8.1 million in aggregate amount. For the year ended December 31, 2001, we recorded an $8.1 million bad debt provision related to the aforementioned amounts due to uncertainty regarding the ability of AP Holdings, Inc. to repay such amounts without potentially receiving distributions from us. This amount had previously been reclassified from a long-term asset to stockholders' deficit.

        For the years ended December 31, 2003 and 2002 there were no bilateral loans or advances to AP Holdings, Inc. or Steamboat Holdings, Inc.

Future Related-Party Transactions

        Following this offering, in accordance with the rules of The NASDAQ National Market, our charter documents will prevent us from entering into certain related-party transactions, unless approved by our audit committee, which will be composed of independent directors.

PRINCIPAL STOCKHOLDERS

        The following table sets forth certain information regarding the beneficial ownership of our common stock as of December 31, 2003 and as adjusted to reflect the sale of shares offered hereby by:

  •
  each person known to us to own beneficially more than 5% of our common stock;

  •
  each of our directors;

  •
  each of our named executive officers; and

  •
  all of our executive officers and directors as a group.

        Prior to this offering, we intend to authorize two classes of common stock and reclassify our pre-existing common stock as the Class B common stock, at the rate of      shares of Class B common stock for each share of existing common stock. We will sell the Class A common stock in this offering. No other director or named executive officer of ours has any beneficial ownership interest in us, except as set forth in this chart. All information with respect to beneficial ownership has been furnished to us by the respective stockholders. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. All figures include shares of common stock issuable upon the exercise of options or warrants exercisable, or the conversion of convertible preferred stock convertible, within 60 days of December 31, 2003 and, which are deemed to be outstanding and to be beneficially owned by the person holding those options, for the purpose of computing the percentage ownership of that person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes, each beneficial owner has the sole power to vote and to dispose of all shares held by such holder.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned Prior to the Offering			Shares Beneficially Owned After the Offering				Voting Power After the Offering
				Class A		Class B
	Total		Percent	Number	Percent	Number	Percent	Percent
AP Holdings, Inc.*	26.3		84.0	—	—	—	—	—
Steamboat Holdings, Inc.**		(1)
John V. Holten**		(1)
[Steamboat Industries, Inc.]		(2)	—	—	—		100.0	—
Carol R. Warshauer GST Exempt Trust*	1.25	(3)	4.0	—	—	—	—	—
Waverly Partners, L.P.*	1.25	(4)	4.0	—	—	—	—	—
Myron C. Warshauer*		(3)(4)		—	—	—	—	—
SP Associates***	2.5	(5)	8.0	—	—	—	—	—
Directors and Executive Officers as a group ( persons)		(1)

*
The address of AP Holdings, Inc., Carol R. Warshauer GST Exempt Trust, Waverly Partners, L.P. and the business address of Mr. Warshauer is 900 N. Michigan Avenue, Suite 1600, Chicago, Illinois 60611-1542.

**
The address of Steamboat Holdings, Inc. and the business address of Mr. Holten is 545 Steamboat Road, Greenwich, Connecticut 06830.

***
The address of SP Associates is 900 N. Michigan Avenue, Suite 1900, Chicago, Illinois 60611-1542.

(1)
Mr. Holten may be deemed to be the beneficial owner of all of the outstanding common stock of Steamboat Holdings, Inc., which owns 100% of the outstanding common stock of AP Holdings, Inc. and [Steamboat Industries, Inc.]. Mr. Holten disclaims beneficial ownership of these shares.

(2)
In connection with this offering, AP Holdings, Inc. will transfer all of its ownership interest in us to a newly formed company, [Steamboat Industries, Inc.]. [Steamboat Industries, Inc.] and AP Holdings, Inc. are both directly or indirectly 100% owned subsidiaries of the JVH Descendant's 2001 Trust. As a result of the repurchase of the minority stockholder interests of Carol R. Warshauer GST Exempt Trust, Waverly Partners, L.P. and SP Associates and the retirement by us of the Series C and Series D preferred shares, [Steamboat Industries, Inc.] will own 100% of our equity interests, before giving effect to the offering.

(3)
Myron C. Warshauer is trustee of the Carol R. Warshauer GST Exempt Trust. Mr. Warshauer disclaims beneficial ownership of the assets of the Carol R. Warshauer GST Exempt Trust, including the shares of common stock held by it, to the extent those interests are held for the benefit of such trusts. Under a notice dated October 18, 2001, the GST Trust exercised its put option under our stockholders agreement. As a result, we are required to repurchase their 1.25 shares of common stock for an aggregate amount of $2.06 million. This amount accretes at 11.75% per year. Such payment is currently prohibited by the terms of our senior credit facility and restricted under other debt instruments, but we intend to make such required payment in connection with this offering. Mr. Warshauer also holds an option to purchase .316257808 shares of common stock.

(4)
Waverly Partners, L.P. is a limited partnership in which Myron C. Warshauer is general partner. Mr. Warshauer disclaims beneficial ownership of the assets of Waverly Partners, L.P., including the shares of common stock held by it. Under a notice dated October 18, 2001, Waverly Partners, L.P. exercised its put option under our stockholders agreement. We are required to repurchase their 1.25 shares of common stock for an aggregate amount of $2.06 million. This amount accretes at 11.75% per year. Such payment is currently prohibited by the terms of our senior credit facility and restricted under other debt instruments, but we intend to make such required payment in connection with this offering.

(5)
SP Associates is a general partnership controlled by affiliates of JMB Realty Corp. SP Associates sent us a notice dated September 28, 2001 exercising its right under our stockholders agreement governing the rights of holders of our common stock to require us to repurchase 2.5 shares of their common stock for an aggregate amount of $4.1 million. This amount accretes at 11.75% per year. Such payment is currently prohibited by the terms of our senior credit facility and restricted under other debt instruments, but we intend to make such required payment in connection with this offering.

DESCRIPTION OF CAPITAL STOCK

General

        At the time of the offering, our authorized capital stock will consist of:

  •
  shares of Class A common stock, par value $.001 per share;

  •
  shares of Class B common stock, par value $.001 per share; and

  •
  shares of preferred stock, par value $.001 per share.

        Of the authorized shares of Class A common stock,     shares are being offered hereby, or             shares if the underwriters exercise their over-allotment option in full. Of the authorized shares of Class B common stock, on the closing date             shares will be outstanding and held by [Steamboat Industries, Inc.] The material terms and provisions of our certificate of incorporation affecting the relative rights of the Class A common stock and the Class B common stock are described below. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to the forms of our certificate of incorporation and by-laws filed with the registration statement of which this prospectus forms a part, and to the Delaware General Corporation Law.

Voting Rights

        The holders of Class A common stock and Class B common stock generally have identical rights except that holders of Class A common stock are entitled to one vote per share while holders of Class B common stock are entitled to ten votes per share on all matters to be voted on by stockholders. Holders of shares of Class A common stock and Class B common stock are not entitled to cumulate their votes in the election of directors. Holders of Class A common stock have the right to elect two directors, each of which must qualify as an independent director under the applicable NASDAQ rules, and holders of Class B common stock have the right to elect five directors, including one independent director under the applicable NASDAQ rules. However, upon the effectiveness of the registration statement, the Class A director positions will be filled by the Class A nominating committee, which will be controlled by the holders of the Class B common stock, because a majority of the members of the Class A nominating committee will be comprised of Class B directors. The Class B common stock shall have the exclusive right to vote for the election of the Class B directors. The Class A common stock shall have the exclusive right to vote for the election of the Class A directors.

        Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all shares of Class A common stock and Class B common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any preferred stock. Except as otherwise provided by law and subject to any voting rights granted to holders of any outstanding preferred stock, amendments to our certificate of incorporation generally must be approved by at least a majority of the combined voting power of all Class A common stock and Class B common stock voting together as a single class. In addition, amendments to our certificate of incorporation that would alter or change the powers, preferences or special rights of the Class A common stock or the Class B common stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class.

Dividends

        Holders of Class A common stock and Class B common stock will share in an equal amount per share in any dividend declared by the board of directors, subject to any preferential rights of any outstanding preferred stock. Dividends consisting of shares of Class A common stock and Class B common stock may be paid only as follows: (1) shares of Class A common stock may be paid only to holders of Class A common stock and shares of Class B common stock may be paid only to holders of Class B common stock; and (2) shares shall be paid proportionally with respect to each outstanding share of Class A common stock and Class B common stock.

Sale Consideration

        The classes will be treated equally with respect to any consideration given in a sale, merger or similar business combination.

Conversion of Class B Common Stock

        Each share of Class B common stock is convertible while held by [Steamboat Industries, Inc.] or any of its affiliated parties, excluding us, at the option of the holder into one share of Class A common stock.

        Any shares of Class B common stock transferred to a person other than [Steamboat Industries, Inc.] or any of its affiliates, excluding us, will automatically be converted into shares of Class A common stock, unless such transfer is: (1) approved by a majority of the disinterested directors; (2) made to an affiliate of the transferor; (3) made to another holder of Class B common stock or (4) made in a bona fide pledge to an institutional investor or securities firm of national repute; provided that the Class B common stock will be converted to Class A common stock after the pledgee is able to direct the vote or the disposition of such pledged Class B common stock.

        All shares of Class B common stock will automatically be converted into Class A common stock if the number of outstanding shares of Class B common stock owned by [Steamboat Industries, Inc.], together with its affiliates, excluding us, falls below 15% of the aggregate number of outstanding shares of our common stock.

        This automatic conversion of Class B common stock into Class A common stock will prevent [Steamboat Industries, Inc.] from decreasing its economic interest in us to less than 15% while still retaining control of more than 60% of the voting power for our capitalized stock. All conversions will be effected on a share-for-share basis.

Other Voting Rights

        In addition to any requirements of law and any other provisions of the certificate of incorporation and by-laws, at all times, we shall not, without the approval of holders of at least a majority of the combined voting power of the common stock, perform any of the following: (1) enter into any transaction or series of related transactions involving any merger, acquisition, consolidation, reorganization, issuance of securities or similar transaction(s) as a result of which any powers, preferences or special rights of the holders of Class B common stock would be adversely affected (excluding transactions in which the adverse effect is only the conversion of the Class B stock to cash, securities of an acquiror or a combination thereof); or (2) redeem or repurchase any outstanding class or series of common stock or preferred stock from any holder of either Class B common stock or Class A common stock unless (a) all shares of such class or series of common stock or preferred stock may participate ratably in any such redemption or repurchase, (b) such shares are mandatorily redeemable pursuant to their terms and are redeemed in accordance with such mandatory redemption terms, or (c) such shares are repurchased pursuant to Rule 10b-18 under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder; or (3) reclassify any class or series of common stock or preferred stock into any series of Class B common stock.

Liquidation Rights

        On our liquidation, dissolution or winding up, after payment in full of the amounts required to be paid to holders of preferred stock, if any, all holders of common stock, regardless of class, are entitled to share ratably in any assets available for distribution to holders of shares of common stock. No shares of either class of common stock are subject to redemption or have preemptive rights to purchase additional shares of common stock. Upon consummation of the offering, all the outstanding shares of Class A common stock and Class B common stock will be legally issued, fully paid and nonassessable.

Preferred Stock

        Under our certificate of incorporation, our board of directors has the authority, without further action by the stockholders, to designate up to      shares of preferred stock in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon the preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, amendment terms, liquidation preference and sinking fund terms, any or all of which may be greater than the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that common stockholders will receive dividend payments and payments upon liquidation. The issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock also could have the effect of delaying, deterring or preventing a change in control of our company. We have no present plans to issue any additional shares of preferred stock.

Anti-Takeover Provisions

Certificate of Incorporation and By-laws Provisions

        Our certificate of incorporation and by-laws may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

        Effect of Delaware Anti-Takeover Statute.    In general, Section 203 prohibits a Delaware corporation from engaging in any business combination with any interested stockholder (an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and its affiliates) for a period of three years following the date that a stockholder becomes an interested stockholder unless, among others, the transaction is approved by the corporation's board of directors and in certain cases, by its stockholders. A Delaware corporation must expressly opt out of Section 203 in its charter documents if it does not want to be subject to this statute. Our certificate of incorporation contains a provision expressly stating that we are not subject to Section 203 of the Delaware General Corporation Law. However, we will automatically become subject to Section 203 of the Delaware General Corporation Law when the number of outstanding shares of Class B common stock owned by [Steamboat Industries, Inc.], together with its affiliates, excluding us, falls below 15% of the aggregate number of outstanding shares of our common stock.

        Classified Board of Directors.    Our Class A directors are divided into two classes of directors serving staggered two-year terms. As a result, only one-half of our Class A directors are to be elected each year. These provisions, when coupled with the provision of our certificate of incorporation requiring the affirmative vote of 2/3 of the directors still in office for any increase or decrease in the size of the board of directors and authorizing our Class A nominating committee to fill vacant directorships may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by such removal with its own nominees. The terms of our directors will automatically increase to three-year terms when the number of outstanding shares of

Class B common stock owned by [Steamboat Industries, Inc.], together with its affiliates, excluding us, falls below 15% of the aggregate number of outstanding shares of our common stock.

        Removal of Class A Directors for Cause.    Our certificate of incorporation and by-laws provide that Class A directors may only be removed for cause by a majority of the voting power of the then outstanding common stock, voting together as a single class. This provision may deter a stockholder from circumventing the decisions of a classified board of directors by removing directors with whom the stockholder disagrees. The Class B directors, however, may be removed by the holders of a majority of the outstanding Class B common stock, with or without cause.

        Special Meeting of Stockholders.    Our certificate of incorporation and by-laws provide that special meetings of our stockholders may be called only by (i) the chairperson of the Board of Directors, (ii) the Board of Directors acting pursuant to a resolution adopted by a majority of the members of the board or (iii) the holders of a majority of the voting power of the issued and outstanding common stock.

        Special Meeting of the Board.    Special meetings of the Board may only be called by (i) the chairperson of the Board, (ii) two Class A directors or (iii) two Class B directors.

        Number of Directors Fixed by Board.    As long as the outstanding shares of Class B common stock owned by [Steamboat Industries, Inc.], together with its affiliates, excluding us, exceeds 15% of the aggregate number of outstanding shares of our common stock, the size of the Board of Directors may be increased or decreased only by the affirmative vote of a majority of the directors and two-thirds of the Class B directors still in office, and thereafter, by the affirmative vote of two-thirds of the directors then in office.

        Written Consent.    Our certificate of incorporation and by-laws provide the common stockholders are permitted to effect any action required to be taken by written consent; provided, upon and after the time all holders of Class B common stock, together with their affiliates, cease to own 15% of the outstanding common stock and all of the Class B common stock will be converted to Class A common stock, stockholders may not effect any action by written consent. Prior to this time, stockholders may effect action by written consent. This provision would prevent stockholders from initiating or effecting an action by written consent, and thereby taking actions opposed by the board.

        Authorized But Unissued Shares.    The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

        Advance Notice Requirements for Nominations of Class A Directors.    Our by-laws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for an election of Class A directors at an annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder's notice must be delivered to our secretary at our principal place of business no later than the close of business on the    day nor earlier than the close of business on the    day prior to the anniversary date of the preceding year's annual meeting of stockholders. In the event we call a special meeting of stockholders for the purpose of electing one or more Class A directors to the board, a stockholder seeking to nominate candidates for an election of Class A directors at such special meeting, must provide timely notice in writing. To be timely, a stockholder's notice must be delivered to our secretary at our principal place of business no later than the close of business on the     day nor earlier than the close of business on the    day prior to the special meeting or the    day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the board to be elected at such meeting. In addition, our by-laws also specify requirements as to form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for Class A common stock at an annual or special meeting of stockholders.

        The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Following this offering, [Steamboat Industries, Inc.], as the owner of approximately 51% of our outstanding common stock and approximately 91% of the voting power, will, on its own, be able to cause us to amend our certificate of incorporation and by-laws.

NASDAQ Stock Market Quotation

        We intend to apply to have our Class A common stock quoted on The NASDAQ National Market under the symbol "STAN."

Transfer Agent and Registrar

        The transfer agent and registrar for our Class A common stock is                        .

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

        The following is a description of the material United States federal income tax consequences that may be relevant to Non-U.S. Holders, as defined below, with respect to the acquisition, ownership and disposition of our Class A common stock. This description addresses only the United States federal income tax considerations of holders that are initial purchasers of our Class A common stock pursuant to the offering and that will hold our Class A common stock as capital assets. This description does not address tax considerations applicable to holders that are U.S. persons or that may be subject to special tax rules, including:

  •
  financial institutions or insurance companies;

  •
  real estate investment trusts, regulated investment companies or grantor trusts;

  •
  dealers or traders in securities or currencies;

  •
  tax-exempt entities;

  •
  persons that received our stock as compensation for the performance of services;

  •
  persons that will hold our stock as part of a "hedging" or "conversion" transaction or as a position in a "straddle" for United States federal income tax purposes;

  •
  persons that have a "functional currency" other than the United States dollar; or

  •
  holders that own or are deemed to own 10% or more, by voting power or value, of our stock.

        Moreover, except as set forth below, this description does not address the United States federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of our common stock.

        This description is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

        For purposes of this description, a "Non-U.S. Holder" is a beneficial owner of our common stock that, for United States federal income tax purposes, is not:

  •
  a citizen or resident of the United States;

  •
  a partnership or corporation created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

  •
  an estate the income of which is subject to United States federal income taxation regardless of its source; or

  •
  a trust if such trust validly elects to be treated as a United States person for United States federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

        If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds our common stock, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner should consult its tax advisor as to its tax consequences.

        You should consult your own tax advisor with respect to the United States federal, state, local and foreign tax consequences of acquiring, owning and disposing of our common stock.

Distributions

        Generally, but subject to the discussions below under "Status as United States Real Property Holding Corporation" and "Backup Withholding Tax and Information Reporting Requirements," if you are a Non-U.S. Holder, distributions of cash or property (other than our common stock distributed pro rata to all our common stockholders) paid to you will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable United States income tax treaty. In order to obtain the benefit of any applicable United States income tax treaty, you will have to file certain forms (e.g., Form W-8BEN). Such forms generally would contain your name and address and a certification that you are eligible for the benefits of such treaty.

        Except as may be otherwise provided in an applicable United States income tax treaty, if you are a Non-U.S. Holder and conduct a trade or business within the United States, you generally will be taxed at ordinary United States federal income tax rates (on a net income basis) on dividends that are effectively connected with the conduct of such trade or business and such dividends will not be subject to the withholding described above. If you are a foreign corporation, you may also be subject to a 30% "branch profits tax" unless you qualify for a lower rate under an applicable United States income tax treaty. To claim an exemption from withholding because the income is effectively connected with a United States trade or business, you must provide a properly executed Form W-8ECI (or such successor form as the Internal Revenue Service designates) prior to the payment of dividends.

Sale or Exchange of Our Class A Common Stock

        Generally, but subject to the discussions below under "Status as United States Real Property Holding Corporation" and "Backup Withholding Tax and Information Reporting Requirements," if you are a Non-U.S. Holder, you will not be subject to United States federal income or withholding tax on any gain realized on the sale or exchange of our Class A common stock unless (1) such gain is effectively connected with your conduct of a trade or business in the United States or (2) if you are an individual, you are present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Status as United States Real Property Holding Corporation

        If you are a Non-U.S. Holder, under certain circumstances, gain recognized on the sale or exchange of, and certain distributions in excess of basis with respect to, our Class A common stock would be subject to United States federal income tax, notwithstanding your lack of other connections with the United States, if we are or have been a "United States real property holding corporation" for United States federal income tax purposes at any time during the five-year period ending on the date of such sale or exchange (or distribution). We believe that we will not be classified as a United States real property holding corporation as of the date of this offering and do not expect to become a United States real property holding corporation.

Federal Estate Tax

        Our Class A common stock held by an individual at death, regardless of whether such individual is a citizen, resident or domiciliary of the United States, will be included in the individual's gross estate for United States federal estate tax purposes, subject to an applicable estate tax or other treaty, and therefore may be subject to United States federal estate tax.

Backup Withholding Tax and Information Reporting Requirements

        United States backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of stock. The backup withholding tax rate is 28% for years 2004 through 2010.

        If you are not a United States person, under current Treasury regulations, backup withholding will not apply to distributions on our common stock to you, provided that we have received valid certifications meeting the requirements of the Code and neither we nor the payor has actual knowledge or reason to know that you are a United States person for purposes of such backup withholding tax requirements.

        If provided by a beneficial owner, the certification must give the name and address of such owner, state that such owner is not a United States person, or, in the case of an individual, that such person is neither a citizen or resident of the United States, and must be signed by the owner under penalties of perjury. If provided by a financial institution, other than a financial institution that is a qualified intermediary, the certification must state that the financial institution has received from the beneficial owner the certificate set forth in the preceding sentence, set forth the information contained in such certificate (and include a copy of such certificate), and be signed by an authorized representative of the financial institution under penalties of perjury. Generally, the furnishing of the names of the beneficial owners of our common stock that are not United States persons and a copy of such beneficial owner's certificate by a financial institution will not be required where the financial institution is a qualified intermediary.

        In the case of such payments made within the United States to a foreign simple trust, a foreign grantor trust or a foreign partnership, other than payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that qualifies as a "withholding foreign trust" or a "withholding foreign partnership" within the meaning of such United States Treasury Regulations and payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that are effectively connected with the conduct of a trade or business in the United States, the beneficiaries of the foreign simple trust, the persons treated as the owners of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above, and the trust or partnership, as the case may be, will need to provide an appropriate intermediary certification form, in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payor may rely on a certification provided by a payee that is not a United States person only if such payor does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect.

        The above description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our Class A common stock. You should consult your own tax advisor concerning the tax consequences of your particular situation.

SHARES ELIGIBLE FOR FUTURE SALE

        Upon completion of this offering,            shares of our Class A common stock will be outstanding, or            shares if the underwriters exercise their over-allotment option in full. All of these shares, constituting the shares sold in this offering, will be freely tradable without restriction or further registration under the Securities Act, unless held by an affiliate of our company as that term is defined in Rule 144 under the Securities Act.

        The shares of our Class B common stock that will be held by [Steamboat Industries, Inc.] after the offering, and any shares issuable upon conversion of such Class B Common Stock, will constitute restricted securities within the meaning of Rule 144.

        In general, under Rule 144 as currently in effect, if a minimum of one year has elapsed since the later of the date of acquisition of the restricted securities from the issuer or from an affiliate of the issuer, a person or persons whose shares of common stock are aggregated, including persons who may be deemed our affiliates, would be entitled to sell within any three-month period a number of shares of common stock that does not exceed the greater of:

  •
  one percent of the then-outstanding shares of common stock; and

  •
  the average weekly trading volume during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

        Sales under Rule 144 are also subject to restrictions as to the manner of sale, notice requirements and the availability of current public information about us.

        In connection with this offering, our officers, directors and other members of senior management and [Steamboat Industries, Inc.] have agreed that, subject to various exceptions, for a period of 180 days after the date of this prospectus, they will not, without the prior written consent of William Blair & Company, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for common stock. Upon expiration of the lock-up period,            shares of our Class A common stock that are issuable upon exercise of options granted pursuant to our Long-Term Incentive Plan will be available for sale. William Blair & Company in its sole discretion may release any or all of the securities subject to these lock-up agreements at any time without public notice. An additional            shares of our Class A common stock will be issuable upon exercise of stock options which vest and become exercisable over the next three years and an additional            shares of Class A common stock are available for issuance under our Long-Term Incentive Plan.

        Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register the shares of Class A common stock reserved or to be available for issuance under our Long-Term Incentive Plan. Shares of Class A common stock issued under the Long-Term Incentive Plan generally will be available for sale in the open market by holders who are not our affiliates and, subject to the volume and other applicable limitations of Rule 144, by holders who are our affiliates, unless those shares are subject to vesting restrictions or the contractual restrictions described above.

        Prior to this offering, there has been no public market for our Class A common stock. No information is currently available and we cannot predict the timing or amount of future sales of shares, or the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Class A common stock prevailing from time to time. Sales of substantial amounts of Class A common stock, including shares issuable upon the exercise of stock options or upon conversion of shares of Class B common stock, in the public market after the lapse of the restrictions described above, or the perception that these sales may occur, could materially adversely affect the prevailing market prices for the Class A common stock and our ability to raise equity capital in the future.

UNDERWRITING

        The underwriters named below, for which William Blair & Company, L.L.C. is acting as representative, have severally agreed, subject to the terms and conditions set forth in the underwriting agreement by and among the underwriters and us, to purchase from us, the respective number of shares of Class A common stock set forth opposite each underwriter's name in the table below.

Underwriter	Number of Shares
William Blair & Company, L.L.C.

Total

        This offering will be underwritten on a firm commitment basis. In the underwriting agreement, the underwriters have agreed, subject to the terms and conditions set forth therein, to purchase the shares of Class A common stock being sold pursuant this prospectus at a price per share equal to the public offering price less the underwriting discount specified on the cover page of this prospectus. According to the terms of the underwriting agreement, the underwriters either will purchase all of the shares or none of them. In the event of default by any underwriter, in certain circumstances, the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. In the underwriting agreement, we have made certain representations and warranties to the underwriters and have agreed to indemnify them and their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect thereof.

        The representatives of the underwriters have advised us that the underwriters propose to offer the Class A common stock to the public initially at the public offering price set forth on the cover page of this prospectus and to selected dealers at such price less a concession of not more than $            per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $            per share to certain other dealers. The underwriters will offer the shares subject to prior sale and subject to receipt and acceptance of the shares by the underwriters. The underwriters may reject any order to purchase shares in whole or in part. The underwriters expect that we will deliver the shares to the underwriters through the facilities of The Depository Trust Company in New York, New York on or about                        , 2004. At that time, the underwriters will pay us for the shares in immediately available funds. After commencement of the public offering, the representatives may change the public offering price and other selling terms.

        We have granted the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to an aggregate of                        additional shares of Class A common stock at the same price per share to be paid by the underwriters for the other shares offered hereby solely for the purpose of covering over-allotments. If the underwriters purchase any such additional shares pursuant to this option, each of the underwriters will be committed to purchase such additional shares in approximately the same proportion as set forth in the table above. The underwriters may exercise the option only for the purpose of covering excess sales, if any, made in connection with the distribution of the shares of Class A common stock offered hereby. The underwriters will offer any additional shares that they purchase on the terms described in the preceding paragraph.

        The underwriters have reserved for sale, at the initial public offering price, up to            shares of Class A common stock in this offering for our employees, relatives of our executive officers, business associates and other possible third parties. Those receiving these reserved shares will not be subject to lock-up agreements by virtue of their having purchased such shares (though an employee could otherwise be subject to a lock-up agreement as an executive officer). Purchases of the reserved shares would reduce the number of shares available for sale to the general public. The underwriters will offer any reserved shares which are not so purchased to the general public on the same terms as the other shares being sold in this offering.

        The following table summarizes the compensation to be paid by us to the underwriters. This information assumes either no exercise or full exercise by the underwriters of their over-allotment option:

	Per share	Without Over- Allotment	With Over- Allotment
Public offering price	$	$	$
Underwriting discount paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

        We estimate that our total expenses for this offering, excluding the underwriting discount, will be approximately $            .

        We, each of our directors and executive officers and [Steamboat Industries, Inc.], who in the aggregate have the right of disposition for             shares of Class A or Class B common stock, have agreed, subject to limited exceptions, for a period of 180 days after the date of this prospectus, not to, without the prior written consent of William Blair & Company, L.L.C.:

  •
  directly or indirectly, offer, sell (including "short" selling), assign, transfer, encumber, pledge, contract to sell, grant an option to purchase, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Exchange Act, or otherwise dispose of any shares of Class A common stock or securities convertible or exchangeable into, or exercisable for, Class A common stock held of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act); and

  •
  enter any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Class A common stock.

        This agreement does not extend to bona fide gifts to immediate family members of such persons who agree to be bound by such restrictions, or to limited partners or stockholders, who agree to be bound by such restrictions. In determining whether to consent to a transaction prohibited by these restrictions, the underwriters will take into account various factors, including the number of shares requested to be sold, the anticipated manner and timing of sale, the potential impact of the sale on the market for the Class A common stock, and market conditions generally. We may grant options and issue Class A common stock under existing stock option plans and issue unregistered shares in connection with any outstanding convertible securities or options during the lock-up period. For additional information, please see "Shares Eligible for Future Sale."

        The representatives have informed us that the underwriters will not confirm, without client authorization, sales to their client accounts as to which they have discretionary authority. The representatives have also informed us that the underwriters intend to deliver all copies of this prospectus via hand delivery or through mail or courier services and only printed forms of the prospectus are intended to be used.

        In connection with this offering, the underwriters and other persons participating in this offering may engage in transactions which affect the market price of the Class A common stock. These may include stabilizing and over-allotment transactions and purchases to cover syndicate short positions. Stabilizing transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Class A common stock. An over-allotment involves selling more shares in this offering than are specified on the cover page of this prospectus, which results in a syndicate short position. The underwriters may cover this short position by purchasing shares in the open market or by exercising all or part of their over-allotment option. In addition, the representatives may impose a penalty bid. This allows the representative to reclaim the selling concession allowed to an underwriter or selling group member if Class A common stock sold by such underwriter or selling group member in this offering is repurchased by the representative in stabilizing or syndicate short covering transactions. These transactions, which may be effected on The NASDAQ National Market or otherwise, may stabilize, maintain or otherwise affect the market price of the Class A common stock and could cause the price to be higher than it would be without these transactions. The underwriters and other participants in this offering are not required to engage in any of these activities and may discontinue any of these activities at any time without notice. We and the underwriters make no representation or prediction as to whether the underwriters will engage in such transactions or choose to discontinue any transactions engaged in or as to the direction or magnitude of any effect that these transactions may have on the price of the Class A common stock.

        Prior to this offering, there has been no public market for our Class A common stock. Consequently, we and representatives of the underwriters have negotiated to determine the initial public offering price. We and they considered current market conditions, our operating results in recent periods, the market capitalization of other companies in our industry and estimates of our potential.

        We intend to apply to have our common stock quoted on The NASDAQ National Market under the symbol "STAN."

        In the ordinary course of business, some of the underwriters and their affiliates have provided, and may in the future provide, investment banking, commercial banking and other services to us for which they have received, and may in the future receive, customary fees or other compensation.

LEGAL MATTERS

        The validity of the common stock offered hereby has been passed upon by White & Case LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP.

EXPERTS

        Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission under the Securities Act, a registration statement on Form S-1 (SEC file number:             ) relating to the Class A common stock we are offering. This prospectus does not contain all information included in the registration statement and its exhibits and schedules thereto. For further information with respect to us and the shares we are offering pursuant to this prospectus, you should refer to the registration statement and its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and you should refer to the copy of that contract or other documents filed as an exhibit to the registration statement.

        We also file annual, quarterly and special reports, and other information with the Securities and Exchange Commission. You may read and copy any of these documents at the Securities and Exchange Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the Securities and Exchange Commission's website at http://www.sec.gov.

        You may request a copy of these filings, at no cost, by writing or telephoning us at the following address or phone number:

  Standard Parking Corporation
  900 North Michigan Avenue
  Suite 1600
  Chicago, Illinois 60611
  (312) 274-2000
  Attention: Chief Financial Officer

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors
APCOA/Standard Parking, Inc.

        We have audited the accompanying consolidated balance sheets of APCOA/Standard Parking, Inc. (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' deficit and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2002 and 2001, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

        As discussed in Note A, in 2002 the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

                      ERNST & YOUNG LLP

Chicago, Illinois
March 7, 2003

APCOA/STANDARD PARKING, INC.

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except for Share Data)

	December 31,
	2002	2001
ASSETS
Current assets:
Cash and cash equivalents	$6,153	$7,602
Notes and accounts receivable, net of allowance	32,671	40,276
Prepaid expenses and supplies	1,621	1,194

Total current assets	40,445	49,072
Leaseholds and equipment:
Equipment	23,296	15,526
Leasehold improvements	19,324	19,815
Leaseholds	35,661	39,006
Construction in progress	572	1,676

	78,853	76,023
Less accumulated depreciation and amortization	58,943	57,440

	19,910	18,583
Other assets:
Advances and deposits	4,406	1,509
Goodwill	115,944	115,332
Intangible and other assets, net	10,245	7,738

	130,595	124,579

Total assets	$190,950	$192,234

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$24,403	$34,620
Accrued rent	4,208	4,012
Compensation and payroll withholdings	5,278	6,293
Property, payroll and other taxes	1,581	2,025
Accrued insurance and expenses	8,995	8,667
Accrued special charges	1,870	12,057
Current portion of long-term borrowings	760	1,374
Current portion of capital lease obligations	2,493	180

Total current liabilities	49,588	69,228
Long-term borrowings, excluding current portion:
Obligations under credit agreements	156,266	168,600
Capital lease obligations, less current portion	2,931	718
Other	3,723	4,385

	162,920	173,703
Other long-term liabilities	12,961	12,658
Convertible redeemable preferred stock, series D	47,224	—
Redeemable preferred stock, series C	56,347	61,330
Common stock subject to put/call rights; 5.01 shares issued and outstanding	9,470	8,500
Common stockholders' deficit:
Common stock, par value $1.00 per share, 3,000 shares authorized; 26.3 shares issued and outstanding	1	1
Additional paid-in capital	15,222	11,422
Accumulated other comprehensive loss	(644)	(803)
Accumulated deficit	(162,139)	(143,805)

Total common stockholders' deficit	(147,560)	(133,185)

Total liabilities and common stockholders' deficit	$190,950	$192,234

See Notes to Consolidated Financial Statements.

APCOA/STANDARD PARKING, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In Thousands)

	Years Ended December 31,
	2002	2001	2000
Parking services revenue:
Lease contracts	$142,376	$156,411	$181,828
Management contracts	78,029	87,403	70,654
Reimbursement of management contract expense	326,146	317,973	308,591

Total revenue	546,551	561,787	561,073
Costs and expenses:
Cost of parking services:
Lease contracts	128,871	142,555	159,702
Management contracts	35,201	44,272	32,643
Reimbursed management contract expense	326,146	317,973	308,591

Total cost of parking services	490,218	504,800	500,936
General and administrative	30,133	29,979	36,121
Special charges	2,897	15,869	4,636
Depreciation and amortization	7,554	15,501	12,635
Management fee-parent company	3,000	—	—

Total costs and expenses	533,802	566,149	554,328

Operating income (loss)	12,749	(4,362)	6,745
Other expenses (income):
Interest expense	16,246	18,403	18,311
Interest income	(281)	(804)	(929)

	15,965	17,599	17,382
Bad debt provision related to related-party non-operating receivables	—	12,878	—
Loss before minority interest and income taxes	(3,216)	(34,839)	(10,637)
Minority interest expense	180	209	341
Income tax expense	428	406	503

Net loss	(3,824)	(35,454)	(11,481)
Preferred stock dividends	(13,540)	(6,354)	(5,696)
Increase in fair value of common stock subject to put/call	(970)	(2,196)	(1,715)

Net loss attributable to common stockholders	$(18,334)	$(44,004)	$(18,892)

See Notes to Consolidated Financial Statements.

APCOA/STANDARD PARKING, INC.

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' DEFICIT

(In Thousands, Except for Share Data)

	Common Stock
	Number of Shares	Par Value	Additional Paid-In Capital	Advances to And Deposits With Affiliates	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
Balance (deficit) at January 1, 2000	26.3	$1	$11,422	$(10,553)	$428	$(80,909)	$(79,611)
Net loss						(11,481)	(11,481)
Cumulative translation adjustments					(802)		(802)

Comprehensive loss							(12,283)

Preferred stock dividends						(5,696)	(5,696)
Increase in fair value of common stock subject to put/call						(1,715)	(1,715)
Advances to and deposits with affiliates				(1,426)			(1,426)

Balance (deficit) at December 31, 2000	26.3	1	11,422	(11,979)	(374)	(99,801)	(100,731)
Net loss						(35,454)	(35,454)
Cumulative translation adjustments					(429)		(429)

Comprehensive loss							(35,883)

Preferred stock dividends						(6,354)	(6,354)
Increase in fair value of common stock subject to put/call						(2,196)	(2,196)
Interest related to advances to and deposits with affiliates				(899)			(899)
Provision related to related party non-operating receivables				12,878			12,878

Balance (deficit) at December 31, 2001	26.3	1	11,422	—	(803)	(143,805)	(133,185)
Net loss						(3,824)	(3,824)
Cumulative translation adjustments					159		159

Comprehensive loss							(3,665)

Preferred stock dividends						(13,540)	(13,540)
Increase in fair value of common stock subject to put/call						(970)	(970)
Exchange of series C Preferred Stock for series D Preferred Stock			3,800				3,800

Balance (deficit) at December 31, 2002	26.3	$1	$15,222	$—	$(644)	$(162,139)	$(147,560)

See Notes to Consolidated Financial Statements.

APCOA/STANDARD PARKING, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Year Ended December 31,
	2002	2001	2000
Operating activities
Net loss	$(3,824)	$(35,454)	$(11,481)
Adjustments to reconcile net loss to net cash provided by (used in) operations:
Depreciation and amortization	7,554	15,501	12,635
Non-cash interest expense	1,230	1,479	1,012
Provision (reversal) for losses on accounts receivable	399	(768)	(245)
Provision related to related-party non-operating receivables	—	12,878	—
Changes in operating assets and liabilities, net of acquisitions:
Notes and accounts receivable	7,206	7,318	(3,866)
Prepaid assets	(427)	581	(130)
Other assets	(6,526)	3,382	866
Accounts payable	(10,217)	(459)	9,790
Accrued liabilities	8,290	4,969	(11,137)

Net cash provided by (used in) operating activities	3,685	9,427	(2,556)
Investing activities
Purchase of leaseholds and equipment	(1,843)	(1,537)	(4,684)
Purchase of leaseholds and equipment by joint ventures	(3)	(10)	(213)
Contingent purchase payments	(612)	(533)	(661)

Net cash used in investing activities	(2,458)	(2,080)	(5,558)
Financing activities
Proceeds from long-term borrowings	3,000	1,650	8,850
Payments on long-term borrowings	(394)	(975)	(493)
Payments on joint venture borrowings	(882)	(1,687)	(736)
Payments of debt issuance costs	(159)	(1,735)	(286)
Payments on capital leases	(1,900)	(108)	(95)
Redemption of preferred stock	(2,500)	—	—

Net cash (used in) provided by financing activities	(2,835)	(2,855)	7,240

Effect of exchange rate changes on cash and cash equivalents	159	(429)	(802)

(Decrease) increase in cash and cash equivalents	(1,449)	4,063	(1,676)
Cash and cash equivalents at beginning of year	7,602	3,539	5,215

Cash and cash equivalents at end of year	$6,153	$7,602	$3,539

Cash paid for:
Interest	$16,656	$17,121	$17,379
Income taxes	546	741	320
Supplemental disclosures of non-cash activity:
Debt issued for capital lease obligation	$6,590	$728	$—
Redemption of series C preferred stock	(8,800)	—	—
Issuance of 18% senior convertible redeemable series D preferred stock	5,000	—	—
Redemption of 9 1/4% senior subordinated notes	(91,123)	—	—
Issuance of 14% senior subordinated second lien notes	59,285	—	—
Issuance of 18% senior convertible redeemable series D preferred stock	35,000	—	—
Carrying value in excess of principal, related to debt recapitalization	16,838	—	—

See Notes to Consolidated Financial Statements.

APCOA/STANDARD PARKING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2002, 2001 and 2000

(In thousands)

Note A. Significant Accounting Policies

        APCOA/Standard Parking, Inc. ("APCOA/Standard" or "the Company"), and its subsidiaries and affiliates manage, operate and develop parking properties throughout the United States and Canada. The Company is a majority-owned subsidiary of AP Holdings, Inc. ("AP Holdings"). The Company provides on-site management services at multi-level and surface facilities for all major markets of the parking industry. The Company manages approximately 1,912 parking facilities, containing approximately 1,028,000 parking spaces in over 275 cities across the United States and Canada.

Principles of Consolidation

        The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, and joint ventures in which the Company has more than 50% ownership interest. Minority interest recorded in the consolidated statement of operations is the joint venture partner's non-controlling interest in consolidated joint ventures. Minority interest classified as "other long-term liabilities" in the consolidated balance sheets was $354 and $243 at December 31, 2002 and 2001, respectively. Investments in joint ventures where the Company has a 50% or less non-controlling ownership interest are reported on the equity method. Investments in joint ventures accounted for using the equity method and reflected as "Intangible and other assets" in the consolidated balance sheets were $0 and $83 at December 31, 2002 and 2001, respectively. All significant intercompany profits, transactions and balances have been eliminated in consolidation.

Parking Revenue

        The Company recognizes gross receipts from leased locations and management fees earned from management contract properties as parking revenue as the related services are provided. Also included in parking revenue are $10 in 2002, $196 in 2001 and $1,788 in 2000 from gains on sales of parking contracts and development fees. In 2001 a net receipt of $4,805 related to the exercise of owner termination rights associated with certain management contracts in the ordinary course of business was recorded as parking revenue.

Cost of Parking Services

        The Company recognizes costs for leases and nonreimbursed costs from managed facilities as cost of parking services. Cost of parking services consists primarily of rent and payroll related costs.

Advertising Costs

        Advertising costs are expensed as incurred and are included in general and administrative expenses. Advertising expenses aggregated $286, $218 and $379 for 2002, 2001 and 2000, respectively.

Cash and Cash Equivalents

        Cash equivalents represent funds temporarily invested in money market instruments with maturities of one to five days. Cash equivalents are stated at cost, which approximates market value.

Leaseholds and Equipment

        Leaseholds, equipment and leasehold improvements are stated at cost. Leaseholds (cost of parking contracts) are amortized on a straight-line basis over the average contract life of 10 years. Equipment is depreciated on the straight-line basis over the estimated useful lives of approximately 5 years on average. Leasehold improvements are amortized on the straight-line basis over the terms of the respective leases or the service lives of the improvements, whichever is shorter (average of approximately 7 years). Depreciation and amortization includes losses (gains) on abandonments of leaseholds and equipment of $0, $4,579, and $(2) in 2002, 2001 and 2000, respectively. Depreciation expense was $6,983, $11,494 and 8,621 in 2002, 2001, and 2000 respectively. Included in 2001 is $2,043 related to costs of software programs that have been discontinued or have become obsolete, and $1,323 related to leasehold improvements that will not be utilized at the corporate headquarters.

Goodwill

        On January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets, which eliminates the amortization of goodwill and instead requires that goodwill be tested for impairment at least annually. Transitional impairment tests of goodwill made by the Company during the quarter ended March 31, 2002 and annual impairment tests made during the quarter ended September 30, 2002, did not require adjustment to the carrying value of our goodwill.

Impairment of Long Lived and Finite-Lived Intangible Assets

        Long-lived assets and identifiable intangibles with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

        Per the provisions of SFAS No. 142, the Company's definite lived intangible assets, consisting primarily of non-compete agreements, are amortized on a straight line basis over the term of the respective agreements which range from 5 to 10 years. (See Note B).

Debt Issuance Costs

        The costs of obtaining financing are capitalized and amortized as interest expense over the term of the respective financing using a method which approximates the interest method. Debt issuance costs of $2,132 and $2,809 at December 31, 2002 and 2001, respectively, are included in intangibles and other assets in the consolidated balance sheets and are reflected net of accumulated amortization of $3,859 and $3,023 at December 31, 2002 and 2001, respectively. Debt issuance costs of $3,323 for the year ended December 31, 2001 were recorded as special charges related to the exchange. (See Note C).

Financial Instruments

        The carrying values of cash, accounts receivable and accounts payable are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The Company's 9 1/4% Senior Subordinated Notes are included in the Consolidated Balance Sheet at $48,877, which represents the aggregate face value of the notes and the Company's 14% Senior Subordinated Second Lien Notes are included in the Consolidated Balance Sheet at $61,608, which represents the aggregate face value of the notes. Estimated market value at December 31, 2002 aggregated $26.9 million for the 9 1/4% notes and $61.6 million for the 14% notes. Other long-term debt has a carrying value that approximates fair value.

Foreign Currency Translation

        The functional currency of the Company's foreign operations is the local currency. Accordingly, assets and liabilities of the Company's foreign operations are translated from foreign currencies into U.S. dollars at the rates in effect on the balance sheet date while income and expenses are translated at the weighted-average exchange rates for the year. Adjustments resulting from the translations of foreign currency financial statements are accumulated and classified as a separate component of stockholders' deficit.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Insurance Reserves

        The Company purchases comprehensive liability insurance covering certain claims that occur at parking facilities the Company leases or manages. In addition, the Company purchases umbrella/excess liability coverage. The Company's various liability insurance policies have deductibles of up to $250,000 that must be met before the insurance companies are required to reimburse the Company for costs incurred relating to covered claims. As a result, the Company is, in effect, self-insured for all claims up to the deductible levels. The Company applies the provisions of SFAS No. 5, Accounting for Contingencies, in determining the timing and amount of expense recognition associated with claims against the Company. The expense recognition is based upon the Company's determination of an unfavorable outcome of a claim being deemed as probable and reasonably estimated, as defined in SFAS No. 5. This determination requires the use of judgment in both the estimation of probability and the amount to be recognized as an expense. The Company utilizes historical claims experience along with regular input from third party insurance advisors in determining the required level of insurance reserves. Future information regarding historical loss experience may require changes to the level of insurance reserves and could result in increased expense recognition in the future.

Litigation

        The Company is subject to litigation in the normal course of our business. The Company applies the provisions of SFAS No. 5, Accounting for Contingencies, in determining the timing and amount of expense recognition associated with legal claims against us. Management uses guidance from internal and external legal counsel on the potential outcome of litigation in determining the need to record liabilities for potential losses and the disclosure of pending legal claims. (See Note K).

Recent Accounting Pronouncements

        In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which supersedes both SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions ("Opinion 30"), for the disposal of a segment of a business (as previously defined in Opinion 30). SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121. For example, SFAS No. 144 provides guidance on how a long-lived asset that is used as part of a group should be evaluated for impairment, establishes criteria for when a long-lived asset may be classified as held for sale, and prescribes the accounting for a long-lived asset that will be disposed of other than by sale. SFAS No. 144 retains the basic provisions of Opinion 30 on how to present discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather than a segment of a business). Unlike SFAS No. 121, SFAS No. 144 does not provide guidance on impairment of goodwill. Rather, goodwill is evaluated for impairment under SFAS No. 142, Goodwill and Other Intangible Assets. The Company adopted SFAS No. 144 on January 1, 2002, and there was no impact to the results of operations or its financial position upon adoption.

        During the second quarter ended June 30, 2002, the Company became subject to and adopted a new accounting standard (EITF 01-14 Income Statement Characterization of Reimbursements Received for "Out of Pocket" Expenses Incurred), which requires the recognition of both revenues and expenses in equal amounts for costs directly reimbursed from its management contract properties. This accounting change has no impact on operating earnings or net earnings. Historically, expenses directly reimbursed under management agreements have been netted against the reimbursement received. As required by this new accounting standard, these items have been reclassified in all prior periods to conform to the new presentation. For the year ended December 31, 2002, the impact is an increase of $326.1 million in both revenue and expenses, as compared to $318.0 million for the year ended December 31, 2001.

        In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 62, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 requires that certain gains and losses on extinguishments of debt be classified as income or loss from continuing operations rather than as extraordinary items as previously required under SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt. The Company will be required to adopt SFAS No. 145 on January 1, 2003, and will reclassify extraordinary items to continuing operations.

        In August 2002, the FASB issued Statement of Financial Accounting Standards No. 146 (SFAS 146), "Accounting for Costs Associated with Exit or Disposal Activities". SFAS 146 nullifies the guidance of the Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit and Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 requires that liability for a cost that is associated with an exit or disposal activity be recognized when the liability is incurred. SFAS 146 also establishes that fair value is the objective for the initial measurement of the liability. The provisions of SFAS 146 are required for exit or disposal activities that are initiated after December 31, 2002. At this time, the Company does not believe the adoption of SFAS 146 will have a material impact on its financial statements.

Stock Based Compensation

        The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for the stock options granted to employees and directors. Accordingly, employee and director compensation expense is recognized only for those options which price is less than fair market value at the measurement date. The Company has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation.

Reclassifications

        Certain amounts previously presented in the financial statements of prior periods have been reclassified to conform to current year presentation.

Note B. Goodwill and Intangible Assets

        In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets".

        On July 1, 2001, the Company adopted SFAS No. 141., which requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and also includes guidance on the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. The initial adoption of SFAS No. 141 did not affect the Company's results of operations or its financial position.

        On January 1, 2002, the Company adopted SFAS No. 142, which eliminates the amortization of goodwill and requires that the goodwill be tested for impairment. Transitional impairment tests of goodwill made during the year ended December 31, 2002 did not require adjustment to the carrying value of its goodwill. As of December 31, 2002 and 2001, the Company's definite lived intangible assets of $2,815 and $3,386, respectively, net of accumulated amortization of $3,242 and $2,671, respectively, which primarily consist of non-compete agreements, continue to be amortized over their useful lives.

        A roll forward of goodwill for the periods presented is as follows:

	For the Year Ended December 31,
	2002	2001
Balance at beginning of year	$115,332	$113,293
Additions	—	4,915
Amortization	—	(3,259)
Effect of foreign currency translation	—	(150)
Contingency payments related to prior acquisitions	612	533

Balance as of December 31, 2002	$115,944	$115,332

        Amortization expense for intangible assets during the year ended December 31, 2002 was $571. Estimated amortization expense for 2003 and the five succeeding fiscal years is as follows:

Estimated Amortization Expense
2003	$587
2004	587
2005	570
2006	516
2007	516
2008	39

        Actual results of operations for the year ended December 31, 2002 and the pro forma results of operations for the year ended December 31, 2001 and 2000 had we applied the non-amortization provisions of SFAS 142 in the prior periods are as follows:

	For The Year Ended December 31,
	2002	2001	2000
	(Unaudited)
Net loss	$(3,824)	$(35,454)	$(11,481)
Add: goodwill amortization	—	3,259	3,138

Proforma net loss	$(3,824)	$(32,195)	$(8,343)

Note C. Special Charges

        Included in "special charges" in the accompanying consolidated statement of operations for the years ended December 31, 2002, 2001 and 2000 are the following (expenses are cash unless otherwise stated):

	For The Year Ended December 31,
	2002	2001	2000
Costs related to the exchange offering	$982	$8,431	$—
Write off of debt issuance costs related to the exchange (1)	—	3,323	—
Provision for abandoned businesses (non-cash expense)	—	1,722	—
Employee severance costs	391	87	2,475
Retroactive prior period insurance adjustments	215	314	895
(Reversal) provision for headquarters reorganization	(320)	750	—
Incremental integration costs and other	1,329	1,242	1,266
Parent company expenses	300	—	—

Total special charges	$2,897	$15,869	$4,636

Supplement Disclosure—Special Charges

	For The Year Ended December 31,
	2002	2001	2000
Accrued at beginning of year	$12,057	$2,994	$2,024
Provision for special charges (2)	—	12,546	4,636
Paid during year	(10,187)	(3,483)	(3,666)

Accrued at end of year	$1,870	$12,057	$2,994

(1)
Amount charged directly to expense;
(2)
In 2002, no additional provisions were made for special charges, All amounts were expensed as incurred.

        In 2000, the employee severance costs relate to a provision for key management severance of $1,400 and cash compensation and related expenses for approximately 15 other employees for whom employment was terminated of $1,075. The costs associated with the insurance program relate to retroactive prior period premium adjustments of $895. The costs associated with incremental integration costs and other include $295 for settlement costs and outside accounting firm costs related to the combination with Standard, $235 for closure of administrative offices, and $736 for a provision related primarily to estimated settlements on disputed receivables of Standard.

        In 2001, costs of $8,431 were provided for and debt issuance costs of $3,323 were written-off related to the exchange offer. The provision for abandoned businesses of $1,722 relate to minimum future lease payments at a closed location. The costs associated with incremental integration costs and other include $371 for settlement costs and outside accounting firm costs related to the combination with Standard, $871 related primarily to legal costs incurred on terminated contracts. The provision for headquarters reorganization of $750 principally relates to the reorganization and decentralization of financial functions. The costs associated with the insurance program relate to retroactive prior period premiums adjustments of $314.

        In 2002, costs of $982 were incurred for the registration of the 14% senior subordinated second lien note, $391 in severance for key management personnel and regional administrative personnel, $215 for insurance costs in accordance with ERISA requirements. The $1,329 of incremental integration costs and other consists of $816 in legal and settlement costs incurred on contracts terminated in prior years and $513 in prior period rent and other costs and $300 in costs related to the parent company. The $(320) is a partial reversal of a provision for headquarters reorganization as the actual costs incurred were less than anticipated.

Note D. Borrowing Arrangements

        Long-term borrowings consist of:

			Amount Outstanding December 31,
	Interest Rate(s)
		Due Date	2002	2001
Senior Credit Facility	Various	March 2004	$31,600	$28,600
Senior Subordinated Second Lien Notes	14.00%	December 2006	61,608	—
Senior Subordinated Notes	9.25%	March 2008	48,877	140,000
Carrying value in excess of principal	Various	Various	14,181	—
Joint venture debentures	11.00-15.00%	Various	2,550	3,432
Capital lease obligations	Various	Various	5,425	898
Obligations on Seller notes	Various	Various	1,932	2,327

			166,173	175,257
Less current portion			3,253	1,554

			$162,920	$173,703

        APCOA/Standard's 9 1/4% Senior Subordinated Notes, (the "9 1/4% Notes"), were issued in September of 1998 and are due in March of 2008. The Notes are registered with the Securities and Exchange Commission.

        The 14% Senior Subordinated Second Lien Notes (14% notes) were issued in January 2002 and are due in December 2006. The Notes are registered with the Securities and Exchange Commission. Interest accrues at the rate of 14% per annum and is payable semi-annually in a combination of cash and additional registered notes (the "PIK Notes"), in arrears on June 15 and December 15, commencing on June 15, 2002. Interest in the amount of 10% per annum is paid in cash, and interest in the amount of 4% per annum is paid in PIK Notes. APCOA/Standard makes each interest payment to the Holders of record on the immediately preceding June 1 and December 1. PIK Notes are issued in denominations of $100 principal amount and integral multiples of $100. The amount of PIK Notes issued is rounded down to the nearest $100 with any fractional amount refunded to the holder as cash.

        The liquidation preference in order of preference, of the Company's long-term borrowings is: Senior Credit Facility and Amended Senior Credit Facility, 14% Notes, 9 1/4% Notes, Joint Venture Debentures, other debt.

        On January 11, 2002, APCOA/Standard completed an unregistered exchange and recapitalization of a portion of its 9 1/4% Notes. APCOA/Standard received gross cash proceeds of $20.0 million and retired $91.1 million 9 1/4% Notes. In exchange, APCOA/Standard issued $59.3 million of 14% Notes and 3,500 shares of 18% Senior Convertible Redeemable Series D Preferred Stock (Series D Preferred Stock), with a face value of $35.0 million which is mandatorily redeemable on June 15, 2008. In conjunction with the exchange, the Company repaid $9.5 million of indebtedness under the Senior Credit Facility, paid $2.7 million in accrued interest relating to the $91.1 million of the 9 1/4% Senior Subordinated Notes due 2008 that were tendered, $9.7 million (including $1.3 million capitalized as debt issuance costs related to the amended and restated senior credit facility) in fees and expenses related to the exchange, which included a $3.0 million transaction advisory fee to AP Holdings, Inc. ("AP Holdings"), APCOA/Standard's parent company, and a repurchase of $1.5 million of redeemable preferred stock held by AP Holdings. The fees and expenses of $9.7 million related to the exchange and the amended and restated senior credit facility were provided for in the period ended December 31, 2001. The Company repurchased $0.1 million of redeemable preferred stock held by AP Holdings on February 20, 2002 and $0.9 million on June 17, 2002.

        On April 10, 2002, the Company filed a registration statement to offer to exchange up to $59.3 million in aggregate principal amount of its registered 14% Notes (including unregistered notes paid as interest on unregistered notes). The registration statement, which was amended on May 24, 2002, June 17, 2002 and June 26, 2002, was declared effective by the Commission on June 28, 2002. The prospectus was supplemented on July 8, 2002 to increase the maximum amount of notes subject to the exchange to $60.3 million, thereby covering the notes issued as interest paid on June 15, 2002. In connection with the exchange offer, which expired on August 9, 2002, all outstanding unregistered 14% Notes were exchanged for registered 14% Notes with substantially identical terms effective August 16, 2002.

        The Company entered into an amended and restated credit agreement as of January 11, 2002 with the LaSalle Bank National Association and Bank One, N.A., (the lenders under the prior senior credit facility) that restructured the Company's prior $40.0 million senior credit facility. The senior credit facility was further amended effective as of June 17, 2002, June 30, 2002, December 30, 2002, January 22, 2003 and February 26, 2003. The Company's senior credit facility consists of $43 million in revolving and term loans, specifically:

  •
  A $28.0 million revolving credit facility provided by LaSalle Bank which will expire on March 8, 2004. The revolving credit facility includes a letter of credit facility with a sublimit of $22.0 million (or such greater amount as the lender may agree to for letters of credit).

  •
  A $15.0 million term loan from Bank One with $5.0 million due on April 30, 2003 and the remainder due on March 10, 2004.

        The Company utilizes the senior credit facility for working capital and general corporate purposes and to provide standby letters of credit. The senior credit facility provides for cash borrowings up to the lesser of $28.0 million or 80% of the Company's eligible accounts receivable (as defined therein), plus 50% of eligible capital improvement receivables as defined therein, plus 40% of net book value of fixed assets, minus 40% of capital lease indebtedness, plus additional availability of $3.0 million. The $3.0 million of additional availability decreases by $0.25 million on April 1, 2003, an additional $0.25 million on July 1, 2003, and $0.5 million on the first day of each quarter thereafter, until it has been eliminated. At December 31, 2002, the Company had $3.7 million available under the senior credit facility.

        The revolving credit facility bears interest based, at the Company's option, either on LIBOR plus 4.00% or the Alternate Base Rate (as defined below) plus 1.75%. The Company may elect interest periods of 1, 2, or 3 months for LIBOR based borrowings. The Alternate Base Rate is the higher of (i) the rate publicly announced from time to time by LaSalle as its "prime rate," (ii) the overnight federal funds rates plus 0.50%, and (iii) 4.25%. LIBOR will at all times be determined by taking into account maximum statutory reserves required (if any).

        The interest rate applicable to the term loan until March 1, 2003 is a fixed rate of 13.0%, of which cash interest at 9.5% will be payable monthly in arrears and 3.5% will accrue without compounding and be payable on March 10, 2004 or earlier at borrower's election, whether pursuant to any permitted prepayment acceleration or otherwise. The interest rate applicable to the term loan as of March 1, 2003 (and thereafter) is a fixed rate of 15.0%, of which cash interest at 11.5% will be payable monthly in arrears and 3.5% will accrue without compounding and be payable on March 10, 2004 or earlier at borrower's election, whether pursuant to any permitted prepayment acceleration or otherwise. If Bank One is replaced in full as holder of the term loan prior to May 1, 2003, the interest rate will return to 13% fixed (the pre-March 1, 2003 level) for the new term lender, and Bank One will refund to the Company the additional 2% in interest they received for the period from March 1, 2003 to the date of such payment.

        The senior credit facility includes covenants that limit the Company's ability to incur additional indebtedness, issue preferred stock or pay dividends and contains certain other restrictions on the Company's activities. It is secured by substantially all of the Company's assets (including 100% of the stock of existing and future domestic subsidiaries and 65% of the stock of existing and future foreign subsidiaries), by a first priority pledge of all of the common stock owned by AP Holdings and by all other existing and after-acquired property of AP Holdings. At December 31, 2002 the Company had $4.7 million of letters of credit outstanding under the senior credit facility and borrowings against the senior credit facility aggregated $31.6 million.

        The 9 1/4% Notes, 14% Notes and New Facility contain covenants that limit APCOA/Standard from incurring additional indebtedness and issuing preferred stock, restrict dividend payments, limit transactions with affiliates and restrict certain other transactions. Substantially all of APCOA/Standard's net assets are restricted under these provisions and covenants (See Note J).

        The exchange offer and recapitalization and its effect are as follows:

	Senior subordinated 9 1/4% notes	Senior subordinated second lien 14% notes	Carrying value in excess of principal	Series D preferred stock 18%
Balance at December 31, 2001	$140,000	$—	$—	$—
Exchange of debt	(91,123)	59,285	16,838	35,000
Swap of series C for D	—	—	—	5,000
Dividends accumulated	—	—	—	7,224
Amortization of carrying value	—	—	(2,657)	—
PIK notes issued	—	2,323	—	—

Balance at December 31, 2002	$48,877	$61,608	$14,181	$47,224

        The exchange offer and recapitalization were accounted for as a "modification of terms" type of troubled debt restructuring as prescribed by FASB Statement No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings ("FAS 15"). Under FAS 15, an effective reduction in principal or accrued interest does not result in the debtor recording a gain as long as the future contractual payments (principal and interest combined) under the restructured debt or redeemable preferred stock issued (including dividends), are more than the carrying amount of the debt before the restructuring. In those circumstances, the carrying amount of the original debt or investment is not adjusted, and the effects of any changes are reflected in future periods as a reduction in interest expense. The effective interest rate is the discount rate that equates the present value of the future cash payments specified by the new terms with the unadjusted carrying amount of the debt.

        In addition, under FAS 15, when a debtor issues a redeemable equity interest in partial satisfaction of debt in conjunction with a modification of terms, the redeemable equity interest is treated similar to debt. Legal fees and other direct costs incurred by a debtor to effect a troubled debt restructuring are expensed as incurred, except for amounts incurred directly in granting an equity interest, if any.

        The accounting for this exchange under FAS 15 was as follows:

  •
  No gain was recognized by the Company for the excess of (a) the principal of the 14% notes exchanged for the 9 1/4% notes, over (b) the principal of the 9 1/4% notes.

  •
  The excess, Carrying Value in Excess of Principal, remains part of the carrying value of the Company's debt, and is being amortized as a reduction to future interest expense using an effective interest rate applied to the combined balance of the notes.

        Consolidated joint ventures have entered into four agreements for stand-alone development projects providing nonrecourse funding. These joint venture debentures are collateralized by the specific contracts that were funded and approximate the net book value of the related assets.

        The Company has entered into various financing agreements, which were used for the purchase of equipment.

        The Company paid cash interest of $16,656, $17,121 and $17,379 in 2002, 2001, and 2000, respectively.

        The aggregate maturities of borrowings outstanding at December 31, 2002 are as follows:

2003	$3,253
2004	33,724
2005	1,763
2006	62,715
2007	143
2008 and thereafter	50,394

151,992
Carrying value in excess of principal related to the debt recapitalization	14,181

$166,173

        The amounts include paid-in-kind interest and the 5% premium on the 14% notes as defined in the indenture.

Note E. Income Taxes

        For 2000, the Company was included in the Consolidated Federal Income Tax Return of Holberg. For 2001 and through January 11, 2002, the Company was included in the Consolidated Federal Income Tax Return of AP Holdings. In connection with the debt restructuring on January 11, 2002, the Company deconsolidated from AP Holdings and will file its own separate Consolidated Federal Income Tax Return from January 12, 2002 through December 31, 2002. Certain of the Company's operating loss carryforwards were used in the consolidated return of AP Holding in 2002. The Company's income tax provision is determined on this separate return basis. Income tax expense consists of foreign, state, and local taxes.

        At December 31, 2002, the Company has net operating loss carry forwards of $67,691 for federal income tax purposes that expire in years 2018 through 2021.

        A reconciliation of the Company's reported income tax expense to the amount computed by multiplying loss before income taxes by the effective federal income tax rate is as follows:

	2002	2001	2000
Statutory benefit	$(1,155)	$(11,916)	$(3,904)
Permanent differences	86	1,481	412
State taxes, net of federal benefit	129	123	172
Effect of foreign tax rates	(44)	(54)	(39)

	(984)	(10,366)	(3,359)
Change in valuation allowance	1,412	10,772	3,862

Income tax expense	$428	$406	$503

        Income tax expense consists of the following:

	2002	2001	2000
Current:
Foreign	$232	$219	$242
State	196	187	261

Income tax expense	$428	$406	$503

        Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Significant components of the Company's deferred tax assets (liabilities) as of December 31, 2002 and 2001 are as follows:

	2002	2001
Net operating loss carry forwards	$26,400	$30,813
Accrued compensation	2,386	2,403
Restructuring reserves	2,157	8,519
Other, net	1,296	1,011

	32,239	42,746
Book over tax depreciation and amortization	(4,437)	(1,857)

Net deferred tax assets before valuation allowance	27,802	40,889
Less: valuation allowance for deferred tax assets	(27,802)	(40,889)

Net deferred tax assets	$—	$—

        For financial reporting purposes, a valuation allowance for net deferred tax assets will continue to be recorded until realization of such assets is more likely than not. Taxes paid,which are to certain states and foreign jurisdictions, were $546, $741 and $320 in 2002, 2001 and 2000, respectively.

Note F. Benefit Plans

        The Company offers deferred compensation arrangements for certain key executives and sponsors an employees' savings and retirement plan in which certain employees are eligible to participate. Subject to their continued employment by the Company, employees offered supplemental pension arrangements will receive a defined monthly benefit upon attaining age 65. At December 31, 2002 and 2001, the Company has accrued $2,417 and $2,178, respectively, representing the present value of the future benefit payments. Participants in the savings and retirement plan may elect to contribute a portion of their compensation to the plan. The Company, contributes an amount in cash or other property as required by the plan. Expenses related to these plans amounted to $872, $872, and $985 in 2002, 2001 and 2000, respectively.

        The Company also contributes to two multi-employer defined contribution and nine multi-employer defined benefit plans which cover certain union employees. Expenses related to these plans were $1,119, $997 and $583 in 2002, 2001 and 2000, respectively.

Note G. Leases and Contingencies

        The Company operates parking facilities under operating leases expiring on various dates, generally prior to 2015. Certain of the leases contain options to renew at the Company's discretion.

        At December 31, 2002, the Company was committed to install certain capital improvements at leased facilities in future years, at an estimated cost of $118.

        Future annual rent expense is not determinable due to the application of percentage factors based on revenues. At December 31, 2002, the Company's minimum rental commitments, excluding contingent rent provisions under all non-cancelable leases with remaining terms of more than one year, are as follows:

2003	$20,594
2004	15,788
2005	11,160
2006	9,603
2007	9,023
2008 and thereafter	28,022

$94,190

        Rent expense, including contingent rents, was $96,682, $108,823 and $124,900 in 2002, 2001 and 2000, respectively.

        Contingent rent expense was $76,088, $81,467 and $100,258 in 2002, 2001 and 2000, respectively.

        In the normal course of business, the Company is involved in disputes, generally regarding the terms of lease agreements. In the opinion of management, the outcome of these disputes and litigation will not have a material adverse effect on the consolidated financial position or operating results of the Company.

Note H. Redeemable Preferred Stock

        In connection with the Standard acquisition on March 30, 1998, the Company received $40,683 from AP Holdings in exchange for $70,000 face amount of 11 1/4% Redeemable Preferred Stock (the "Series C preferred stock"). Cumulative preferred dividends are payable semi-annually at the rate of 11 1/4%. Any semi-annual dividend not declared or paid in cash automatically increases the liquidation preference of the stock by the amount of the unpaid dividend. The Company is required to redeem the stock no later than March 2008.

        The Series C preferred stock has a maturity date of March 2008 and has an initial liquidation preference equal to $1,000,000 per share or $40.7 million in the aggregate. The Series C Preferred stock accrues dividends on a cumulative basis at 11 1/4% per year. At December 31, 2002, dividends in arrears were $27.0 million with a per share valuation of $1,696,208. Conversion may be fixed by resolution of the Board of Directors and the shares have no voting rights except as to alterations or changes that may adversely affect the holders of the Series C Preferred stock.

        In January 2002, the Company redeemed $1.5 million and $0.1 million the Series C preferred stock held by AP Holdings in two separate transactions for cash of $1.6 million. On June 17, 2002, the Company redeemed an additional $0.9 million of Series C preferred stock held by AP Holdings for $0.9 million in cash. The proceeds received by AP Holdings were used by it to repurchase, directly or indirectly, its outstanding 11 1/4% senior discount notes.

	For the year ended December 31,
	2002		2001
	Shares	Value	Shares	Value
Beginning balance	40.6826	$61,330	40.6826	$54,976
Redemptions	(1.6259)	(2,500)	—	—
Swap series C for D	(5.8373)	(8,800)	—	—
Accumulated dividends	—	6,317	—	6,354

Ending balance	33.2194	$56,347	40.6826	$61,330

        On January 11, 2002, the Company, in connection with our recapitalization, issued 3,500 shares of the 18% Senior Convertible Redeemable Series D Preferred Stock (the "Series D Preferred") to Fiducia, Ltd. which has a maturity date as of June 2008 and has an initial liquidation preference equal to $10,000 per share or $35.0 million in the aggregate. The Series D Preferred stock accrues dividends on a cumulative basis at 18% per year. At December 31, 2002, dividends in arrears were $7.2 million with a per share valuation of $10,000. Conversion is upon occurrence of an IPO at a rate related to the IPO price and the shares have no voting rights except as to creation of any class or series of shares ranking senior to the Series D preferred stock. The number of shares of Series D preferred stock authorized for issuance is 17,500.

        On March 11, 2002 the Company exchanged with the parent company $8.8 million of Series C preferred stock for $5.0 million of Series D preferred stock.

	Shares Issued	Value (000's)
Balance at December 31, 2001	—	$—
Issuance with exchange	3,500.0	35,000
Swap of series C for D	500.0	5,000
Dividends accumulated	—	7,224

Balance at December 31, 2002	4,000.0	$47,224

Note I. Contingency and Related Party Transactions

        The bankruptcy filing of AmeriServe Food Distribution, Inc. on January 31, 2000 was a default under certain debt instruments of Holberg, the former parent of AP Holdings. As a result of such defaults, the creditors of Holberg could have taken control of Holberg or AP Holdings, APCOA/Standard's parent. A change in control of Holberg or AP Holdings would also constitute a change in control of APCOA/Standard under APCOA/Standard's debt instrument and of AP Holdings under its bond indenture.

        On March 5, 2001, Holberg restructured certain of its debt and eliminated the defaults thereunder, thereby eliminating the possibility of a change of control of AP Holdings under its bond indenture or the possibility of a change in control of APCOA/Standard under the APCOA/Standard debt instruments as a result of such defaults.

        Due to the current financial situation of Holberg and AP Holdings, the Company recorded a $12.9 million bad debt provision related to related-party non-operating receivables for the year ended December 31, 2001. The 2001 bad debt provision for related-party non-operating receivables relates to advances to and deposits with affiliates that had previously been reclassified from a long-term asset to stockholders' deficit. This provision was made due to uncertainty regarding the ability of the affiliates to repay such amounts.

        In 2002, the Company paid $0.3 million in costs on behalf of AP Holdings which have been included in "Special Charges". See Note C. In conjunction with the exchange, the Company paid AP Holdings a $3.0 million transaction advisory fee. Pursuant to the management agreement with AP Holdings, the Company recorded $3.0 million of management fees for the year ended December 31, 2002, of which $1.25 million has been paid through March 7, 2003.

        On December 31, 2000, the Company entered into an agreement to sell, at fair market value, certain contract assets to D & E Parking, Inc. ("D & E"), a California corporation, in which certain officers of the Company have an interest. The Company recorded a gain of $1 million from this transaction in 2000. The Company will continue to operate the parking facilities and receive management fees and reimbursement for support services in connection with the operation of the parking facilities.

        The Company has entered into various management contracts and related arrangements with affiliates to manage properties in which certain executives have an interest. The Company estimates that management fees it receives are no less favorable than would normally be obtained through arms-length negotiations.

Note J. Subsidiary Guarantors

        All of the Company's direct or indirect wholly owned active domestic subsidiaries, including, fully, unconditionally, jointly and severally guarantee the Senior Subordinated Notes discussed in Note D. Separate financial statements of the guarantor subsidiaries are not separately presented because, in the opinion of management, such financial statements are not material to investors. The non-guarantor subsidiaries include joint ventures, wholly owned subsidiaries of the Company organized under the laws of foreign jurisdictions and inactive subsidiaries, all of which are included in the consolidated financial statements. The following is summarized combining financial information for APCOA/Standard, the guarantor subsidiaries of the Company and the non-guarantor subsidiaries of the Company:

	APCOA/ Standard	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Total
2002
Balance Sheet Data:
Cash and cash equivalents	$3,933	$1,428	$792	$—	$6,153
Notes and accounts receivable	16,138	12,821	3,712	—	32,671
Current assets	21,711	14,289	4,445	—	40,445
Leaseholds and equipment, net	12,387	4,458	3,065	—	19,910
Goodwill	23,651	89,031	3,262	—	115,944
Investment in subsidiaries	96,018	—	—	(96,018)	—
Total assets	164,732	111,233	11,003	(96,018)	190,950
Accounts payable	16,851	5,505	2,047	—	24,403
Current liabilities	36,286	8,323	4,979	—	49,588
Long-term borrowings, excludingcurrent portion	159,700	346	2,874	—	162,920
Redeemable preferred stock, series D	47,224	—	—	—	47,224
Redeemable preferred stock, series C	56,347	—	—	—	56,347
Common stock subject to put/callrights	9,470	—	—	—	9,470
Total common stockholders' (deficit) equity	(154,203)	100,105	2,556	(96,018)	(147,560)
Total liabilities and common stockholders'equity (deficit)	164,732	111,233	11,003	(96,018)	190,950
Income Statement Data:
Parking services revenue	$454,671	$71,244	$20,636	$—	$546,551
Cost of parking services	417,332	55,843	17,043	—	490,218
General and administrative	4,032	25,839	262	—	30,133
Special charges	2,831	—	66	—	2,897
Depreciation and amortization	4,528	1,868	1,158	—	7,554
Management fee—parent company	3,000	—	—	—	3,000
Operating income (loss)	22,948	(12,306)	2,107	—	12,749
Interest expense (income), net	15,660	(19)	324	—	15,965
Equity in earnings of subsidiaries	(11,321)	—	—	11,321	—
Net (loss) income	(3,824)	(12,287)	966	11,321	(3,824)
Cash Flows Data:
Net cash provided by (used in) operating activities	$542	$3,437	$(294)	$—	$3,685
Investing activities:
Purchase of leaseholds and equipment	(1,843)	—	—	—	(1,843)
Purchase of leaseholds and equipment of joint venture	—	—	(3)	—	(3)
Contingent purchase payments	(612)	—	—	—	(612)

Financing activities:
Proceeds from long-term borrowings	3,000	—	—	—	3,000
Payments on long-term borrowings	(394)	—	—	—	(394)
Payments on joint venture borrowings	(882)	—	—	—	(882)
Payments on debt issuance costs	(159)	—	—	—	(159)
Payments on capital leases	(1,900)	—	—	—	(1,900)
Redemption of preferred stock	(2,500)	—	—	—	(2,500)
Net cash used in financing activities	(2,835)	—	—	—	(2,835)
Effect of exchange rate changes	159	—	—	—	159
2001
Balance Sheet Data:
Cash and cash equivalents	$8,522	$(2,009)	$1,089	$—	$7,602
Notes and accounts receivable	30,568	5,767	3,941	—	40,276
Current assets	40,105	3,822	5,145	—	49,072
Leaseholds and equipment, net	10,377	5,141	3,065	—	18,583
Goodwill	23,492	88,618	3,222	—	115,332
Investment in subsidiaries	92,335	—	—	(92,335)	—
Total assets	170,906	101,771	11,892	(92,335)	192,234
Accounts payable	25,238	6,865	2,517	—	34,620
Current liabilities	55,706	7,769	5,753	—	69,228
Long-term borrowings, excluding current portion	171,127	—	2,576	—	173,703
Redeemable preferred stock, series C	61,330	—	—	—	61,330
Common stock subject to put/call rights	8,500	—	—	—	8,500
Total common stockholders' (deficit) equity	(136,054)	93,034	2,170	(92,335)	(133,185)
Total liabilities and common stockholders'equity (deficit)	170,906	101,771	11,892	(92,335)	192,234
Income Statement Data:
Parking services revenue	$457,945	$82,586	$21,256	—	$561,787
Cost of parking services	420,026	67,529	17,245	—	504,800
Special charges	15,869	—	—	—	15,869
Depreciation and amortization	8,683	5,058	1,760	—	15,501
Operating income (loss)	9,356	(15,708)	1,990	—	(4,362)
Interest expense (income), net	17,192	(51)	458	—	17,599
Equity in earnings of subsidiaries	(15,004)	—	—	15,004	—
Net (loss) income	(35,454)	(15,657)	653	15,004	(35,454)
Cash Flows Data:
Net cash provided by (used in) operating activities	$14,423	$(2,039)	$(2,957)	$—	$9,427
Investing activities:
Purchase of leaseholds and equipment	(1,491)	(46)	—	—	(1,537)
Purchase of leaseholds and equipment by joint venture	—	—	(10)	—	(10)
Contingent purchase payments	(533)	—	—	—	(533)
Net cash used in investing activities	(1,491)	(46)	(10)	—	(1,547)

Financing activities:
Proceeds from long-term borrowings	1,650	—	—	—	1,650
Payments on long-term borrowings	(975)	—	—	—	(975)
Payments on joint venture borrowings	(1,687)	—	—	—	(1,687)
Payments on debt issuance costs	(1,735)	—	—	—	(1,735)
Payments on capital leases	(108)	—	—	—	(108)
Net cash used in financing activities	(2,855)	—	—	—	(2,855)
Effect of exchange rate changes	(429)	—	—	—	(429)
2000
Balance Sheet Data:
Cash and cash equivalents	$(593)	$76	$4,056	$—	$3,539
Notes and accounts receivable	50,972	(7,529)	3,383	—	46,826
Current assets	50,792	(6,264)	7,612	—	52,140
Leaseholds and equipment, net	15,693	7,395	5,404	—	28,492
Goodwill	19,062	90,673	3,558	—	113,293
Investment in subsidiaries	93,211	—	—	(93,211)	—
Total assets	187,446	96,818	17,288	(93,211)	208,341
Accounts payable	21,744	10,172	3,163	—	35,079
Current liabilities	46,328	8,938	8,815	—	64,081
Long-term borrowings, excludingcurrent portion	169,305	175	4,110	—	173,590
Redeemable preferred stock, series C	54,976	—	—	—	54,976
Common stock subject to put/call rights	6,304	—	—	—	6,304
Total common stockholders' (deficit) equity	(94,942)	83,504	3,918	(93,211)	(100,731)
Total liabilities and common stockholders' equity (deficit)	187,446	96,818	17,288	(93,211)	208,341
Income Statement Data:
Parking services revenue	$437,144	$92,336	$31,593	$—	$561,073
Cost of parking services	401,063	74,574	25,299	—	500,936
Special charges	4,636	—	—	—	4,636
Depreciation and amortization	6,249	5,155	1,231	—	12,635
Operating income (loss)	20,975	(18,970)	4,740	—	6,745
Interest expense (income), net	16,858	(84)	608	—	17,382
Equity in earnings of subsidiaries	(15,243)	—	—	15,243	—
Net (loss) income	(11,481)	(18,887)	3,644	15,243	(11,481)
Cash Flows Data:
Net cash (used in) provided by operating activities	$(4,671)	$(1,471)	$3,586	—	$(2,556)
Investing activities:
Purchase of leaseholds and equipment	(4,268)	(416)	—	—	(4,684)
Purchase of leaseholds and equipment by joint venture	—	—	(213)	—	(213)
Contingent purchase payments	(661)	—	—	—	(661)
Net cash used in investing activities	(4,268)	(416)	(213)	—	(4,897)

Financing activities:
Proceeds from long-term borrowings	8,850	—	—	—	8,850
Payments on long-term borrowings	(493)	—	—	—	(493)
Payments on joint venture borrowings	(736)	—	—	—	(736)
Payments on debt issuance costs	(286)	—	—	—	(286)
Payments on capital leases	(95)	—	—	—	(95)
Net cash provided by financing activities	7,240	—	—	—	7,240
Effect of exchange rate change	(802)	—	—	—	(802)

Note K. Legal Proceedings

       The Company is subject to various claims and legal proceedings which consist principally of lease and contract disputes and includes litigation with The County of Wayne relating to the management of parking facilities at the Detroit Metropolitan Airport. These claims and legal proceedings are considered routine, and incidental to the Company's business, and in the opinion of management, the ultimate liability with respect to these proceedings and claims will not materially affect the financial position, operations, or liquidity of the Company.

        On October 25, 2002, the Company filed an Application for Temporary Injunction and verified Complaint in the Superior Court for the Judicial District of Hartford in Hartford, Connecticut against James F. Byrnes, Jr., acting Commissioner of Transportation for the State of Connecticut and First Union National Bank, in its capacity as trustee for the holders of the special facility bonds used to finance the garage. The action seeks judicial interpretation of the Company's contractual obligations in the operations of the parking facilities at the Bradley International Airport in Windsor Locks, Connecticut, pursuant to the 25-year lease the Company entered into with the State. The Company has specifically requested the court for a judgment and permanent injunction prohibiting the State from attempting to recover the costs associated with anti-terrorism parking measures at the airport, diverting a capitalized interest account to pay for airport improvements and diverting airport parking receipts to pay for capital improvements and surface parking and garage security costs. The case was transferred to the Housing Division on November 14, 2002. Together with the State of Connecticut, the Company requested an expedited hearing on the declaratory judgment aspect of the case. The court held its hearing on the matter on January 31, 2003 and the parties are awaiting the court's decision. The amount in controversy with the State and the subject of the declaratory judgment action is $0.7 million, consisting of $0.3 million representing the diversion of funds by the State from the capitalized interest bond account for post garage completion airport improvements and $0.4 million for garage security costs. As of December 31, 2002, we classified the discounted net receivable for this contract in the amount of $3.8 million which includes deficiency payments of $1.2 million, to a long-term receivable and is included in other assets.

Note L. Quarterly Results (Unaudited)

        The following tables contain selected unaudited Statement of Operations information for each quarter of 2002, 2001 and 2000. The Company believes that the following information reflects all normal recurring adjustments necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period.

	Year Ended December 31, 2002
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Revenue	$53,461	$54,963	$56,765	$55,216
Reimbursement of Management Contract Expense	53,879	101,936	88,552	81,779
Total Revenue	107,340	156,899	145,317	136,995
Gross Profit	15,765	14,273	13,567	12,728
Net Income (Loss)	89	(422)	(2,116)	(1,375)
	Year Ended December 31, 2001
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Revenue	$60,787	$58,790	$62,557	$61,680
Reimbursement of Management Contract Expense	47,223	96,392	87,145	87,213
Total Revenue	108,010	155,182	149,702	148,893
Gross Profit	15,348	13,174	14,426	14,039
Net Loss	(26,933)	(5,528)	(1,179)	(1,814)
	Year Ended December 31, 2000
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Revenue	$64,207	$63,117	$62,067	$63,091
Reimbursement of Management Contract Expense	80,236	77,385	77,827	73,143
Total Revenue	144,443	140,502	139,894	136,234
Gross Profit	15,461	15,137	15,376	14,163
Net Loss	(6,060)	(2,311)	(1,199)	(1,911)

Note M. Capital Leases

        Property under capital leases included within equipment is as follows:

	December 31,
	2002	2001
Service vehicles	$5,651	$—
Computer equipment	897	728
Parking equipment	674	—

	7,222	728
Less: Accumulated depreciation	1,762	—

	$5,460	$728

        Future minimum lease payments under capital leases at December 31, 2002, together with the present value of the minimum lease payments are as follows:

2003	$2,699
2004	1,626
2005	1,148
2006	352
2007	47

Total minimum payments	5,872
Less: Amounts representing interest	448

Present value of minimum payments	5,424
Less: Current portion	2,493

Total long-term portion	$2,931

Note N. Stock Option Plan

        The 2001 Option Plan (the "2001 Option Plan"), which authorizes the issuance of the Company's 18% Senior Convertible Redeemable Series D Preferred Stock, is intended to further the Company's success by increasing the ownership of certain executives, employees, directors in, and consultants to the Company and to enhance the Company's ability to attract and retain executives, employees, directors and consultants.

        The chairman of the Company's board of directors administers the 2001 Option Plan, selects eligible executives, employees, directors and/or consultants to receive options, determines the number of shares of preferred stock covered by options, determines the exercise price of an option, the terms under which options may be exercised, but in no event may such options be exercised later than 10 years from the grant date of an option, and the other terms and conditions of options in accordance with the provisions of the 2001 Option Plan.

        If the Company undergoes a change in control, completes an initial public offering of the Company's common stock, or an optional redemption as such terms defined in the 2001 Option Plan,

all outstanding options will immediately become fully vested and exercisable. In the event of a change of control, the chairman of the board of directors may adjust outstanding options by substituting stock or other securities of any successor or another party to the change in control transaction, generally based on the consideration received by the Company's shareholders in the transaction.

        Subject to particular limitations specified in the 2001 Option Plan, the Company's board of directors may amend or terminate the 2001 Option Plan. The 2001 Option Plan will terminate no later than 10 years from the effective date of the 2001 Option Plan. Shares of 18% Senior Convertible Redeemable Series D Preferred Stock authorized for the 2001 option plan totaled 1,000 of which 496.14 are available for future option grants.

        The following summarizes information about stock option transactions:

	Shares	Exercise price per share
Outstanding at December 31, 2001	—	$—
Options granted	503.86	5,600.00

Outstanding at December 31, 2002	503.86	$5,600.00

STANDARD PARKING CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEET

(in thousands, except for share data)

September 30, 2003
(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$7,510
Notes and accounts receivable, net	32,763
Prepaid expenses and supplies	1,495

Total current assets	41,768
Leaseholds and equipment, net	16,079
Long-term receivables	7,288
Advances and deposits	1,219
Goodwill	116,806
Intangible and other assets	8,188

Total assets	$191,348

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$23,556
Accrued and other current liabilities	20,428
Current portion of long-term borrowings	2,498

Total current liabilities	46,482
Long-term borrowings, excluding current portion	162,088
Other long-term liabilities	18,851
Convertible redeemable preferred stock, series D	53,953
Redeemable preferred stock, series C	58,772
Common stock subject to put/call rights; 5.01 shares issued and outstanding	10,407
Common stockholders' deficit:
Common stock, par value $1.00 per share; 3,000 shares authorized; 26.3 shares issued and outstanding	1
Additional paid-in capital	15,222
Accumulated other comprehensive loss	(309)
Accumulated deficit	(174,119)

Total common stockholders' deficit	(159,205)

Total liabilities and common stockholders' deficit	$191,348

See Notes to Condensed Consolidated Financial Statements.

STANDARD PARKING CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, unaudited)

	Nine Months Ended
	September 30, 2003	September 30, 2002
Parking services revenue:
Lease contracts	$103,554	$108,215
Management contracts	55,589	58,729

	159,143	166,944
Reimbursement of management contract expense	245,295	277,391

Total revenue	404,438	444,335
Cost of parking services:
Lease contracts	93,522	98,219
Management contracts	21,293	28,157

	114,815	126,376
Reimbursed management contract expenses	245,295	277,391

Total cost of parking services	360,110	403,767

Gross profit	44,328	40,568
General and administrative expenses	24,365	22,547
Special charges	548	1,754
Depreciation and amortization	5,555	5,434
Management fee-parent company	2,250	2,250

Operating income	11,610	8,583
Interest expense (income):
Interest expense	12,247	12,158
Interest income	(153)	(139)

	12,094	12,019
Gain on extinguishment of debt	1,757	—

Income (loss) before minority interest and income taxes	1,273	(3,436)
Minority interest	266	124
Income tax expense	483	353

Net income (loss)	524	(3,913)
Preferred stock dividends	11,567	9,986
Increase in value of common stock subject to put/call rights	937	727

Net loss attributable to common stockholders	$(11,980)	$(14,626)

See Notes to Condensed Consolidated Financial Statements.

STANDARD PARKING CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands, unaudited)

	Nine Months Ended
	September 30, 2003	September 30, 2002
Operating activities:
Net income (loss)	$524	$(3,913)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	5,555	5,434
Non-cash interest expense	931	971
(Reversal of) provision for losses on account receivable	(235)	132
Gain on extinguishment of debt	(1,757)	—
Change in operating assets and liabilities	2,332	2,068

Net cash provided by operating activities	7,350	4,692
Investing activities:
Purchase of leaseholds and equipment	(591)	(1,122)
Contingent purchase payments	(460)	(348)

Net cash used in investing activities	(1,051)	(1,470)
Financing activities:
Proceeds from other debt	332	—
Proceeds from (payments on) senior credit facility	7,800	(100)
Payments on long-term borrowings	(33)	(50)
Payments on joint venture borrowings	(558)	(566)
Payments of debt issuance costs	(2,834)	—
Payments on capital leases	(1,656)	(1,448)
Repurchase of 14% senior subordinated second lien notes	(5,915)	—
Redemption of series C preferred stock	(2,413)	(2,500)

Net cash used in financing activities	(5,277)	(4,664)
Effect of exchange rate on cash and cash equivalents	335	20

Increase (decrease) in cash and cash equivalents	1,357	(1,422)
Cash and cash equivalents at beginning of period	6,153	7,602

Cash and cash equivalents at end of period	$7,510	$6,180

Supplemental disclosures:
Cash paid during the period for:
Interest	$11,728	$12,628
Income taxes	565	441
Supplemental disclosures of non-cash activity:
Debt issued for capital lease obligations	682	6,290
Redemption of series C preferred stock	—	(8,800)
Issuance of 18% senior convertible redeemable series D preferred stock	—	40,000
Redemption of 9 1/4% senior subordinated notes	—	(91,123)
Issuance of 14% senior subordinated second lien notes	1,232	60,385
Carrying value in excess of principal, related debt recapitalization	—	16,838

See Notes to Condensed Consolidated Financial Statements.

STANDARD PARKING CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2003

(in thousands except per share data, unaudited)

1.    Basis of Presentation

        The accompanying unaudited condensed consolidated financial statements of Standard Parking Corporation ("Standard" or the "Company"), formerly known as APCOA/Standard Parking, Inc., have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and notes required by accounting principles generally accepted in the United States for complete financial statements.

        In the opinion of management, all adjustments (consisting only of adjustments of a normal and recurring nature) considered necessary for a fair presentation of the financial position and results of operations have been included. Operating results for the nine-month period ended September 30, 2003 are not necessarily indicative of the results that might be expected for any other interim period or the fiscal year ending December 31, 2003. The financial statements presented in this Report should be read in conjunction with the consolidated financial statements and footnotes thereto included in our 2002 Annual Report on Form 10-K filed March 7, 2003.

        Certain reclassifications have been made to the 2002 financial information to conform to the 2003 presentation.

2.    Recently Issued Accounting Pronouncements

        In April 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 145, Rescission of FASB Statements No. 4, 44, and 62, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 requires that certain gains and losses on extinguishments of debt be classified as income or loss from continuing operations rather than as extraordinary items as previously required under SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt. We adopted SFAS No. 145 on January 1, 2003, and there was no impact to the results of operations or our financial position upon adoption.

        In August 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 nullifies the guidance of the Emerging Issues Task Force ("EITF") Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit and Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 requires that liability for a cost that is associated with an exit or disposal activity be recognized when the liability is incurred. SFAS 146 also establishes that fair value is the objective for the initial measurement of the liability. The provisions of SFAS 146 are required for exit or disposal activities that are initiated after December 31, 2002. We adopted SFAS 146 on January 1, 2003, and there was no impact to the results of operations or our financial position upon adoption.

        In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities—An Interpretation of Accounting Research Bulletin ("ARB") No. 51." This interpretation provides guidance on how to identify variable interest entities and how to determine whether or not those entities should be consolidated. FIN 46 applies to variable interest entities created after January 31, 2003. FIN 46 also applies in the first fiscal quarter or interim period ending after December 15, 2003, in which a company holds a variable interest in an entity that it acquired before

February 1, 2003. We are currently evaluating our interests in entities acquired before February 1, 2003, to determine the impact of FIN 46, if any, may have on our financial statements.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". This statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. In accordance with SFAS No. 150, a financial instrument that embodies an obligation for the issuer is required to be classified as a liability and the dividends previously classified as charges to equity must be recorded as an expense in the statement of operations. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. For purposes of the effective date of SFAS No. 150, we are considered a non-public entity. For nonpublic entities, mandatorily redeemable financial instruments are subject to the provisions of SFAS No. 150 for the first fiscal period beginning after December 15, 2003. We are currently evaluating the impact of SFAS 150 on our financial statements.

3.    Special Charges

        Included in "Special Charges" in the accompanying condensed consolidated statements of operations are the following:

	Nine Months Ended
	September 30, 2003	September 30, 2002
Cost associated with financing alternatives	$183	$—
Cost associated with registration	—	676
Cost associated with prior year terminated locations	67	517
Parent company expenses	298	282
Incremental integration costs and other	—	279

	$548	$1,754

        The costs associated with prior year terminated locations for the period ended September 30, 2003, is net of $150 received from Wayne County for reimbursement of current year's costs. (See Part II, Item 1). The costs associated with registration for the period ended September 30, 2002, relate to professional fees incurred to register the 14% Senior Subordinated Second Lien Notes.

4.    Exchange and Recapitalization

        On January 11, 2002, we completed an unregistered exchange and recapitalization of a portion of our 9 1/4% Notes. We received gross cash proceeds of $20.0 million and retired $91.1 million of the 9 1/4% Notes. In exchange, we issued $59.3 million of 14% Notes and 3,500 shares of 18% Senior Convertible Redeemable Series D Preferred Stock ("Series D Preferred Stock"), with a face value of $35.0 million which is mandatorily redeemable on June 15, 2008. In conjunction with the exchange, we repaid

$9.5 million of indebtedness under the senior credit facility, paid $2.7 million in accrued interest relating to the $91.1 million of the 9 1/4% Notes that were tendered, $9.7 million (including $1.3 million capitalized as debt issuance costs related to the amended and restated senior credit facility) in fees and expenses related to the exchange, which included a $3.0 million transaction advisory fee to AP Holdings, Inc. ("AP Holdings"), our parent company, and a repurchase of $1.5 million of redeemable preferred stock held by AP Holdings. The fees and expenses of $9.7 million related to the exchange and the amended and restated senior credit facility were provided for in the period ended December 31, 2001. We repurchased $0.1 million of redeemable preferred stock held by AP Holdings on February 20, 2002 and $0.9 million on June 17, 2002.

        On April 10, 2002, we filed a registration statement to offer to exchange up to $59.3 million in aggregate principal amount of our registered 14% Notes (including unregistered notes paid as interest on unregistered notes). The registration statement, which was amended on May 24, 2002, June 17, 2002 and June 26, 2002, was declared effective by the Commission on June 28, 2002. The prospectus was supplemented on July 8, 2002 to increase the maximum amount of notes subject to the exchange to $60.3 million, thereby covering the notes issued as interest paid on June 15, 2002. In connection with the exchange offer, which expired on August 9, 2002, all outstanding unregistered 14% Notes were exchanged for registered 14% Notes with substantially identical terms effective August 16, 2002.

        The January 11, 2002 exchange offer and recapitalization and its effect are as follows:

	Senior subordinated 9 1/4% notes	Senior subordinated second lien 14% notes	Carrying value in excess of principal	Series D preferred stock 18%
Balance at December 31, 2001	$140,000	$—	$—	$—
Exchange of debt	(91,123)	59,285	16,838	35,000
Swap of series C for D	—		—	5,000
Dividends accumulated	—	—	—	7,224
Amortization of carrying value	—	—	(2,657)	—
PIK Notes issued and accrued	—	2,323	—	—

Balance at December 31, 2002	$48,877	$61,608	$14,181	$47,224

        The exchange offer and recapitalization were accounted for as a "modification of terms" type of troubled debt restructuring as prescribed by FASB Statement No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings ("FAS 15"). Under FAS 15, an effective reduction in principal or accrued interest does not result in the debtor recording a gain as long as the future contractual payments (principal and interest combined) under the restructured debt or redeemable preferred stock issued (including dividends), are more than the carrying amount of the debt before the restructuring. In those circumstances, the carrying amount of the original debt or investment is not adjusted, and the effects of any changes are reflected in future periods as a reduction in interest expense. The effective interest rate is the discount rate that equates the present value of the future cash payments specified by the new terms with the unadjusted carrying amount of the debt.

        In addition, under FAS 15, when a debtor issues a redeemable equity interest in partial satisfaction of debt in conjunction with a modification of terms, the redeemable equity interest is treated similar to debt. Legal fees and other direct costs incurred by a debtor to effect a troubled debt restructuring are expensed as incurred, except for amounts incurred directly in granting an equity interest, if any.

        The accounting for this exchange under FAS 15 was as follows:

  •
  No gain was recognized by us for the excess of (a) the principal of the 14% Notes exchanged for the 9 1/4% Notes, over (b) the principal of the 9 1/4% Notes.

  •
  The excess, Carrying Value in Excess of Principal, remains part of the carrying value of our debt, and is being amortized as a reduction to future interest expense using an effective interest rate applied to the combined balance of the notes.

5.    Borrowing Arrangements

        Long-term borrowings, in order of preference, consist of:

			Amount Outstanding (in thousands)
	Interest Rate(s)	Due Date	September 30, 2003	December 31, 2002
Senior Credit Facility	Various	June 2006	$39,400	$31,600
Senior Subordinated Second Lien Notes	14.00%	December 2006	56,891	61,608
Senior Subordinated Notes	9 1/4%	March 2008	48,877	48,877
Carrying value in excess of principal	Various	Various	10,820	14,181
Joint venture debentures	11.00-15.00%	Various	1,992	2,550
Capital lease obligations	Various	Various	4,375	5,425
Obligations on Seller notes and other	Various	Various	2,231	1,932

			164,586	166,173
Less current portion			2,498	3,253

			$162,088	$162,920

        The 14% Senior Subordinated Second Lien Notes ("14% Notes") were issued in August 2002 and are due in December 2006. The Notes are registered with the Securities and Exchange Commission. Interest accrues at the rate of 14% per annum and is payable semi-annually in a combination of cash and additional registered notes (the "PIK Notes"), in arrears on June 15 and December 15, commencing on June 15, 2002. Interest in the amount of 10% per annum is paid in cash, and interest in the amount of 4% per annum is paid in PIK Notes. We make each interest payment to the Holders of record on the immediately preceding June 1 and December 1. PIK Notes are issued in denominations of $100 principal amount and integral multiples of $100. The amount of PIK Notes issued is rounded down to the nearest $100 with any fractional amount refunded to the holder as cash.

        The 9 1/4% Senior Subordinated Notes (the "9 1/4% Notes") were issued in September of 1998 and are due in March of 2008. The Notes are registered with the Securities and Exchange Commission.

        On September 9, 2003, we repurchased a portion of our 14% senior subordinated second lien notes at a discount for $5.9 million in cash. The transaction and its effects are as follows:

	Senior subordinated 9 1/4% notes	Senior subordinated second lien 14% notes	Carrying value in excess of principal
Balance at December 31, 2002	$48,877	$61,608	$14,181
Repurchase of 14% senior subordinated second lien notes, at face value	—	(6,500)	(1,172)
Amortization of carrying value	—	—	(2,189)
PIK notes issued and accrued	—	1,783	—

Balance at September 30, 2003	$48,877	$56,891	$10,820

        We entered into a Second Amended and Restated Credit Agreement as of August 28, 2003 with LaSalle Bank National Association, as agent and revolving lender ("LaSalle"), and Credit Suisse First Boston, as term loan lender. Credit Suisse First Boston has subsequently assigned all of its loans and rights as lender to several funds affiliated with GoldenTree Asset Management (collectively, "GoldenTree"). This Second Amended and Restated Credit Agreement represents a restructuring of the prior $43.0 million senior credit facility.

        The senior credit facility now consists of $65.0 million in revolving and term loans, specifically:

  •
  $33.0 million revolving credit facility provided by LaSalle Bank, which will expire on June 30, 2006. The revolving credit facility includes a letter of credit facility with a sublimit of $30.0 million (or such greater amount as LaSalle may agree to for letters of credit), and $32.0 million term loan held by GoldenTree due in full on July 31, 2006.

        The revolving credit facility bears interest, at our option, at either LIBOR plus 4.50% or the Adjusted Corporate Base Rate (as defined below) plus 2.25%. We may elect interest periods of 1, 2 or 3 months for LIBOR based borrowings. LIBOR will at all times be determined by taking into account maximum statutory reserves required (if any). LIBOR shall not be less than 1.3% for purposes of this credit facility. The Adjusted Corporate Base Rate is the greater of (i) the rate publicly announced from time to time by LaSalle as its "prime rate" (but not less than 4.25% per annum), or (ii) the overnight federal funds rate plus 0.50%. The term loan bears interest equal to the rate publicly announced from time to time by LaSalle as its "prime rate" (but not less than 4.25% per annum), plus 6.75%. Accrued term loan interest is payable monthly in arrears. Pursuant to the terms of the credit agreement, we have elected to defer the cash payment of 3% per annum of term loan interest. The deferred amount (together with accrued interest thereon) is payable upon maturity of the term loan.

        The senior credit facility includes covenants that limit our ability to incur additional indebtedness, issue preferred stock or pay dividends and contain certain other restrictions on our activities. It is secured by substantially all of our existing and future domestic guarantor subsidiaries existing and after-

acquired assets (including a pledge of 100% of the stock of our existing and future domestic guarantor subsidiaries and 65% of the stock of our existing and future foreign subsidiaries), by a first priority pledge of all of our common stock owned by AP Holdings and by all other existing and after-acquired property of AP Holdings.

        At September 30, 2003, we had $16.8 million of letters of credit outstanding under the senior credit facility, borrowings against the senior credit facility aggregated $39.4 million, and we had $8.8 million available under the senior credit facility.

        The 9 1/4% Notes, 14% Notes and senior credit facility contain covenants that limit us from incurring additional indebtedness and issuing preferred stock, restrict dividend payments, limit transactions with affiliates and restrict certain other transactions. Substantially all of our net assets are restricted under these provisions and covenants (See Note 8).

6.    Redeemable Preferred Stock

        In connection with the Standard acquisition on March 30, 1998, we received $40.7 million from AP Holdings in exchange for $70.0 million face amount of 11 1/4% Redeemable Preferred Stock (the "Series C preferred stock"). Cumulative preferred dividends are payable semi-annually at the rate of 11 1/4%. Any semi-annual dividend not declared or paid in cash automatically increases the liquidation preference of the stock by the amount of the unpaid dividend. We are required to redeem the stock no later than March 2008.

        The Series C preferred stock has a maturity date of March 2008 and has an initial liquidation preference equal to $1,000,000 per share or $40.7 million in the aggregate. The Series C Preferred stock accrues dividends on a cumulative basis at 11 1/4% per year. At September 30, 2003, dividends in arrears were $31.9 million with a per share valuation of $1,843,758. Conversion may be fixed by resolution of the Board of Directors and the shares have no voting rights except as to alterations or changes that may adversely affect the holders of the Series C Preferred stock.

        In January 2002, we redeemed $1.5 million and $0.1 million of the Series C preferred stock held by AP Holdings in two separate transactions for cash of $1.6 million. On June 17, 2002 and September 9, 2003, we redeemed an additional $0.9 million and $2.4 million, respectively, of the Series C preferred stock held by AP Holdings for $0.9 million and $2.4 million in cash, respectively.

The proceeds received by AP Holdings were used by it to repurchase, directly or indirectly, its outstanding 11 1/4% senior discount notes.

	Series C preferred stock 11 1/4%
	For the period ended
	September 30, 2003		December 31, 2002
	Shares	Value	Shares	Value
Beginning balance	33.2194	$56,347	40.6826	$61,330
Redemptions	(1.3432)	(2,413)	(1.6259)	(2,500)
Swap of series C for D	—	—	(5.8373)	(8,800)
Dividends accumulated	—	4,838	—	6,317

Ending balance	31.8762	$58,772	33.2194	$56,347

        On January 11, 2002, in connection with our recapitalization, we issued 3,500 shares of the 18% Senior Convertible Redeemable Series D Preferred Stock (the "Series D preferred stock") to Fiducia, Ltd. which has a maturity date of June 2008 and has an initial liquidation preference equal to $10,000 per share or $35.0 million in the aggregate. Certain beneficial owners of Fiducia, Ltd. are members of the immediate family of John V. Holten, our Chairman. The Series D preferred stock accrues dividends on a cumulative basis at 18% per year. At September 30, 2003, dividends in arrears were $13.9 million with a per share valuation of $13,488. Conversion is upon occurrence of an IPO at a rate related to the IPO price and the shares have no voting rights except as to creation of any class or series of shares ranking senior to the Series D preferred stock. The number of shares of Series D preferred stock authorized for issuance is 17,500.

        On March 11, 2002, in connection with a restructuring of the debt of Steamboat Holdings, Inc., the parent of AP Holdings, we exchanged with our parent company $8.8 million of Series C preferred stock for $5.0 million of Series D preferred stock.

	Series D preferred stock 18%
	For the period ended
	September 30, 2003		December 31, 2002
	Shares	Value	Shares	Value
Beginning balance	4,000.0	$47,224	—	$—
Issuance with exchange	—	—	3,500.0	35,000
Swap of series C for D	—	—	500.0	5,000
Dividends accumulated	—	6,729	—	7,224

Ending balance	4,000.0	$53,953	4,000.0	$47,224

7.    Goodwill and Intangible Assets

        On January 1, 2002, we adopted SFAS No. 142, which eliminates the amortization of goodwill and requires that the goodwill be tested for impairment. Impairment tests of goodwill made during the period ended September 30, 2003 did not require adjustment to the carrying value of our goodwill. As of September 30, 2003 and 2002, our definite lived intangible assets of $2,549 and $3,136, respectively, net of accumulated amortization of $3,401 and $3,099, respectively, which primarily consist of non-compete agreements, continue to be amortized over their useful lives.

        A roll forward of goodwill for the periods presented is as follows:

	September 30, 2003	December 31, 2002
Beginning balance	$115,944	$115,332
Effect of foreign currency translation	460	40
Contingency payments related to prior acquisitions	402	572

Ending balance	$116,806	$115,944

        Amortization expense for intangible assets during the nine months ended September 30, 2003 was $440. Estimated amortization expense for 2003 and the five succeeding fiscal years is as follows:

Estimated Amortization Expense
2003	$587
2004	587
2005	570
2006	516
2007	516
2008	39

8.    Subsidiary Guarantors

        Substantially all of our direct or indirect wholly owned active domestic subsidiaries, fully, unconditionally, jointly and severally guarantee the 14% Notes and the 9 1/4% Notes discussed in Note 5. Separate financial statements of the guarantor subsidiaries are not separately presented because, in the opinion of management, such financial statements are not material to investors. The non-guarantor subsidiaries include joint ventures, wholly owned subsidiaries of our Company organized under the laws of foreign jurisdictions and inactive subsidiaries, all of which are included in the consolidated financial statements. The following is summarized combining financial information for the guarantor and non-guarantor subsidiaries of our Company:

	Standard	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Balance Sheet Data:
September 30, 2003
Cash and cash equivalents	$5,861	$110	$1,539	$—	$7,510
Notes and accounts receivable, net	27,191	577	4,995	—	32,763
Current assets	34,454	702	6,612	—	41,768
Leaseholds and equipment, net	13,385	363	2,331	—	16,079
Goodwill	109,699	3,444	3,663	—	116,806
Investments in subsidiaries	29,370	—	—	(29,370)	—
Total assets	183,371	16,697	20,650	(29,370)	191,348
Accounts payable	21,371	348	1,837	—	23,556
Current liabilities	41,303	1,067	4,112	—	46,482
Long-term borrowings, excluding current portion	159,589	23	2,476	—	162,088
Convertible redeemable preferred stock, series D	53,953	—	—	—	53,953
Redeemable preferred stock, Series C	58,772	—	—	—	58,772
Common stock subject to put/call rights; 5.01 shares issued and outstanding	10,407	—	—	—	10,407
Total common stockholders' (deficit) equity	(159,205)	15,607	13,763	(29,370)	(159,205)
Total liabilities and common stockholders' equity (deficit)	$183,371	$16,697	$20,650	$(29,370)	$191,348

Income Statement Data:
Nine Months Ended September 30, 2003
Parking services revenue	$377,419	$16,563	$10,456	$—	$404,438
Cost of parking services	337,745	15,041	7,324	—	360,110
General and administrative expenses	23,985	—	380	—	24,365
Special charges	478	—	70	—	548
Depreciation and amortization	4,743	159	653	—	5,555
Management fee—parent company	2,250	—	—	—	2,250
Operating income	8,218	1,363	2,029	—	11,610
Interest expense, net	11,944	1	149	—	12,094
Non-operating income	1,757	—	—	—	1,757
Equity in earnings of subsidiaries	2,791	—	—	(2,791)	—
Net (loss) income	$524	$1,362	$1,429	$(2,791)	$524
Nine Months Ended September 30, 2002
Parking services revenue	$374,729	$53,063	$16,543	$—	$444,335
Cost of parking services	348,346	41,537	13,844	—	403,767
General and administrative expenses	2,495	19,851	201	—	22,547
Special charges	1,690	—	64	—	1,754
Depreciation and amortization	3,316	1,390	728	—	5,434
Management fee—parent company	2,250	—	—	—	2,250
Operating income (loss)	16,592	(9,715)	1,706	—	8,583
Interest expense (income), net	11,775	(8)	252	—	12,019
Equity in earnings of subsidiaries	(8,945)	—	—	8,945	—
Net (loss) income	$(3,913)	$(9,742)	$797	$8,945	$(3,913)

Cash Flow Data:
Nine Months Ended September 30, 2003
Net cash provided by (used in) operating activities	$7,768	$(624)	$1,333	$—	$7,350
Investing activities:
Purchase of leaseholds and equipment	(591)	—	—	—	(591)
Contingent purchase payments	(460)	—	—	—	(460)
Net cash used in investing activities	(1,051)	—	—	—	(1,051)
Financing activities:
Proceeds from other debt	—	332	—	—	332
Proceeds from long-term borrowings, net	7,767	—	—	—	7,767
Payments on joint venture borrowings	(528)	(30)	—	—	(558)
Payments of debt issuance costs	(2,834)	—	—	—	(2,834)
Payments on capital leases	(1,656)	—	—	—	(1,656)
Repurchase of 14% senior subordinated second lien notes	(5,915)	—	—	—	(5,915)
Redemption of series C preferred stock	(2,413)	—	—	—	(2,413)
Net cash (used in) provided by financing activities	(5,579)	302	—	—	(5,277)
Effect of exchange rate changes	—	335	—	—	335
Increase in cash and cash equivalents	1,138	13	206	—	1,357

Nine Months Ended September 30, 2002
Net cash (used in) provided by operating activities	$603	$3,503	$238	$—	$4,344
Investing activities:
Purchase of leaseholds and equipment	(1,119)	—	(3)	—	(1,122)
Contingent purchase payments	—	—	—	—	—
Net cash used in investing activities	(1,119)	—	(3)	—	(1,122)
Financing activities:
Payments on long-term borrowings	(150)	—	—	—	(150)
Payments on joint venture borrowings	(566)	—	—	—	(566)
Payments on capital leases	(1,448)	—	—	—	(1,448)
Redemption of redeemable preferred stock	(2,500)	—	—	—	(2,500)
Net cash used in financing activities	(4,664)	—	—	—	(4,664)
Effect of exchange rate changes	20	—	—	—	20
(Decrease) increase in cash and cash equivalents	(5,160)	3,503	235	—	(1,422)

        Our ability to provide a uniformly high level of parking and related services is valued by our clients, who recognize that the parking experience often makes both the first and last impressions on their properties' tenants and visitors. Our goal is to provide parking facilities that are clean and well-lit, with crisp graphics and signage and a professional, courteous and well-dressed staff.

[Pictures To Be Inserted]

                Shares

STANDARD PARKING CORPORATION

Class A Common Stock

Prospectus

                        , 2004

William Blair & Company

        Until                        , 2004, all dealers that buy, sell or trade the common stock may be required to deliver a prospectus, regardless of whether they are participating in this offering. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13: OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Securities and Exchange Commission registration fee	$8,869
National Association of Securities Dealers, Inc. fee	$7,505
The NASDAQ Stock Market, Inc. listing fee	$100,000
Accountants' fees and expenses	$300,000
Legal fees and expenses	$600,000
Blue Sky fees and expenses	$2,000
Transfer Agent's fees and expenses	$15,000
Printing and engraving expenses	$200,000
Miscellaneous	$100,000

Total expenses	$1,333,374

*
Each of the expenses listed above is estimated except for the Securities and Exchange Commission registration fee.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), which permits a corporation in its certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except (i) for any breach of the director's fiduciary duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions), or (iv) for any transaction from which the director derived an improper personal benefit. The Company's Amended and Restated Certificate of Incorporation contains the provisions permitted by Section 102(b)(7) of the DGCL.

        Reference is made to Section 145 of the DGCL which provides that a corporation may indemnify any persons, including directors and officers, who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of another corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such director, officer, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interest and, with respect to any criminal actions or proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify directors and/or officers in an action or suit by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the director or officer is adjusted to be liable to the corporation. Where a director or officer is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such director or officer actually and reasonably incurred.

        The above provisions of the DGCL are nonexclusive.

        Article VIII, Section 2(a) of the Company's Amended and Restated Certificate of Incorporation provides that the Company shall indemnify any such person seeking indemnification in connection with a proceeding initiated by such person only if such proceeding was authorized by the board of directors. Any rights to indemnification conferred in Section 2 are contract rights and include the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition, except that, if the DGCL requires, the payment of such expenses incurred by a director or officer in such capacity in advance of final disposition shall be made only upon delivery to the Company of an undertaking by or on behalf of such director or officer, to repay all amounts so advanced if it is ultimately determined that such director or officer is not entitled to be indemnified under Section 2 or otherwise. By action of the board of directors, the Company may extend such indemnification to employees and agents of the Company.

        Article VIII, Section 2(d) of the Company's Amended and Restated Certificate of Incorporation provides that the Company may maintain insurance, at its expense, to protect itself and any director or officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against such expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the DGCL.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

        On January 11, 2002, we issued $59.3 million of our 14% Senior Subordinated Second Lien Notes due 2006 (the "14% Notes") in exchange for $56.1 million of our outstanding 9 1/4% Notes and approximately $20.0 million of cash proceeds. The 14% Notes were issued without registration in reliance on Section 4(2) of the Securities Act of 1933, as amended. The exemption was available on the basis that all exchanging holders represented that they were (i) a qualified institutional buyer as defined in Rule 144A under the Securities Act, (ii) an institutional "accredited investor" (as defined in Rule 501(a)(1), (2), (3), or (7) under the Securities Act), or (iii) a non-U.S. person purchasing in a offshore transaction in reliance on Regulation S and the exchange was not, therefore, a public offering.

        On January 11, 2002, we issued 3,500 shares of our Series D Convertible Redeemable Preferred Stock (the "Series D Stock") to Fiducia Ltd. in exchange for $35,000,000 of our outstanding 9 1/4% Senior Subordinated Notes due 2008 (the "9 1/4% Notes") tendered pursuant to our exchange offer for our 9 1/4% Notes. The Series D Stock was issued without registration in reliance on Section 4(2) of the Securities Act of 1933, as amended. The exemption was available on the basis that Fiducia Ltd. represented that it was (i) a qualified institutional buyer as defined in Rule 144A under the Securities Act, (ii) an institutional "accredited investor" (as defined in Rule 501(a)(1), (2), (3), or (7) under the Securities Act), or (iii) a non-U.S. person purchasing in a offshore transaction in reliance on Regulation S and the exchange was not, therefore, a public offering. Dividends accumulate at the rate of 18% per annum payable on March 1, June 1, September 1 and December 1. If, upon the occurrence of an initial public offering, we do not redeem all of the shares of the Series D Stock, we or, if we do not make an election, the holder thereof, may elect to convert all of such holder's shares of the Series D Stock into a number of shares of our capital stock offered in such initial public offering equal to, on a per-share basis, the quotient of 118% of the liquidation amount plus an amount equal to 118% of all accrued but unpaid dividends by the price per share of our capital stock sold in such initial public offering.

        Pursuant to our 2001 Stock Option Plan, as of January 30, 2002 we issued options to purchase 503.86 shares of our Series D Stock to eight of our employees and one employee of an affiliate at an exercise price of $5,600 per share. No underwriter was engaged in connection with the issuance of these securities. These sales were made in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act. This exemption was available because the issuance was made to a limited number of sophisticated offerees who had intimate knowledge of us and access to information that would be included in a registration statement. We received no cash consideration in connection with the issuance of these options.

        On March 11, 2002, we issued 500 shares of our Series D Stock to AP Holdings, Inc. in exchange for shares of our Series C preferred stock on terms which we believe are no less favorable than what normally would be obtained through arms length transactions. The Series D Stock was issued without registration in reliance on Section 4(2) of the Securities Act of 1933, as amended. The exemption was available on the basis that the issued shares were offered solely to the existing majority stockholder of the Company and were not, therefore, the subject of a public offering. Dividends accumulate at the rate of 18% per annum payable on March 1, June 1, September 1 and December 1. If, upon the occurrence of an initial public offering, we do not redeem all of the shares of the Series D Stock, we or, if we do not make an election, the holder thereof, may elect to convert all of such holder's shares of the Series D Stock into a number of shares of our capital stock offered in such initial public offering equal to, on a per-share basis, the quotient of 118% of the liquidation amount plus an amount equal to 118% of all accrued but unpaid dividends by the price per share of our capital stock sold in such initial public offering.

ITEM 16. EXHIBIT AND FINANCIAL STATEMENTS SCHEDULES

(a)

Exhibit Number	Description
1.1**	Form of Underwriting Agreement.
3.1**	Second Amended and Restated Certificate of Incorporation of the Company.
3.2**	Amended and Restated By-Laws of the Company.
4.1**	Specimen Class A common stock certificate.
4.2
Indenture governing the Company's 14% Senior Subordinated Second Lien Notes Due 2006, dated as of January 11, 2002, by and among the Company, the Subsidiary Guarantors and Wilmington Trust Company (incorporated by reference to exhibit 4.15 of the Company's Annual Report on Form 10-K filed for December 31, 2001).
4.3
Indenture governing the Company's 9 1/4% Senior Subordinated Notes due 2008, dated as of March 30, 1998, by and among the Company, the Subsidiary Guarantors and State Street Bank and Trust Company (incorporated by reference to exhibit 4.1 of the Company's Registration Statement on Form S-4, File No. 333-50437, filed on April 17, 1998).
4.3.1
Supplemental Indenture governing the Company's 9 1/4% Senior Subordinated Notes due 2008, dated as of July 1, 2002, by and among the Company, Standard Parking Corporation IL, Tower Parking, Inc., Virginia Parking Service, Inc. and State Street Bank and Trust Company (incorporated by reference to exhibit 4.1 of the Company's Quarterly Report on Form 10-Q filed for September 30, 2002).
4.3.2
Supplemental Indenture governing the Company's 9 1/4% Senior Subordinated Notes due 2008, dated as of January 11, 2002, by and among the Company, the Subsidiary Guarantors and State Street Bank and Trust Company (incorporated by reference to exhibit 4.2 of the Company's Registration Statement on Form S-4, File No. 333-86008, filed on April 10, 2002).

4.3.3
Supplemental Indenture, dated as of September 21, 1998, among Virginia Parking Service, Inc., the Company, and State Street Bank and Trust Company (incorporated by reference to exhibit 4.5 of the Company's Annual Report on Form 10-K filed for December 31, 1998).
4.3.4
Supplemental Indenture, dated as of July 6, 1998, among S&S Parking, Inc., Century Parking, Inc., Sentry Parking Corporation, the Company, and State Street Bank and Trust Company (incorporated by reference to exhibit 4.6 of the Company's Annual Report on Form 10-K filed for December 31, 1998).
5.1**	Legal Opinion of White & Case LLP as to the legality of the securities being issued.
8.1**	Legal Opinion of White & Case LLP as to certain tax matters.
10.1
Second Amended and Restated Credit Agreement dated as of August 28, 2003 by and among the Company, the Lenders and LaSalle Bank National Association (incorporated by reference to exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed for September 30, 2003).
10.2
Stockholders Agreement, dated as of March 30, 1998, by and among Dosher Partners, L.P. and SP Associates, Holberg Industries, Inc., AP Holdings and the Company (incorporated by reference to exhibit 10.3 of the Company's Registration Statement on Form S-4/A, File No. 333-50437, filed on June 9, 1998).
10.2.1
Amendment to Stockholders Agreement, dated as of December 29, 2000 by and among Dosher Partners L.P., SP Associates, Holberg Industries, Inc., AP Holdings, Waverly Partners, L.P. and the Company (incorporated by reference to exhibit 3.3 of the Company's Form 10-K filed for December 31, 2001).
10.3
Employment Agreement, dated as of March 30, 1998 between the Company and Myron C. Warshauer (incorporated by reference to exhibit 10.6 of the Company's Registration Statement on Form S-4, File No. 333-50437, filed on April 17, 1998).
10.4
Executive Employment Agreement, dated as of December 11, 1995 between the Company and Herbert W. Anderson (incorporated by reference to exhibit 10.10 of the Company's Registration Statement on Form S-4, File No. 333-50437, filed on April 17, 1998).
10.5
Employment Agreement, dated as of March 26, 1998 between the Company and Michael K. Wolf (incorporated by reference to exhibit 10.12 of the Company's Registration Statement on Form S-4, File No. 333-50437, filed on April 17, 1998).
10.5.1*	Amendment to Employment Agreement, dated as of June 19, 2000 between the Company and Michael K. Wolf.
10.5.2
Second Amendment to Employment Agreement, dated as of December 6, 2000, between the Company and Michael K. Wolf, (incorporated by reference to exhibit 10.22 to the Company's Annual Report on Form 10-K filed for December 31, 2000).
10.5.3
Third Amendment to Employment Agreement, dated April 1, 2002 between the Company and Michael K. Wolf (incorporated by reference to exhibit 10.19.3 to the Company's Annual Report on Form 10-K filed for December 31, 2002).
10.5.4*	Fourth Amendment to Employment Agreement, dated December 31, 2003 between the Company and Michael K. Wolf.

10.6
Executive Employment Agreement, including Deferred Compensation Agreement, dated as of August 1, 1999 between Company and James A. Wilhelm (incorporated by reference to exhibit 10.14 of the Company's Annual Report of Form 10-K filed for December 31, 1999).
10.6.1
First Amendment to Executive Employment Agreement, dated as of April 25, 2001 between the Company and James A. Wilhelm (incorporated by reference to exhibit 10.20.1 to the Company's Annual Report on Form 10-K filed for December 31, 2002).
10.6.2
Second Amendment to Employment Agreement, dated as of October 19, 2001 between the Company and James A. Wilhelm (incorporated by reference to exhibit 10.33 of the Company's Annual Report on Form 10-K filed for December 31, 2001).
10.6.3
Third Amendment to Executive Employment Agreement, dated as of January 31, 2002 between the Company and James A. Wilhelm (incorporated by reference to exhibit 10.34 of the Company's Annual Report on Form 10-K filed for December 31, 2001).
10.6.4*	Fourth Amendment to Executive Employment Agreement, dated as of April 1, 2003 between the Company and James A. Wilhelm.
10.7	Employment Agreement, dated May 18, 1998 between the Company and Robert N. Sacks (incorporated by reference to exhibit 10.24 of the Company's Annual Report on Form 10-K filed for December 31, 2001).
10.7.1
First Amendment to Employment Agreement, dated as of November 7, 2001 between the Company and Robert N. Sacks (incorporated by reference to exhibit 10.25 of the Company's Annual Report on Form 10-K filed for December 31, 2001).
10.7.2*	Second Amendment to Employment Agreement, dated as of August 1, 2003 between the Company and Robert N. Sacks.
10.8
Amended and Restated Executive Employment Agreement, dated as of December 1, 2002 between the Company and John Ricchiuto (incorporated by reference to exhibit 10.22.2 of the Company's Annual Report on Form 10-K filed for December 31, 2002).
10.9	Employment Agreement between the Company and Steven A. Warshauer (incorporated by reference to exhibit 10.17 to the Company's Annual Report on Form 10-K filed for December 31, 1999).
10.9.1
First Amendment to Employment Agreement, dated as of June 1, 2002 between the Company and Steven A. Warshauer (incorporated by reference to exhibit 10.23.1 to the Company's Annual Report on Form 10-K filed for December 31, 2002).
10.10*	Employment Agreement, dated as of August 1, 1999 between the Company and Edward E. Simmons.
10.11	Amended and Restated Employment Agreement between the Company and G. Marc Baumann (incorporated by reference to exhibit 10.27 to the Company's Annual Report on Form 10-K filed for December 31, 2001).
10.12**	Long-Term Incentive Plan dated as of , 2004.
10.13
Consulting Agreement, dated as of March 30, 1998 between the Company and Sidney Warshauer (incorporated by reference to exhibit 10.15 of the Company's Registration Statement on Form S-4, File No. 333-50437, filed on April 17, 1998).

10.14
Consulting Agreement, dated as of October 16, 2001 between the Company and Shoreline Enterprises, LLC (incorporated by reference to exhibit 10.36 of the Company's Annual Report on Form 10-K filed for December 31, 2001).
10.15
Stock Option Agreement, dated as of March 30, 1998 by and between the Company and Myron C. Warshauer (incorporated by reference to exhibit 10.32 of the Company's Annual Report on Form 10-K filed for December 31, 2001).
10.16
Consulting Engagement Agreement dated January 11, 2002 between the Company and AP Holdings (incorporated by reference to exhibit 10.35 of the Company's Annual Report on Form 10-K filed for December 31, 2001).
10.17
Executive Parking Management Agreement, dated as of May 1, 1998 by and among the Company, D&E Parking, Edward E. Simmons and Dale G. Stark (incorporated by reference to exhibit 10.32 of the Company's Annual Report on Form 10-K filed for December 31, 2002).
10.17.1
First Amendment to Executive Parking Management Agreement, dated as of August 1, 1999 by and among the Company, D&E Parking, Edward E. Simmons and Dale G. Stark (incorporated by reference to exhibit 10.32.1 to the Company's Annual Report on Form 10-K filed for December 31, 2002).
10.18
Management Agreement dated September 19, 2000 between the Company and Circle Line Sightseeing Yachts, Inc. (incorporated by reference to exhibit 10.2 of the Company's Quarterly Report on Form 10-Q filed for June 30, 2003).
10.18.1**	First Amendment dated June 9, 2003 to the Management Agreement between the Company and Circle Line Sightseeing Yachts, Inc.
10.19*	Property Management Agreement, dated as of September 1, 2003 between the Company and Paxton Plaza, LLC.
10.20*	Property Management Agreement, dated as of September 1, 2003 between the Company and Infinity Equities, LLC.
10.21*	Agreement of Lease, dated as of June 4, 1998 between the Company and LaSalle National Bank, as successor trustee to LaSalle National Trust, N.A. as successor trustee to LaSalle National Bank.
10.21.1*
First Amendment to Agreement of Lease, dated as of May 1, 1999 between the Company and LaSalle National Bank, as successor trustee to LaSalle National Trust, N.A. as successor trustee to LaSalle National Bank.
10.21.2*
Second Amendment to Agreement of Lease, dated as of July 27, 2000 between the Company and LaSalle National Bank, as successor trustee to LaSalle National Trust, N.A. as successor trustee to LaSalle National Bank.
10.21.3*
Third Amendment to Agreement of Lease, dated as of September 11, 2003 between the Company and LaSalle National Bank, as successor trustee to LaSalle National Trust, N.A. as successor trustee to LaSalle National Bank.
10.22
Exchange and Amendment Agreement dated November 20, 2001 by and among the Company and Fiducia Ltd. (incorporated by reference to exhibit 10.30 of the Company's Annual Report on Form 10-K filed for December 31, 2001).
10.23**	Form of Employment Agreement between the Company and John V. Holten.

10.24**	Form of Employment Agreement between the Company and Gunnar E. Klintberg.
10.25**	Form of Indemnification Agreement between the Company and certain of its directors.
10.26**	Form of Long-term Lease between the Company and Circle Line Sightseeing Yachts, Inc.
11.1**	Statement re computation of per share earnings.
21.1*	Subsidiaries of the Company.
23.1*	Consent of Ernst & Young LLP.
23.2**	Consent of White & Case LLP (included in exhibit 5.1).
24.1	Power of Attorney (included in Part II of this Registration Statement).
*
Filed herewith.

**
To be filed by amendment.

(b)
Financial Statement Schedules

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

(In Thousands)

		Additions
	Balance at Beginning of Year	Charged to Costs and Expenses	Charged to Other Accounts	Deductions(1)	Balance at End of Year
Year ended December 31, 2000:
Deducted from asset accounts Allowance for doubtful accounts	2,301	—	482	(727)	2,056
Year ended December 31, 2001:
Deducted from asset accounts Allowance for doubtful accounts	2,056	(93)	—	(675)	1,288
Year ended December 31, 2002:
Deducted from asset accounts Allowance for doubtful accounts	1,288	473	—	(74)	1,687

(1)
Represents uncollectible account written off, net of recoveries.

        We have audited the consolidated financial statements of APCOA/Standard Parking, Inc. as of December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, and have issued our report thereon dated March 7, 2003 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

        In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

March 7, 2003 Chicago, Illinois	ERNST & YOUNG LLP

ITEM 17. UNDERTAKINGS

        The undersigned Registrants hereby undertake:

        (a)    To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

        (b)    That, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (c)    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunder duly authorized, in the City of Chicago, State of Illinois on February 10, 2004.

STANDARD PARKING CORPORATION
By:	/s/ JAMES W. WILHELM
Name: James A. Wilhelm Title: President and Chief Executive Officer

POWER OF ATTORNEY

        Each person whose signature appears below constitutes and appoints Robert N. Sacks and Michael Wolf and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments) and any related registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and to perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons, in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JAMES A. WILHELM James A. Wilhelm	President, Chief Executive Officer and Director	February 10, 2004
/s/ JOHN V. HOLTEN John V. Holten	Chairman and Director	February 10, 2004
/s/ G. MARC BAUMANN G. Marc Baumann	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)	February 10, 2004
/s/ DANIEL R. MEYER Daniel R. Meyer	Senior Vice President, Corporate Controller and Assistant Treasurer (Principal Accounting Officer)	February 10, 2004
/s/ GUNNAR E. KLINTBERG Gunnar E. Klintberg	Vice President and Director	February 10, 2004

INDEX TO EXHIBITS

Exhibit Number	Description
1.1**	Form of Underwriting Agreement.
3.1**	Second Amended and Restated Certificate of Incorporation of the Company.
3.2**	Amended and Restated By-Laws of the Company.
4.1**	Specimen Class A common stock certificate.
4.2
Indenture governing the Company's 14% Senior Subordinated Second Lien Notes Due 2006, dated as of January 11, 2002, by and among the Company, the Subsidiary Guarantors and Wilmington Trust Company (incorporated by reference to exhibit 4.15 of the Company's Annual Report on Form 10-K filed for December 31, 2001).
4.3
Indenture governing the Company's 9 1/4% Senior Subordinated Notes due 2008, dated as of March 30, 1998, by and among the Company, the Subsidiary Guarantors and State Street Bank and Trust Company (incorporated by reference to exhibit 4.1 of the Company's Registration Statement on Form S-4, File No. 333-50437, filed on April 17, 1998).
4.3.1
Supplemental Indenture governing the Company's 9 1/4% Senior Subordinated Notes due 2008, dated as of July 1, 2002, by and among the Company, Standard Parking Corporation IL, Tower Parking, Inc., Virginia Parking Service, Inc. and State Street Bank and Trust Company (incorporated by reference to exhibit 4.1 of the Company's Quarterly Report on Form 10-Q filed for September 30, 2002).
4.3.2
Supplemental Indenture governing the Company's 9 1/4% Senior Subordinated Notes due 2008, dated as of January 11, 2002, by and among the Company, the Subsidiary Guarantors and State Street Bank and Trust Company (incorporated by reference to exhibit 4.2 of the Company's Registration Statement on Form S-4, File No. 333-86008, filed on April 10, 2002).
4.3.3
Supplemental Indenture, dated as of September 21, 1998, among Virginia Parking Service, Inc., the Company, and State Street Bank and Trust Company (incorporated by reference to exhibit 4.5 of the Company's Annual Report on Form 10-K filed for December 31, 1998).
4.3.4
Supplemental Indenture, dated as of July 6, 1998, among S&S Parking, Inc., Century Parking, Inc., Sentry Parking Corporation, the Company, and State Street Bank and Trust Company (incorporated by reference to exhibit 4.6 of the Company's Annual Report on Form 10-K filed for December 31, 1998).
5.1**	Legal Opinion of White & Case LLP as to the legality of the securities being issued.
8.1**	Legal Opinion of White & Case LLP as to certain tax matters.
10.1
Second Amended and Restated Credit Agreement dated as of August 28, 2003 by and among the Company, the Lenders and LaSalle Bank National Association (incorporated by reference to exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed for September 30, 2003).
10.2
Stockholders Agreement, dated as of March 30, 1998, by and among Dosher Partners, L.P. and SP Associates, Holberg Industries, Inc., AP Holdings and the Company (incorporated by reference to exhibit 10.3 of the Company's Registration Statement on Form S-4/A, File No. 333-50437, filed on June 9, 1998).

10.2.1
Amendment to Stockholders Agreement, dated as of December 29, 2000 by and among Dosher Partners L.P., SP Associates, Holberg Industries, Inc., AP Holdings, Waverly Partners, L.P. and the Company (incorporated by reference to exhibit 3.3 of the Company's Form 10-K filed for December 31, 2001).
10.3
Employment Agreement, dated as of March 30, 1998 between the Company and Myron C. Warshauer (incorporated by reference to exhibit 10.6 of the Company's Registration Statement on Form S-4, File No. 333-50437, filed on April 17, 1998).
10.4
Executive Employment Agreement, dated as of December 11, 1995 between the Company and Herbert W. Anderson (incorporated by reference to exhibit 10.10 of the Company's Registration Statement on Form S-4, File No. 333-50437, filed on April 17, 1998).
10.5
Employment Agreement, dated as of March 26, 1998 between the Company and Michael K. Wolf (incorporated by reference to exhibit 10.12 of the Company's Registration Statement on Form S-4, File No. 333-50437, filed on April 17, 1998).
10.5.1*	Amendment to Employment Agreement, dated as of June 19, 2000 between the Company and Michael K. Wolf.
10.5.2
Second Amendment to Employment Agreement, dated as of December 6, 2000, between the Company and Michael K. Wolf, (incorporated by reference to exhibit 10.22 to the Company's Annual Report on Form 10-K filed for December 31, 2000).
10.5.3
Third Amendment to Employment Agreement, dated April 1, 2002 between the Company and Michael K. Wolf (incorporated by reference to exhibit 10.19.3 to the Company's Annual Report on Form 10-K filed for December 31, 2002).
10.5.4*	Fourth Amendment to Employment Agreement, dated December 31, 2003 between the Company and Michael K. Wolf.
10.6
Executive Employment Agreement, including Deferred Compensation Agreement, dated as of August 1, 1999 between Company and James A. Wilhelm (incorporated by reference to exhibit 10.14 of the Company's Annual Report of Form 10-K filed for December 31, 1999).
10.6.1
First Amendment to Executive Employment Agreement, dated as of April 25, 2001 between the Company and James A. Wilhelm (incorporated by reference to exhibit 10.20.1 to the Company's Annual Report on Form 10-K filed for December 31, 2002).
10.6.2
Second Amendment to Employment Agreement, dated as of October 19, 2001 between the Company and James A. Wilhelm (incorporated by reference to exhibit 10.33 of the Company's Annual Report on Form 10-K filed for December 31, 2001).
10.6.3
Third Amendment to Executive Employment Agreement, dated as of January 31, 2002 between the Company and James A. Wilhelm (incorporated by reference to exhibit 10.34 of the Company's Annual Report on Form 10-K filed for December 31, 2001).
10.6.4*	Fourth Amendment to Executive Employment Agreement, dated as of April 1, 2003 between the Company and James A. Wilhelm.
10.7	Employment Agreement, dated May 18, 1998 between the Company and Robert N. Sacks (incorporated by reference to exhibit 10.24 of the Company's Annual Report on Form 10-K filed for December 31, 2001).

10.7.1
First Amendment to Employment Agreement, dated as of November 7, 2001 between the Company and Robert N. Sacks (incorporated by reference to exhibit 10.25 of the Company's Annual Report on Form 10-K filed for December 31, 2001).
10.7.2*	Second Amendment to Employment Agreement, dated as of August 1, 2003 between the Company and Robert N. Sacks.
10.8
Amended and Restated Executive Employment Agreement, dated as of December 1, 2002 between the Company and John Ricchiuto (incorporated by reference to exhibit 10.22.2 of the Company's Annual Report on Form 10-K filed for December 31, 2002).
10.9	Employment Agreement between the Company and Steven A. Warshauer (incorporated by reference to exhibit 10.17 to the Company's Annual Report on Form 10-K filed for December 31, 1999).
10.9.1
First Amendment to Employment Agreement, dated as of June 1, 2002 between the Company and Steven A. Warshauer (incorporated by reference to exhibit 10.23.1 to the Company's Annual Report on Form 10-K filed for December 31, 2002).
10.10*	Employment Agreement, dated as of August 1, 1999 between the Company and Edward E. Simmons.
10.11	Amended and Restated Employment Agreement between the Company and G. Marc Baumann (incorporated by reference to exhibit 10.27 to the Company's Annual Report on Form 10-K filed for December 31, 2001).
10.12**	Long-Term Incentive Plan dated as of , 2004.
10.13
Consulting Agreement, dated as of March 30, 1998 between the Company and Sidney Warshauer (incorporated by reference to exhibit 10.15 of the Company's Registration Statement on Form S-4, File No. 333-50437, filed on April 17, 1998).
10.14
Consulting Agreement, dated as of October 16, 2001 between the Company and Shoreline Enterprises, LLC (incorporated by reference to exhibit 10.36 of the Company's Annual Report on Form 10-K filed for December 31, 2001).
10.15
Stock Option Agreement, dated as of March 30, 1998 by and between the Company and Myron C. Warshauer (incorporated by reference to exhibit 10.32 of the Company's Annual Report on Form 10-K filed for December 31, 2001).
10.16
Consulting Engagement Agreement dated January 11, 2002 between the Company and AP Holdings (incorporated by reference to exhibit 10.35 of the Company's Annual Report on Form 10-K filed for December 31, 2001).
10.17
Executive Parking Management Agreement, dated as of May 1, 1998 by and among the Company, D&E Parking, Edward E. Simmons and Dale G. Stark (incorporated by reference to exhibit 10.32 of the Company's Annual Report on Form 10-K filed for December 31, 2002).
10.17.1
First Amendment to Executive Parking Management Agreement, dated as of August 1, 1999 by and among the Company, D&E Parking, Edward E. Simmons and Dale G. Stark (incorporated by reference to exhibit 10.32.1 to the Company's Annual Report on Form 10-K filed for December 31, 2002).

10.18
Management Agreement dated September 19, 2000 between the Company and Circle Line Sightseeing Yachts, Inc. (incorporated by reference to exhibit 10.2 of the Company's Quarterly Report on Form 10-Q filed for June 30, 2003).
10.18.1**	First Amendment dated June 9, 2003 to the Management Agreement between the Company and Circle Line Sightseeing Yachts, Inc.
10.19*	Property Management Agreement, dated as of September 1, 2003 between the Company and Paxton Plaza, LLC.
10.20*	Property Management Agreement, dated as of September 1, 2003 between the Company and Infinity Equities, LLC.
10.21*	Agreement of Lease, dated as of June 4, 1998 between the Company and LaSalle National Bank, as successor trustee to LaSalle National Trust, N.A. as successor trustee to LaSalle National Bank.
10.21.1*
First Amendment to Agreement of Lease, dated as of May 1, 1999 between the Company and LaSalle National Bank, as successor trustee to LaSalle National Trust, N.A. as successor trustee to LaSalle National Bank.
10.21.2*
Second Amendment to Agreement of Lease, dated as of July 27, 2000 between the Company and LaSalle National Bank, as successor trustee to LaSalle National Trust, N.A. as successor trustee to LaSalle National Bank.
10.21.3*
Third Amendment to Agreement of Lease, dated as of September 11, 2003 between the Company and LaSalle National Bank, as successor trustee to LaSalle National Trust, N.A. as successor trustee to LaSalle National Bank.
10.22
Exchange and Amendment Agreement dated November 20, 2001 by and among the Company and Fiducia Ltd. (incorporated by reference to exhibit 10.30 of the Company's Annual Report on Form 10-K filed for December 31, 2001).
10.23**	Form of Employment Agreement between the Company and John V. Holten.
10.24**	Form of Employment Agreement between the Company and Gunnar E. Klintberg.
10.25**	Form of Indemnification Agreement between the Company and certain of its directors.
10.26**	Form of Long-Term Lease between the Company and Circle Line Sightseeing Yachts, Inc.
11.1**	Statement re computation of per share earnings.
21.1*	Subsidiaries of the Company.
23.1*	Consent of Ernst & Young LLP.
23.2**	Consent of White & Case LLP (included in exhibit 5.1).
24.2	Power of Attorney (included in Part II of this Registration Statement).

*
Filed herewith.

**
To be filed by amendment.

QuickLinks

TABLE OF CONTENTS
SUMMARY
This Offering
Summary Consolidated Financial Data
RISK FACTORS
Risks Related to this Offering and Our Capital Structure
Risks Related to Our Dual Class Common Stock
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
COMPANY HISTORY
OWNERSHIP RECAPITALIZATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
MATERIAL U.S. FEDERAL TAX CONSIDERATIONS
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
APCOA/STANDARD PARKING, INC. CONSOLIDATED BALANCE SHEETS (In Thousands, Except for Share Data)
APCOA/STANDARD PARKING, INC. CONSOLIDATED STATEMENTS OF OPERATIONS (In Thousands)
APCOA/STANDARD PARKING, INC. CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' DEFICIT (In Thousands, Except for Share Data)
APCOA/STANDARD PARKING, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (In Thousands)
APCOA/STANDARD PARKING, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years Ended December 31, 2002, 2001 and 2000 (In thousands)
STANDARD PARKING CORPORATION CONDENSED CONSOLIDATED BALANCE SHEET (in thousands, except for share data)
STANDARD PARKING CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, unaudited)
STANDARD PARKING CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands, unaudited)
STANDARD PARKING CORPORATION NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS September 30, 2003 (in thousands except per share data, unaudited)
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS (In Thousands)
SIGNATURES
POWER OF ATTORNEY
INDEX TO EXHIBITS